Filed pursuant to Rule 424(b)(3)

Registration Number 333-137436-01

PROSPECTUS SUPPLEMENT dated June 4, 2007

(To Prospectus dated October 20, 2006)

VS HOLDINGS, INC.

SECOND PRIORITY SENIOR SECURED FLOATING RATE NOTES DUE 2012

This prospectus supplement supplements the Prospectus dated October 20, 2006, amended as of November 14, 2006, March 20, 2007 and May 15, 2007, with respect to the $165,000,000 Second Priority Senior Secured Floating Rate Notes due 2012, as may be further amended or supplemented from time to time.

On May 23, 2007, VS Holdings, Inc. filed a registration statement to raise approximately $150.0 million from an offering of its common stock. The company expects to use the proceeds therefrom to (i) repurchase approximately $165.0 million in aggregate principal amount of its Second Priority Senior Secured Floating Rate Notes due 2012; (ii) redeem all of the Series A Preferred Stock of the company’s direct parent company; and (iii) pay related fees, expenses and premiums. Any excess proceeds remaining after the uses listed above are expected to be used for general corporate purposes, including the repayment of indebtedness under the company’s revolving credit facility.

This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy the company’s common stock.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus has been prepared for and will be used by Bear Stearns & Co. Inc. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Bear Stearns & Co. Inc. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

BEAR STEARNS & CO. INC.

As filed with the Securities and Exchange Commission on May 23, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

VS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5400	11-3664322
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2101 91st Street

North Bergen, New Jersey 07047

Telephone: (201) 868-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald M. Neifield, Esq.

The Vitamin Shoppe

Vice President, General Counsel and Secretary

2101 91st Street

North Bergen, New Jersey 07047

Telephone: (201) 868-5959

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Vincent J. Pisano, Esq. Christian O. Nagler, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, NY 10022 Tel:(212) 446-4800 Fax:(212) 446-4900	Marc D. Jaffe, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, NY 10022-4802 Tel:(212) 906-1200 Fax:(212) 751-4864

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001	$150,000,000	$4,605.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 23, 2007

PROSPECTUS

                     Shares

Vitamin Shoppe, Inc.

Common Stock

This is our initial public offering. We are offering              shares of our common stock. We expect that the initial public offering price for our stock will be between $             and $             per share.

Prior to this offering there has been no public market for our common stock. We have applied to list our common stock on The New York Stock Exchange under the symbol “VSI.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on or about             , 2007.

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us if the underwriters sell more than              shares of common stock in this offering.

BEAR, STEARNS & CO. INC.	LEHMAN BROTHERS	BANC OF AMERICA SECURITIES LLC

PIPER JAFFRAY	WACHOVIA SECURITIES	COWEN AND COMPANY

The date of this prospectus is             , 2007.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such date.

i

PROSPECTUS SUMMARY

This summary highlights material information regarding the offering contained elsewhere in this prospectus, but may not contain all of the information that may be important to you. As used herein, the “Company,” “we,” “us” and “our” refer to VS Holdings, Inc. which will be renamed “Vitamin Shoppe, Inc.” after the merger of our parent VS Parent, Inc. into VS Holdings, Inc. in connection with this offering. References to “VMS” mean vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. This prospectus should be read in conjunction with the definitions set forth in “Certain Definitions.” You should read the entire prospectus, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto before deciding whether to invest in our common stock.

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past three years, we have been the second largest in overall sales and the fastest growing national VMS specialty retailer. We market over 400 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,500 SKUs offered in our typical store and an additional 11,500 SKUs available through our internet and catalog direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers, supermarkets, chain drugstores or mass merchants. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offering, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

We sell our products through two business segments: retail, which is our store format, and direct, which consists of our internet and catalog channels. In our retail segment, we have leveraged our successful store economic model by opening a total of 191 new stores since the beginning of 2003. During this time, we have expanded our presence in our existing markets as well as entered new markets such as California, Texas and Michigan. As of April 30, 2007, we operated 317 stores in 31 states and the District of Columbia, located in high-traffic regional retail centers. In our direct segment, we sell our products directly to consumers through our website, www.vitaminshoppe.com, and our nationally circulated catalog. Our website and our catalog complement our in-store experience by extending our retail product offerings and by enabling us to access customers outside our retail markets and those who prefer to shop online.

We have grown our net sales from $331.2 million in fiscal 2003 to $486.0 million in fiscal 2006, representing a compound annual growth rate (“CAGR”) of 13.6%. We have achieved 15 consecutive years of positive comparable store sales growth, and have grown our retail sales from $242.5 million in 2003 to $407.5 million in 2006, representing a CAGR of 18.9%. We generated income from operations of $29.5 million in fiscal 2006, representing an increase of 64.7% over the prior fiscal year.

Industry

According to the Nutrition Business Journal (“NBJ”), sales of nutritional supplements in the United States in 2005 were approximately $21.3 billion, representing a 4.2% compound annual growth rate between 2001 and 2005. The NBJ forecasts 4.1% average annual growth for U.S. nutritional supplement sales through 2011 driven primarily by the over 50 demographic, including Baby Boomers (those born between 1946 and 1964), who seek to improve their health and wellness and treat and prevent disease and illness cost effectively. The total U.S.

population of people 50 and older is expected to increase to 110 million people in 2015 from 87 million people in 2005, a CAGR of 2.4%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population. According to the Natural Marketing Institute’s 2005 Health & Wellness Trends Database, Baby Boomers spend 11% more on VMS products than the general population.

The VMS industry in the United States is highly fragmented, with no single industry participant accounting for more than 10% of total industry sales in 2006. Retailers of VMS products primarily include specialty retailers and mass merchants such as drugstores and supermarkets. The specialty retailers typically cater to the more sophisticated VMS customer by focusing on selection and customer service, while the mass merchants generally offer a limited assortment with less customer care.

Consumers use nutritional supplements to improve their lifestyles, treat specific health conditions, and keep themselves feeling younger and more active. Growth in the U.S. nutritional supplement industry has been led by specialty supplements, which include condition-specific products, and by sports nutrition products. The specialty supplements product category represented 16% of the total U.S. nutritional supplement industry in 2005. From 2005 to 2011, the U.S. specialty supplement product category is expected to grow at a 7.2% compound annual rate, or approximately 75% faster than the overall industry. The sports nutrition product category represented 10% of the total U.S. nutritional supplement industry in 2005. From 2005 to 2011, the U.S. sports nutrition product category is expected to grow at a 4.6% compound annual rate, or approximately 12% faster than the overall industry. The specialty supplements and sports nutrition product categories represented 31% and 27%, respectively, of our fiscal 2006 net sales.

Competitive Strengths

We believe we are well positioned to capitalize on the favorable VMS industry dynamics as a result of the following competitive strengths:

Most Extensive Product Selection Including a Strong Assortment of Proprietary Brands.    We believe we market the broadest product selection in the VMS industry with over 20,000 SKUs from a combination of over 400 different nationally recognized brands and our proprietary brands. Our typical store carries approximately 8,500 SKUs, with approximately 15,000 SKUs available in our distribution center and an additional 5,000 SKUs available for purchase through our special order process. Our selection of 1,200 SKUs of proprietary brand merchandise, which accounted for approximately 31% of our net sales in fiscal 2006, provides our customers the opportunity to purchase VMS products at great value while affording us higher gross margins. In addition, our merchandise assortment and sales are concentrated in the two fastest growing product categories in the VMS industry: specialty supplements and sports nutrition. In fiscal 2006, no single product sub-category accounted for more than 4% of our net sales, and no single third-party brand accounted for more than 3% of our net sales.

Value-Added Customer Service.    We believe we offer the highest degree of customer service in the VMS retail industry, aided by the deep product knowledge of our store associates, whom we refer to as “health enthusiasts.” We believe customer service is a very important component of a VMS consumer’s shopping experience, particularly for specialty supplement purchases. We staff our stores with highly experienced and knowledgeable associates (many of whom are regular and informed nutritional supplement users) who assist our customers in product selection. We place a strong emphasis on employee training and customer service and view our sales associates as health and wellness information stewards who educate our customers while assisting them with their purchases.

Highly Refined Real Estate Strategy.    We apply demanding retail criteria to our retail site selection. We locate our stores in attractive stand-alone locations or endcap (corner) positions in retail centers, rather than in enclosed malls, secondary or tertiary shopping centers. We believe that the location and visibility of our real estate is our single most effective and efficient customer acquisition strategy. Our research has shown that over 60% of our new customers are attained as a result of seeing one of our stores. Our retail store concept has proven successful throughout the country in both suburban and urban areas, and we have never closed a store due to poor performance.

Attractive, Loyal Customer Base.    We have a large and growing base of higher-income loyal customers who proactively manage their long-term health and wellness through the use of supplements. Typically, our customers are between 35 and 60 years old. Our Healthy Awards Program promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed annually. Our Healthy Awards Program customers accounted for 85% of our overall net sales in fiscal 2006. Our top 300,000 customers spend approximately four times as much as our average customers, with our older customers spending the greatest amount.

Multi-Channel Retailer.    We are a multi-channel retailer, distributing products through our retail stores, our website and our nationally circulated catalog, enabling us to access customers outside our retail markets and those who prefer to shop online. This business model affords us multiple touch points with our customers, which allows us to gather data and communicate with them in person, through our call center and via the web. Our direct business provides data on our customers’ purchasing patterns that we use to enhance our email and direct mail marketing efforts as well as assist in selecting the optimal future store locations.

Experienced Management Team with Proven Track Record.    Since Thomas Tolworthy was promoted to Chief Executive Officer in 2004, we have assembled a management team across a broad range of disciplines with extensive experience in building leading national specialty retailers.

Growth Strategies

We plan to execute several strategies in the future to accelerate our revenue growth, capture market share and drive higher operating income growth, including:

Expand Our Store Base.    We believe we have a highly attractive economic model for our new stores. We plan to aggressively expand our store base over the next five years, which we believe will complement the maturation of the 191 stores we have opened since January 1, 2003. We opened 32 stores in fiscal 2006. We plan to open between 35 and 40 stores in fiscal 2007 and increase our store base by approximately 12% to 15% annually thereafter. Over the next three years, we plan to locate a substantial majority of our new stores in existing markets or states. Based upon our operating experience and research conducted by The Buxton Company, we are confident that the U.S. VMS market can support over 900 Vitamin Shoppe stores operating under our current format.

Expand Our Direct Business.    We intend to grow our direct business through more sophisticated customer acquisition and marketing efforts to online customers. We continue to invest in technology to enhance our direct business by further personalizing the web experience for our customers. In addition, we plan to launch a new BodyTech e-commerce site that will focus on sports nutrition products and feature our BodyTech proprietary brand. By continuing to provide a broad assortment of products with an enhanced sense of community, we expect to continue to grow our loyal customer base.

Grow Our Loyal Customer Base.    We plan to grow our loyal customer base through more focused marketing initiatives. We intend to reallocate a portion of our advertising budget to sponsorship of health and wellness radio and cable television programming. We believe the characteristics of these audience members overlap with our target loyal customer. In addition, we will continue to utilize our market activation strategies in conjunction with new store openings to accelerate our acquisition of new customers.

Continue to Improve Store Productivity.    We plan to generate higher sales productivity through refined merchandising and pricing initiatives. For example, we have implemented sophisticated planogram software which we believe will increase our ability to refine our store-by-store assortments in a more targeted manner, increase our return on inventory investment and reduce our out-of-stock positions. We believe that implementing this and other merchandising and pricing strategies will enhance the productivity of our stores.

Continue to Invest in Education and Knowledge of Our Employees.    Investing in associate training and providing employees with opportunities to grow within our company is an important part of our growth strategy. We believe that providing a differentiated Vitamin Shoppe store experience to our customers and retaining and growing our loyal customer base can be driven by our sales associates’ ability to provide greater, value-added assistance to our customers.

Risk Factors

Despite our competitive strengths and growth strategies, there are a number of risks and uncertainties that may affect our financial and operating performance and our ability to execute our business strategy, including unfavorable publicity or consumer perception of our products and any similar products distributed by other companies and our failure to appropriately respond to changing consumer preferences and demand for new products and services. In addition to these risks and uncertainties, you should also consider the risks discussed under “Risk Factors.”

Investment by Bear Stearns Merchant Banking

We were acquired in November 2002 by BSMB/Vitamin LLC, an affiliate of Bear Stearns Merchant Banking and other investors. Following this offering and the transactions described immediately below, BSMB and certain of its affiliates, which we refer to collectively as “BSMB,” will own approximately     % of our common stock (approximately         % if the underwriters’ overallotment option is exercised in full).

Our Corporate Structure

Our current corporate structure is made up of four entities. VS Holdings, Inc., the issuer of the common stock offered hereby, owns all of the common stock of Vitamin Shoppe Industries Inc. VS Holdings, Inc. has no operations. All of our operating assets are held by Vitamin Shoppe Industries Inc. and its direct wholly-owned subsidiary, VS Direct Inc. VS Holdings, Inc. is a direct wholly-owned subsidiary of VS Parent, Inc.

Prior to the completion of this offering, VS Parent, Inc. will be merged into VS Holdings, Inc., with VS Holdings, Inc. being the surviving corporation which will be renamed “Vitamin Shoppe, Inc.” We refer to these transactions as our “corporate reorganization.”

Refinancing Transactions

During the last five fiscal years, we have incurred significant interest expense on our debt. To decrease the amount of interest we pay in the future, a significant portion of our outstanding debt and all of our preferred stock is expected to be refinanced and/or redeemed concurrently with the consummation of this offering. We intend to use the net proceeds from this offering and from borrowings under our New Term Loan which we expect to enter into concurrently with the consummation of this offering for:

•

the repurchase of approximately $165.0 million in aggregate principal amount of our Second Priority Senior Secured Floating Rate Notes due 2012 and the payment of approximately $             million of related premiums, fees and expenses;

•

the redemption of $             of our Series A Preferred Stock, including accumulated and undeclared dividends,         % of which is held by BSMB and         % which is held by its co-investors (which include our Chief Executive Officer, who holds         % thereof); and

•	the payment of transaction related expenses of approximately $ million, which includes a management services agreement termination fee of approximately $ million to be paid to BSMB.

Any excess proceeds remaining after the uses listed above will be used for general corporate purposes, including the repayment of indebtedness under our Revolving Credit Facility.

We refer to these transactions, together with this offering and our corporate reorganization, as the “Transactions.”

Additional Information

Our principal executive offices are located at 2101 91st Street, North Bergen, New Jersey 07047, and our telephone number is 201-868-5959. Our website address is www.vitaminshoppe.com. Information contained on our website does not constitute part of this prospectus. Vitamin Shoppe Industries Inc., our direct subsidiary, was incorporated in 1978 in New York and VS Holdings, Inc. was incorporated in Delaware in 2002 in connection with the acquisition of our Company by Bear Stearns Merchant Banking and other investors in November 2002. Our predecessor companies began operations in 1977.

The Offering

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that our net proceeds from the sale of shares of our common stock in this offering will be approximately $ , based on an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering with additional borrowings under our New Term Loan to redeem our Series A Preferred Stock, repurchase our Second Priority Senior Secured Floating Rate Notes and pay the costs, fees and expenses identified in “Use of Proceeds.”

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	“VSI.”

Unless we specifically state otherwise, the share information in this prospectus is as of March 31, 2007, and does not give effect to:

•	the underwriters’ option to purchase additional shares of common stock;

•	shares of our common stock issuable under our current stock option plan; and

•	shares of our common stock issuable pursuant to the exercise of our outstanding warrants.

Summary Historical and Pro Forma Consolidated Financial Data

The following table sets forth summary historical and pro forma consolidated financial data for VS Holdings, Inc. as of the dates and for the periods indicated. Our fiscal years end on the last Saturday in December. The statement of operations data for the fifty-two weeks ended December 30, 2006, fifty-three weeks ended December 31, 2005, and the fifty-two weeks ended December 25, 2004, have been derived from our audited consolidated financial statements and notes thereto included in this prospectus. The statement of operations data for the three months ended March 31, 2007, and for the three months ended April 1, 2006, and the balance sheet data as of March 31, 2007, have been derived from our unaudited condensed consolidated financial statements included in this prospectus, which, in our opinion, contain adjustments which are of a normal recurring nature and which we consider necessary to present fairly our financial position and results of operations at such dates and for such periods. Results of the three months ended March 31, 2007, are not necessarily indicative of the results that may be expected for the entire fiscal year. The pro forma data set forth below gives effect to the Transactions as if each transaction was consummated on January 1, 2006 with respect to the pro forma data for the year ended December 30, 2006 and the three months ended March 31, 2007, and March 31, 2007 for the pro forma balance sheet data as of March 31, 2007.

The summary historical and pro forma consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus.

	Three Months Ended		Fiscal Year Ended
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004
	(in thousands, except for the number of stores, shares and per share data)
Statement of Operations Data:
Net sales	$137,544	$127,300	$486,026	$436,463	$387,357
Cost of goods sold	90,570	84,611	326,523	290,243	258,223

Gross profit	46,974	42,689	159,503	146,220	129,134
Selling, general and administrative expenses	36,221	33,784	130,002	128,313	113,758

Income from operations	10,753	8,905	29,501	17,907	15,376
Extinguishment of debt and other (1)	—	(366)	(366)	11,573	—
Interest income	(55)	(137)	(350)	(209)	(190)
Interest expense	5,505	5,512	22,161	19,595	16,538

Interest expense, net	5,450	5,375	21,811	19,386	16,348

Income (loss) before provision (benefit) for income taxes	5,303	3,896	8,056	(13,052)	(972)
Provision (benefit) for income taxes	2,058	1,280	3,242	(5,063)	(361)

Income (loss) before cumulative effect of accounting change	3,245	2,616	4,814	(7,989)	(611)
Cumulative effect of accounting change (2)	—	—	—	2,280	—

Net income (loss)	3,245	2,616	4,814	(5,709)	(611)
Accumulated preferred stock dividends	—	2,041	4,123	7,771	7,180

Net income (loss) applicable to common stockholders	$3,245	$575	$691	$(13,480)	$(7,791)

	Three Months Ended			Fiscal Year Ended
	March 31, 2007		April 1, 2006	December 30, 2006		December 31, 2005	December 25, 2004
	(data presented in thousands, except for the number of stores, shares and per share data)
Weighted average shares outstanding (3)
Basic		100	100		100	100	100
Diluted		100	108		104	100	100
Net income (loss) per share
Basic		$32,450	$5,751		$6,913	$(134,803)	$(77,910)
Diluted		$32,450	$5,325		$6,647	$(134,803)	$(77,910)
Pro Forma Data:
Pro forma net interest expense	$			$
Pro forma net income	$			$
Pro forma weighted average shares outstanding
Basic
Diluted
Pro forma net income per share
Basic	$			$
Diluted	$			$
Operating Data:
Number of stores (end of period)		316	283		306	275	234
Comparable store sales growth (4)		6.1%	4.4%		6.6%	0.1%	1.8%

Balance Sheet Data:
	As of March 31, 2007
	Actual	Pro Forma
Working capital	$45,576	$
Total assets	413,384
Total debt	173,500
Stockholders’ equity	156,370

(1)	Extinguishment of debt and other for the three months ended April 1, 2006 of $0.4 million relates to gains recognized on our interest rate swap that we entered into in fiscal 2005, prior to qualification for hedge accounting. The fiscal 2005 amount includes $11.1 million of expenses related to the repayment of our previous debt upon our issuance of our Second Priority Senior Secured Floating Rate Notes and $0.4 million in expense relating to our interest rate swap that we entered into in fiscal 2005, prior to qualification for hedge accounting. The $11.1 million consists of the writeoff of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock and the writeoff of $3.4 million of unamortized deferred financing costs from the previous debt.
(2)	Reflects the cumulative effect of accounting change relating to costs included in inventory.
(3)	For the purposes of presenting basic and diluted net income (loss) per share on a comparative basis, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding were retroactively restated for all periods presented based on the exchange ratio in the reverse merger.
(4)	A store is included in comparable store sales after 410 days of operation.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

Risks Relating to Our Business and Industry

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, resulting in decreased sales.

We are highly dependent upon consumer perception regarding the safety and quality of our products, as well as similar products distributed by other companies. Consumer perception of products can be significantly influenced by adverse publicity in the form of published scientific research, national media attention or other publicity, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or questions the benefits of our or similar products or that claims that any such products are ineffective. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. Such research or publicity could have a material adverse effect on our ability to generate sales. For example, sales of some of our products, such as those containing ephedra, were initially strong, but decreased as a result of negative publicity and an ultimate ban by the Food and Drug Administration (“FDA”). As a result of the above factors, our operations may fluctuate significantly from quarter-to-quarter and year-to-year.

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our sales and growth prospects.

The U.S. nutritional supplements retail industry is a large and highly fragmented industry. In 2005, no single industry participant accounted for more than 10% of total industry sales. We compete primarily against other specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations and mail order companies. This market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. As certain products become more mainstream, we experience increased competition for those products. For example, as the trend in favor of low carb products developed, we experienced increased competition for our low carb products from supermarkets, drugstores, mass merchants and other food companies. Increased competition from companies that distribute through retail or wholesale channels could have a material adverse effect on our financial condition and results of operations. Certain of our competitors may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may be more effective and efficient in introducing new products. We may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

Our failure to appropriately respond to changing consumer preferences and demand for new products and services could significantly harm our customer relationships and sales.

Our business is subject to changing consumer trends and preferences. Our failure to accurately predict or react to these trends could negatively impact consumer opinion of us as a source for the latest products, which in turn could harm our customer relationships and cause us to lose market share. The success of our new product offerings depends upon a number of factors, including our ability to:

•	anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	price our products competitively;

•	deliver our products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could be rendered obsolete, which could have a material adverse effect on our sales and operating results.

Our substantial indebtedness could adversely affect our financial health.

As of March 31, 2007, after giving effect to the Transactions, we would have had $             million of outstanding indebtedness. Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic, industry and competitive conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Additionally, despite our current indebtedness levels, the agreement governing our outstanding debt upon consummation of the offering would allow us to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, sales and operating income.

As a retailer and direct marketer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury or include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. Most of our products are vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. While we attempt to manage these risks by obtaining indemnification agreements and insurance, our insurance policies may not be sufficient and/or third parties may not satisfy their commitments to us. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which in turn could adversely affect our financial performance. See “Business—Legal Proceedings.”

We may not be able to obtain insurance coverage in the future at current rates.

Our current insurance program is consistent with both our past level of coverage and our risk management policies. While we believe we will be able to obtain product liability insurance in the future, because of increased selectivity by insurance providers we may only be able to obtain such insurance at increased rates and/or with reduced coverage levels which could reduce our income from operations and increase our financial exposure to material litigation.

Compliance with new and existing governmental regulations could increase our costs significantly and adversely affect our operating income.

The processing, formulation, manufacturing, packaging, labeling, advertising and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, Federal Trade Commission (“FTC”), the Department of Agriculture (“DOA”) and the Environmental Protection Agency (“EPA”). These activities are also regulated by various state, local and international laws and agencies of the states and localities in which our products are sold. Regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost sales and increased costs to us. The FDA may not accept the evidence of safety for any new ingredients that we may want to market, may determine that a particular product or product ingredient presents an unacceptable health risk, may determine that a particular statement of nutritional support on our products, or that we want to use on our products, is an unacceptable drug claim or an unauthorized version of a food “health claim,” or the FDA or the FTC may determine that particular claims are not adequately supported by available scientific evidence. Any such regulatory determination would prevent us from marketing particular products or using certain statements on our products which could adversely affect our sales of those products. The FDA also could require us to remove a particular product from the market. For example, in April 2004, the FDA banned the sale of products containing ephedra. We stopped selling ephedra-based products in June 2003. Sales of products containing ephedra amounted to approximately $10.9 million, or 4% of our net sales, in 2002. Any recall or removal of products we sell could result in additional costs to us and the loss of future sales from any products that we are required to remove from the market. Any such product recalls or removals could also lead to liability and substantial costs and may subject us to substantial monetary penalties. Delayed product introduction, product recalls or similar issues as a result of governmental regulation may arise from time to time, which may have a material adverse effect on our sales and operating results.

In addition, from time to time, Congress, the FDA, the FTC or other federal, state, local or foreign legislative and regulatory authorities may impose additional laws or regulations that apply to us, repeal laws or regulations that we consider favorable to us or impose more stringent interpretations of current laws or regulations. Such developments could require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly and could have a material adverse effect on our business, financial condition and results of operations. For example, in 2006 Congress enacted the Dietary Supplement and Nonprescription Drug Consumer Protection Act, which creates requirements related to the reporting of serious adverse events. Other legislation has been introduced in Congress to, among other things, impose substantial new regulatory requirements for dietary supplements, including post-market surveillance requirements, FDA market reviews of dietary supplement ingredients, safety testing and records inspection. If enacted, new legislation could raise our costs and negatively impact our business. In addition, the FDA is in the process of adopting proposed rules on Good Manufacturing Practices (“GMP”) in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which will apply to the products we distribute. These regulations will require dietary supplements to be prepared, packaged and held in compliance with stricter rules, and may require quality control provisions similar to, or more stringent than, those in the GMP regulations for drugs. We or our third-party manufacturers may not be able to comply with the new rules without incurring additional expenses, which could be significant.

We rely on contract manufacturers to produce all of the proprietary branded products we sell. Disruptions in our contract manufacturers’ systems or losses of manufacturing certifications could adversely affect our sales and customer relationships.

Our contract manufacturers produce 100% of our proprietary branded products. Any significant disruption in those operations for any reason, such as regulatory requirements and loss of certifications, power interruptions, fires, hurricanes, war or threats of terrorism could adversely affect our sales and customer relationships.

A shortage in the supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase to us in the prices our contract manufacturers and third-party manufacturers charge us for our proprietary branded products and third-party products. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers, without negatively affecting our margins, could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. In fiscal 2006, we purchased approximately 12% of our total merchandise from Nature’s Value, one of the suppliers of our proprietary branded products. Events such as the threat of terrorist attacks or war, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products.

We rely on a single warehouse and distribution facility to distribute all of the products we sell. Disruptions to our warehouse and distribution facility or an increase in fuel costs could adversely affect our business.

Our warehouse and distribution operations are concentrated in a single location adjacent to our corporate headquarters in New Jersey. Any significant disruption in our distribution center operations for any reason, such as a flood, fire or hurricane, could adversely affect our product distributions and sales. Additionally, increasing fuel costs may adversely affect our results of operations, as the costs of our sales may increase as we incur fuel costs in connection with the transportation of goods from our warehouse and distribution facility to our stores.

Our new store base, or any stores opened in the future, may not achieve sales and operating levels consistent with our mature store base on a timely basis or at all. In addition, our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all, and our business could be adversely affected if it is unable to successfully negotiate favorable lease terms.

Since the beginning of 2003, we have aggressively pursued new store growth by opening 180 new stores through the fiscal year ended December 30, 2006 in existing and new markets. Historically, our new stores have reached sales that are consistent with our mature stores over the course of a four year period. New stores opened since the beginning of 2003, or any new stores to be opened in the future, may not achieve sales and operating levels consistent with our mature store base in this time frame or at all. The failure of our new store base to achieve sales and operating levels consistent with our mature store base on a timely basis will have an adverse effect on our financial condition and operating results. As of April 30, 2007, we leased 317 stores along with our corporate headquarters and distribution facility. The store leases are generally for a term of ten years and we have options to extend most leases for a minimum of five years. Our business, financial condition, and operating results could be adversely affected if we are unable to continue to negotiate profitable lease and renewal terms.

In addition, our growth continues to depend, in part, on our ability to open and operate new stores successfully. The success of this strategy depends upon, among other things, the identification of suitable sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion will also place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. Further, our new store openings may result in reduced net sales volumes in the direct channel, as well as in our existing stores in those markets. We expect to fund our expansion through cash flow from operations and, if necessary, by borrowings under our Revolving Credit Facility. If we experience a decline in performance, we may slow or discontinue store openings. If we fail to successfully implement these strategies, our financial condition and operating results may be adversely affected.

If we fail to protect our brand name, competitors may adopt tradenames that dilute the value of our brand name.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, because of the differences in foreign trademark laws concerning proprietary rights, our trademarks may not receive the same degree of protection in foreign countries as they do in the United States. Also, we may not always be able to successfully enforce our trademarks against competitors, or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and efficacy of our past and future marketing efforts, and could cause customer confusion, which could, in turn, adversely affect our sales and profitability. Moreover, we may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products.

Our success depends on our executive officers and other key personnel.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Thomas A. Tolworthy, our Chief Executive Officer, could have a material adverse effect on our operations. Our future success will also depend on our ability to attract and retain qualified personnel and a failure to attract and retain new qualified personnel could have an adverse effect on our operations. We do not currently maintain key person life insurance policies with respect to our executive officers or key personnel.

Risks Relating to the Shares and this Offering

Shares eligible for future sale may cause the market price of our common stock to decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, our amended and restated certificate of incorporation will authorize us to issue             shares of common stock and we will have              shares of common stock outstanding. Of these shares, the              shares of common stock sold in this offering will be freely tradeable, without restriction, in the public market. The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act, which will be freely tradeable subject to applicable holding period, volume and other limitations under Rule 144 or Rule 701 of the Securities Act. As of March 31, 2007, we had a total of              options outstanding, of which              were vested and              were available for grant under our Amended and Restated 2006 Stock Option Plan of VS Parent, Inc. We also had warrants outstanding to purchase                  shares of VS Parent, Inc. common stock. Upon completion of this offering,              shares of these restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 180 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and holders may not be released from these agreements without prior notice at the discretion of Bear, Stearns & Co. Inc. and Lehman Brothers Inc. See “Shares Eligible for Future Sale.” Some of our stockholders are entitled, subject to limited exceptions, to demand registration rights with respect to the registration of shares under the Securities Act. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock to decline. An estimated              million shares of common stock will be entitled to demand registration rights upon completion of this offering.

The shares you purchase in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the tangible book value per share of our outstanding common stock. Assuming an initial public offering price of $            per share, the midpoint of the range on the cover of this prospectus, purchasers of our common stock will incur dilution of $            per share in the net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

Since our common stock has never been publicly traded, a trading market may not develop for our common stock, and you may not be able to sell your stock.

There has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations among representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

Approximately              % of our voting power will be controlled by one principal stockholder whose interests may conflict with those of our other stockholders.

Upon completion of this offering, affiliates of BSMB will hold approximately              % of our voting power. As a result of this ownership, as well as the fact that a representative of BSMB is expected to continue to serve as chairman of our board of directors following the offering, BSMB will have significant influence in the consideration of all matters requiring the approval of our stockholders and/or our board of directors. This influence may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares.

Our amended and restated certificate of incorporation will provide that BSMB and its affiliates are not required to offer corporate opportunities of which they become aware to us and could therefore offer such opportunities instead to other companies including portfolio companies of BSMB. In addition, until BSMB ceases to beneficially own at least 33 1/3% of our common stock, the prior consent of BSMB will be required for certain actions, including, but not limited to, (i) mergers, (ii) certain sales or acquisitions not in the ordinary course of business, (iii) changes in our authorized, or issuance of, capital stock, (iv) adoptions of incentive plans, (v) our dissolution, (vi) amendments of our certificate of incorporation and bylaws, (vii) the declaration of dividends, and (viii) changes in the number of directors on our board or changes to board committees. These restrictions could prevent us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. These restrictions could also limit stockholder value by preventing a change of control that you might consider favorable.

Because BSMB, together with certain other stockholders who have agreed to vote together with BSMB, will own more than 50% of our common stock after this offering, we are considered a “controlled company” for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted to, and have opted out of, the New York Stock Exchange corporate governance requirements that our board of directors, our compensation committee and our nominating and corporate governance committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors.

We do not currently intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

Since our acquisition by BSMB in 2002, we have not declared or paid any cash dividends on our common stock and we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. In addition, our senior credit facilities may limit our ability to declare and pay cash dividends on our common stock. For more information, see “Dividend Policy.” As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock after this offering may never exceed the price that you pay for our common stock in this offering.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

As an independent public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations will increase our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal control over financial reporting and include a report of management on our internal control over financial reporting in our Annual Report on Form 10-K for our fiscal year ending December 29, 2007. In addition, we will be required to have our independent registered public accounting firm attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. Under current rules, we will be subject to this requirement beginning with our Annual Report on Form 10-K for our fiscal year ending December 27, 2008. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that do not directly or exclusively relate to historical facts. As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. The words “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could,” often identify forward-looking statements. Such forward-looking statements are subject to uncertainties and factors relating to our operations and business environment, any of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others (including those set forth under “Risk Factors”), could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements:

•	unfavorable publicity or consumer perception of our products;

•	the development and acceptance of our new product offerings;

•	our continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against us, including product liability claims;

•	compliance with government regulations;

•	our ability to maintain and to enter into key purchasing, supply and outsourcing relationships;

•	changes in our raw material costs;

•	increases in fuel prices;

•	pricing of our products;

•	the maturation of our stores opened since 2003;

•	our ability to protect our brand name;

•	our ability to renew our current leases and enter into new leases on terms acceptable to us;

•	our ability to attract and retain quality management personnel; and

•	the successful implementation of other strategic initiatives, including, without limitation, opening new stores and improving the functionality of our website.

TRADEMARKS

The Vitamin Shoppe and BodyTech are some of our registered trademarks. Other brand names or trademarks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and tradenames referred to in this prospectus are without the ® symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensors to these trademarks and tradenames.

CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

The following is a list of certain definitions that are used throughout the document.

Active customers	Healthy Awards Program members who have purchased merchandise from us at least once in the past fifty-two weeks.

Comparable stores	Our retail stores that have been operating for over 410 days.

Healthy Awards Program	Our no-fee customer loyalty program through which our customers earn points for every dollar they spend, which can be redeemed toward future purchases.

Low carb products	Weight management products which are low in carbohydrates.

Mature stores	Our retail stores opened prior to 2003.

Non-comparable stores	Our retail stores that have been operating for 410 or fewer days.

Predecessor Company	Vitamin Shoppe Industries Inc. prior to the acquisition of our company by Bear Stearns Merchant Banking and other investors in November 2002.

SKU	Stock keeping unit, which is a particular product for inventory purposes.

Successor Company	Vitamin Shoppe Industries Inc. after the acquisition of our company by Bear Stearns Merchant Banking and other investors in November 2002.

VMS	Vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products.

Some of the market and industry data and other statistical information used throughout this prospectus are based on independent industry publications including the December 2006 issue of the NBJ, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above. The industry forecasts and projections are based on industry surveys and Management’s experience in the industry, and we cannot give you any assurance that any of the projected results will be achieved.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from the sale of              shares of common stock in this offering and approximately $             million from borrowings under our New Term Loan, assuming an initial public offering price of $             per share (the midpoint of the range on the cover of this prospectus) and after deducting estimated underwriting discounts and estimated expenses of the offering payable by us. A $1.00 increase (decrease) in the assumed initial offering price of $            per share would increase (decrease) the net proceeds of this offering by $            million, assuming the sale of             million shares of our common stock and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of approximately $             million from this offering and approximately $             million from borrowings under our New Term Loan for:

•

the repurchase of approximately $165.0 million in aggregate principal amount of our Second Priority Senior Secured Floating Rate Notes due 2012 and the payment of approximately $             million of related premiums, fees and expenses;

•

the redemption of $         of our Series A Preferred Stock, including accumulated and undeclared dividends,         % of which is held by BSMB, an affiliate of Bear, Stearns & Co. Inc., and         % of which is held by its co-investors (which include our Chief Executive Officer, who holds         % thereof); and

•	the payment of transaction related expenses of approximately $ million, which includes a management services agreement termination fee of approximately $ million to be paid to BSMB.

Any excess proceeds remaining after the uses listed above will be used for general corporate purposes, including the repayment of indebtedness under our Revolving Credit Facility.

As of March 31, 2007, the interest rate on our Second Priority Senior Secured Floating Rate Notes was 12.87%, and the interest rate on our Revolving Credit Facility which matures in 2010 was 6.62%.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock since the acquisition of our company by BSMB in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay cash dividends on our common stock is limited by the covenants of our credit facilities and may be further restricted by the terms of any of our future debt or preferred securities.

CAPITALIZATION

The table below sets forth our actual cash and cash equivalents and capitalization on a pro forma basis, reflecting the merger of VS Parent, Inc. into VS Holdings, Inc. as of March 31, 2007, and on a pro forma as adjusted basis to give effect to:

•	this offering (assuming an initial public offering price of $ , the mid-point of the range on the cover of this prospectus); and

•	the Transactions, as if each transaction was consummated as of March 31, 2007.

See “Summary Historical and Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Use of Proceeds.”

The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	March 31, 2007
	Pro forma	Pro forma as adjusted (1)
	(dollars in thousands, except par value)
Cash and cash equivalents	$1,567	$

Revolving Credit Facility (2)	$8,500	$
New Term Loan	—
Second Priority Senior Secured Floating Rate Notes	165,000

Total debt	173,500

Preferred stock: $0.01 par value; shares of preferred stock issued and outstanding on March 31, 2007 ( shares authorized and no shares of preferred stock issued and outstanding upon completion of this offering)	1
Common stock: $0.001 par value; shares of common stock issued and outstanding on March 31, 2007 ( shares authorized and shares of common stock issued and outstanding upon completion of this offering as if it had occurred on March 31, 2007)	76
Additional paid-in-capital	151,056
Warrants	5,666
Accumulated other comprehensive income	164
Retained earnings	912

Total stockholders’ equity	157,875

Total capitalization	$331,375	$

(1)	A $1.00 increase (decrease) in the assumed initial offering price of $ per share would increase (decrease) the net proceeds of this offering by $ million, assuming the sale of million shares of our common stock and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	The unused available line of credit on our Revolving Credit Facility at March 31, 2007 was $36.2 million and the amount of borrowings outstanding at March 31, 2007 was $8.5 million. The Revolving Credit Facility includes a $10.0 million sub-facility for the issuance of letters of credit, of which there were $0.3 million issued and outstanding as of March 31, 2007.

DILUTION

Our net tangible book value as of March 31, 2007, was approximately $             million or $             per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. After giving effect to the sale of the              shares of common stock offered by us at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses, the as adjusted net tangible book value at March 31, 2007, would have been approximately $             million or approximately $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$

Net tangible book value per share at March 31, 2007
Increase per share attributable to this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

The table above excludes, as of March 31, 2007,             shares of common stock issuable upon (i) exercise of outstanding stock options under our Amended and Restated 2006 Stock Option Plan and (ii) our outstanding warrants. To the extent options are exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would affect our as adjusted net tangible book value by $             million, the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors is adjusted by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the commissions and discounts and estimated offering expenses payable by us.

If all stock options and warrants with exercise prices less than the initial public offering price are exercised, the as adjusted net tangible book value per share would be $            per common share and the dilution to new investors purchasing our common stock in this offering would be $            per common share.

The following table sets forth on an as adjusted basis as of March 31, 2007, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%			%

Total		100%			$100%		$

A $1.00 increase (decrease) in the assumed initial offering price of $             per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             million, $             million and $             per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same, and after deducting the commissions and discounts and estimated offering expenses payable by us.

If all stock options and warrants with exercise prices less than the initial public offering price are exercised, the number of shares held by existing investors will increase to              shares of our common stock, or             % of the total number of shares of our common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Our fiscal years end on the last Saturday in December and are designated by the calendar year in which the fiscal year ends. Results for fiscal 2006, fiscal 2005, fiscal 2004 and fiscal 2003 represent the results of VS Holdings, Inc. and its subsidiary (collectively referred to as the “Successor Company”). Results for 2002 are represented by (i) the results of Vitamin Shoppe Industries, Inc. (the “Predecessor Company”) for the period from January 1, 2002 through November 22, 2002 prior to the acquisition of our company by BSMB and other investors and (ii) results of Successor Company for the period from November 23, 2002 through December 28, 2002.

The following table sets forth selected historical consolidated financial information for Predecessor Company for the periods presented prior to the acquisition of our company by BSMB and other investors, combined selected historical consolidated financial information of the Predecessor Company and the Successor Company, and selected historical financial data for the Successor Company for periods presented after such acquisition. The statement of operations data for the fifty-two weeks ended December 30, 2006, fifty-three weeks ended December 31, 2005 and the fifty-two weeks ended December 25, 2004 and the balance sheet data as of December 30, 2006 and December 31, 2005 have been derived from the audited financial statements of the Successor Company included in this prospectus. The balance sheet data as of December 25, 2004, December 27, 2003, and the statement of operations data for the fifty-two weeks ended December 27, 2003, have been derived from our audited consolidated financial statements which are not included in this prospectus. Results for 2002 are represented by (i) the results of Predecessor Company for the period from January 1, 2002 through November 22, 2002, prior to the acquisition of our Company by BSMB and other investors and (ii) results of Successor Company for the period from November 23, 2002 through December 28, 2002 and as of December 28, 2002 and such financial statements are not included in this prospectus. The statement of operations data for the three months ended March 31, 2007 and for the three months ended April 1, 2006, and the balance sheet data as of March 31, 2007 have been derived from our unaudited condensed consolidated financial statements included in this prospectus, which, in our opinion, contain adjustments which are of a normal recurring nature, which we consider necessary to present fairly our financial position and results of operations at such dates and for such periods. The balance sheet data as of April 1, 2006 have been derived from our unaudited condensed consolidated financial statements which are not included in this prospectus. Results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the entire fiscal year.

The selected historical consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included in this prospectus.

The data below does not give effect to the Transactions.

								Predecessor
	Three Months Ended		Fiscal Year Ended				Nov. 23 - Dec. 28, 2002	Jan. 1 - Nov. 22, 2002
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003
	(in thousands, except for the number of stores, shares, and per share data )
Statement of Operations Data:
Net sales	$137,544	$127,300	$486,026	$436,463	$387,357	$331,221	$27,979	$246,611
Cost of goods sold	90,570	84,611	326,523	290,243	258,223	215,009	18,643	152,413

Gross profit	46,974	42,689	159,503	146,220	129,134	116,212	9,336	94,198
Selling, general and administrative expenses	36,221	33,784	130,002	128,313	113,758	95,710	8,367	68,835

Income from operations	10,753	8,905	29,501	17,907	15,376	20,502	969	25,363

Extinguishment of debt and other (1)	—	(366)	(366)	11,573	—	—	—	—
Interest income	(55)	(137)	(350)	(209)	(190)	(52)	—	—
Interest expense	5,505	5,512	22,161	19,595	16,538	17,224	1,577	4,218

Interest expense, net	5,450	5,375	21,811	19,386	16,348	17,172	1,577	4,218

Income (loss) before provision (benefit) for income taxes	5,303	3,896	8,056	(13,052)	(972)	3,330	(608)	21,145
Provision (benefit) for income taxes	2,058	1,280	3,242	(5,063)	(361)	1,659	(195)	8,695

								Predecessor
	Three Months Ended		Fiscal Year Ended				Nov. 23 - Dec. 28, 2002	Jan. 1 - Nov. 22, 2002
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003
			(data presented in thousands, except for the number of stores, shares and per share data)
Income (loss) before cumulative effect of accounting change	3,245	2,616	4,814	(7,989)	(611)	1,671	(413)	12,450
Cumulative effect of accounting change(2)	—	—	—	2,280	—	(2,366)	—	—

Net income (loss)	3,245	2,616	4,814	(5,709)	(611)	(695)	(413)	$12,450

Accumulated preferred stock dividends	—	2,041	4,123	7,771	7,180	6,633	603

Net income (loss) applicable to common stockholders	$3,245	$575	$691	$(13,480)	$(7,791)	$(7,328)	$(1,016)

Weighted average shares outstanding(3)
Basic	100	100	100	100	100	100	100
Diluted	100	108	104	100	100	100	100
Net income (loss) per share
Basic	$32,450	$5,751	$6,913	$(134,803)	$(77,910)	$(73,278)	$(10,164)
Diluted	$32,450	$5,325	$6,647	$(134,803)	$(77,910)	$(73,278)	$(10,164)

Operating Data:
Number of stores	316	283	306	275	234	174	128	120
Comparable store sales growth (4)	6.1%	4.4%	6.6%	0.1%	1.8%	11.2%	10.9%	13.6%

Balance Sheet Data, at end of period:
Working capital	$45,576	$36,150	$38,286	$28,268	$27,281	$21,963	$22,107
Total assets	413,384	414,390	411,620	408,601	390,460	382,336	367,800
Total debt	173,500	176,500	171,500	177,127	159,336	156,498	154,303
Stockholders’ equity	156,370	151,401	153,506	147,855	153,349	153,930	154,870

(1)	Extinguishment of debt and other for the three months ended April 1, 2006 of $0.4 million relates to gains recognized on our interest rate swap that we entered into in fiscal 2005, prior to qualification for hedge accounting. The fiscal 2005 amount includes $11.1 million of expenses related to the repayment of our previous debt upon our issuance of our Second Priority Senior Secured Floating Rate Notes and $0.4 million in expense relating to our interest rate swap that we entered into in fiscal 2005, prior to qualification for hedge accounting. The $11.1 million consists of the writeoff of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock and the writeoff of $3.4 million of unamortized deferred financing costs from the previous debt.
(2)	Reflects cumulative effect of accounting changes relating to costs included in inventory for fiscal 2005 and deferred revenues on our Healthy Awards frequent buyer program in fiscal 2003.
(3)	For the purpose of presenting basic and diluted net income (loss) per share on a comparative basis, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding were retroactively restated for all periods presented based on the exchange ratio in the reverse merger.
(4)	A store is included in comparable store sales after 410 days of operation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of our Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included in this prospectus. The discussion in this section contains forward-looking statements that are based upon current expectations. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, research and development expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed below and elsewhere in this prospectus that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review the information set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past three years, we have been the second largest in overall sales and the fastest growing national VMS specialty retailer. We market over 400 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,500 SKUs offered in our typical store and an additional 11,500 SKUs available through our internet and catalog direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers, supermarkets, chain drugstores or mass merchants. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offering, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

Our Company was founded as a single store in New York, New York in 1977. Our Vitamin Shoppe branded products were introduced in 1989. We were acquired in November 2002 by BSMB and other investors.

Segment Information

We sell our products through two business segments: retail, which is our store format, and direct, which consists of our internet and catalog formats.

Retail

Since the beginning of 2003, we have leveraged our successful store economic model by opening a total of 191 new stores. During this time we have expanded our presence in our existing markets as well as entering many new markets such as California, Texas and Michigan. As of April 30, 2007, we operated 317 stores in 31 states and the District of Columbia located in high-traffic regional centers. In the first three months of fiscal 2007, our retail segment generated net sales of $117.3 million representing an 12.8% increase over the first three months of fiscal 2006 retail net sales of $104.0 million. We have achieved 15 consecutive years of positive comparable store sales growth including comparable store sales growth of 6.6% in 2006. In fiscal 2006, our retail segment generated net sales of $407.5 million representing a 12.5% increase over fiscal 2005 retail net sales of $362.2 million. Growth in our comparable store sales for this period was 6.6%. From fiscal 2001 to fiscal 2006, we have grown our net sales in our retail segment at approximately an 18.7% compound annual rate. From fiscal 2001 to fiscal 2006, we have grown our square footage in our retail segment at a 29.2% compound annual rate.

Direct

We sell our products directly to consumers through our website, www.vitaminshoppe.com, and our nationally circulated catalog. Our website and our catalog complement our in-store experience by extending our retail product offerings with an additional 11,500 SKUs that are not available in our stores and enable us to access customers outside our retail markets and those who prefer to shop online. In 2006 we increased the number of active online customers by approximately 100,000 to more than 360,000. In the first three months of fiscal 2007, our direct segment generated net sales of $20.3 million representing a 13.1% decrease over the first three months of fiscal 2006 direct net sales of $23.3 million. In fiscal 2006, the direct segment generated net sales of $78.5 million representing an 5.7% increase over fiscal 2005 direct net sales of $74.3 million.

Trends and Other Factors Affecting Our Business

The VMS industry in the U.S. is highly fragmented, with no single industry participant accounting for more than 10% of total industry sales in 2006. Retailers of VMS products primarily include specialty retailers, drugstores, supermarkets and mass merchants. The specialty retailers typically cater to the more sophisticated VMS customer by focusing on selection and customer service, while the mass merchants generally offer a limited assortment comprised of more mainstream products with less customer care. Specialty retailers comprised the largest segment of the market in 2006 with 36% market share, which is expected to grow by 5.7% annually through 2010, according to the NBJ.

Growth in the U.S. nutritional supplement industry has been led by specialty supplements, which have grown due to increasing popularity of condition-specific products including glucosamine / chondroitin (for joint health), homeopathics (for miscellaneous conditions), fish oils (for cardiac health), Coenzyme Q10 (CoQ10) (for energy and cardiac health), S-adenosyl-L-methionine (SAMe) (for joint health), melatonin (for sleep regulation) and acidophilus (for digestive health). Consumers use nutritional supplements to improve their lifestyles, treat specific health conditions, and keep themselves feeling younger and more active. From 2005 to 2011, the U.S. specialty supplement product category is expected to grow at a 7.2% compound annual rate, or approximately 75% faster than the overall industry. The specialty supplements product category represented 16.0% of the total U.S. nutritional supplement industry in 2005. By way of comparison, specialty supplements, the fastest growing product category in the VMS industry, generated 31% of our fiscal 2006 net sales. We over-index our concentration in specialty supplements to focus on target customers who emphasize health and wellness as part of their lifestyle.

Sports nutrition product represented approximately 10.0% of the total U.S. nutritional supplement industry in 2005. By way of comparison, sports nutrition products generated 27% of our fiscal 2006 net sales. We believe our sports nutrition offering emphasizes products such as protein powders which appeal to our customers’ emphasis on health and wellness rather than products taken in conjunction with a body building regimen. From 2005 to 2011, the sports nutrition product category, which is expected to be the second fastest growing product category in the VMS industry, is expected to grow at a 4.6% compound annual rate.

We believe that one of the primary trends driving the growth in the industry is the aging U.S. population. The total U.S. population of people 50 and older is expected to increase to 110 million people in 2015 from 87 million people in 2005, a CAGR of 2.4%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population. According to the Natural Marketing Institute, Baby Boomers spend 11% more on VMS products than the general population.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations, and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, inventories, impairment of long-lived assets, goodwill and other intangible assets, deferred sales for our Healthy Awards Program, income taxes and contingencies. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

We recognize revenue upon sale of our products to our retail customers at the “point of sale,” which occurs when merchandise is sold “over-the-counter” in retail stores or upon delivery to a direct customer, net of sales returns. In accordance with Emerging Issues Task Force (“EITF”) Issue 00-10, Accounting for Shipping and Handling Fees and Costs, we classify all amounts billed to customers that represent shipping fees as sales in all periods presented. To arrive at net sales, gross sales are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The amounts reserved for sales returns, net of cost of goods sold, were $0.1 million and $0.2 million at December 30, 2006 and December 31, 2005, respectively.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the moving weighted average method. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing the product to its existing condition and location. Finished goods inventory includes the cost of labor and overhead required to package products. We adjust our inventory to reflect situations in which the cost of inventory is not expected to be recovered. We regularly review our inventory, including when a product is close to expiration and not expected to be sold, when a product has reached its expiration date, or when a product is not expected to be saleable. In determining the reserves for these products we consider factors such as the amount of inventory on hand and its remaining shelf life, and current and expected market conditions, including management forecasts and levels of competition. We have evaluated the current level of inventory considering historical trends and other factors, and based on our evaluation, have recorded adjustments to reflect inventory at net realizable value. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. These estimates require us to make assessments about the future demand for our products in order to categorize the status of such inventory items as slow moving, obsolete or in excess of need. These future estimates are subject to the ongoing accuracy of management’s forecasts of market conditions, industry trends and competition. We are also subject to volatile changes in specific product demand as a result of unfavorable publicity, government regulation and rapid changes in demand for new and improved products or services. At December 30, 2006, and December 31, 2005, obsolescence reserves were $1.3 million and $1.8 million, respectively.

Long-Lived Assets

We evaluate long-lived assets, including fixed assets and intangible assets with finite useful lives, periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of our estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows. For the periods presented we had no impairments of our long-lived assets.

Goodwill and Other Intangible Assets

On an annual basis, or whenever impairment indicators exist, we perform a valuation of our goodwill and indefinite lived intangible assets. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause us to conclude that impairment indicators exist, and therefore that goodwill and other intangible assets are impaired. To the extent that the fair value associated with our goodwill and indefinite-lived intangible assets is less than the recorded value, we write down the value of the asset. The valuation of our goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future, and estimated results of future operations. Changes in the business plan or operating results that are different than the estimates used to develop the valuation of the assets result in an impact on their valuation.

Deferred Sales

Our Healthy Awards Program allows customers to earn points toward free merchandise based on the volume of purchases. Points are earned each year under our Healthy Awards Program and are redeemable within the first three months of the following year or they expire. We defer sales on transactions based on estimated redemptions, which are based on historical redemption data as well as marketing efforts within the current period, and record a liability for points being earned within the current period. Net changes to deferred sales were $0.4 million, $1.0 million, and $0.8 million for the years ended December 30, 2006, December 31, 2005 and December 25, 2004, respectively. The balance of the deferred sales liability was $11.5 million and $11.0 million at December 30, 2006 and December 31, 2005, respectively.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), an amendment of FASB Statements No. 123, which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our expected volatility is based on the volatility levels over the past 6.25 years from the average volatility of similar actively traded companies. The expected holding period of the option is calculated using the simplified method using the vesting term of four years and the contractual term of 10 years. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. As a result of our application of the adoption of SFAS No. 123(R), we expect stock-based compensation expense to increase significantly over the next several years. In addition, upon consummation of this offering, we expect to incur a compensation charge due to the acceleration of options pursuant to employment agreements, as disclosed in “Compensation Discussion and Analysis.” Based upon an estimated offering price of $                 per share, the outstanding vested and unvested options would have an intrinsic value of $                 million.

For fiscal 2006, $0.5 million was charged to expense for stock-based compensation. The weighted average fair value for grants for fiscal 2006 was $6.09. For fiscal 2005 and 2004, regarding pro forma information for those grants issued prior to adoption, see Note 4 to our consolidated financial statements for the year ended December 30, 2006.

Income Taxes

We record our income taxes based on the requirements of SFAS No. 109, “Accounting for Income Taxes.” Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, including the results of local state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of tax assets recorded on our balance sheet and provide valuation allowances as we deem necessary. Deferred tax assets could be reduced in the near term if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

Our income tax returns are periodically audited by the Internal Revenue Service and state and local jurisdictions. We reserve for tax contingencies when it is probable that a liability has been incurred and the contingent amount is reasonably estimable. These reserves are based upon our best estimation of the potential exposures associated with the timing and amount of deductions, as well as various tax filing positions.

Effective December 31, 2006 (the first day of fiscal 2007), we adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 provides guidance for the recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with FIN 48, we recognized a liability for uncertain tax positions for $3.1 million, increasing our previously recorded liability for uncertain tax positions, interest, and penalties, and reducing the December 31, 2006 balance of retained earnings by $0.2 million as well increasing the balance of goodwill. See Note 12 to our condensed consolidated financial statements for the period ended March 31, 2007 for more information on income taxes.

As such, effective December 31, 2006, it is our policy to recognize, at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority, the impact of an uncertain income tax position on our income tax return. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Our tax provisions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments to those provisions. We record interest and penalties payable to relevant tax authorities as income tax expense.

General Definitions for Operating Results

Net Sales consist of sales from comparable stores and non comparable stores, as well as sales made directly to our internet and catalog customers net of deferred sales. A store is included in comparable store sales after four hundred and ten days of operation.

Cost of goods sold includes the cost of inventory sold, markdowns, costs of warehousing and distribution and store occupancy costs. Warehousing and distribution costs include freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility, including payroll, which are capitalized into inventory and then expensed as merchandise is sold. Store occupancy costs include rent, common area maintenance, real estate taxes, and utilities.

Gross profit is net sales minus cost of goods sold.

Selling, general and administrative expenses consist of operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses.

Related party expenses consist of management fees incurred and paid to BSMB, consulting fees paid to BSMB for our fiscal 2005 cost savings program, and consulting fees incurred and paid to Renaissance Brands, Inc.

Income from operations consists of gross profit minus selling, general and administrative expenses, and related party expenses.

Extinguishment of debt and other includes $0.4 million of income in fiscal 2006 related to the interest rate swap. In fiscal 2005 it included $11.1 million of expenses related to the repayment of our previous debt upon our issuance of our Second Priority Senior Secured Floating Rate Notes, which consists of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock, $3.4 million of deferred financing costs from the previous debt, and $0.4 million in expense relating to our interest rate swap.

Interest income represents income earned from highly liquid investments purchased with an original maturity of three months or less.

Interest expense includes interest on the Second Priority Senior Secured Floating Rate Notes, interest on the Revolving Credit Facility, interest on our previous credit facility, interest on cap agreements, interest on the Holdco Notes and Opco Notes (each hereinafter defined), and amortization of debt discount and amortization of financing costs.

Key Performance Indicators and Statistics

We use a number of key indicators of financial condition and operating results to evaluate the performance of our business, including the following, which does not include any adjustments for our change in accounting policy in 2005 (see Note 4 to our consolidated financial statements for the year ended December 30, 2006) (in thousands):

	Three Months Ended		Fiscal Year Ended
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004
Net sales	$137,544	$127,300	$486,026	$436,463	$387,357
Comparable store sales growth	6.1%	4.4%	6.6%	0.1%	1.8%
Gross profit as a percent of net sales	34.2%	33.5%	32.8%	33.5%	33.3%
Income from operations	$10,753	$8,905	$29,501	$17,907	$15,376

The following table shows the growth in our network of stores for the three months ended March 31, 2007 and April 1, 2006 and fiscal 2006, 2005 and 2004:

	Three Months Ended		Fiscal Year Ended
	March 31, 2007	April 1, 2006	2006	2005	2004
Stores open at beginning of year	306	275	275	234	174
Stores opened	10	9	32	41	61
Stores closed	—	(1)	(1)	—	(1)

Stores open at end of period	316	283	306	275	234

Results of Operations

The information presented below is for the three months ended March 31, 2007 and April 1, 2006, which was derived from our unaudited consolidated financial statements, and the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004, which was derived from our audited consolidated financial statements, which, in the opinion of management, includes all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. The following table summarizes our results of operations for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 as a percentage of net sales, which does not include any adjustments for our change in accounting policy in fiscal 2005 for costs included in inventory (see Note 4 to our consolidated financial statements for the year ended December 30, 2006):

	Three Months Ended		Fiscal Year Ended
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.8%	66.5%	67.2%	66.5%	66.7%

Gross profit	34.2%	33.5%	32.8%	33.5%	33.3%
Selling, general and administrative expenses	26.1%	26.3%	26.5%	29.0%	29.0%
Related party expenses	0.2%	0.3%	0.3%	0.4%	0.3%

Income from operations	7.9%	7.0%	6.1%	4.1%	4.0%
Extinguishment of debt and other	0.0%	(0.3)%	(0.1)%	2.6%	0.0%
Interest income	0.0%	(0.1)%	(0.1)%	(0.1)%	0.0%
Interest expense	4.0%	4.3%	4.6%	4.6%	4.3%

Net interest expense	4.0%	4.2%	4.5%	4.5%	4.3%

Income (loss) before provision (benefit) for income taxes	3.9%	3.1%	1.7%	(3.0)%	(0.3)%
Provision (benefit) for income taxes	1.5%	1.0%	0.7%	(1.2)%	(0.1)%

Income (loss) before cumulative effect of accounting change	2.4%	2.1%	1.0%	(1.8)%	(0.2)%

Cumulative effect of accounting change	0.0%	0.0%	0.0%	(0.5)%	0.0%
Net income (loss)	2.4%	2.1%	1.0%	(1.3)%	(0.2)%

The net sales results presented for the year ended December 30, 2006 are based on a 52-week period (“fiscal 2006”), while the net sales results for the year ended December 31, 2005, are based on a 53-week period (“fiscal 2005”), and the net sales results for the year ended December 25, 2004 are based on a 52-week period (“fiscal 2004”).

Comparison of Three Months Ended March 31, 2007 with Three Months Ended April 1, 2006

Net Sales

Net sales increased $10.2 million, or 8.0%, to $137.5 million for the three months ended March 31, 2007, compared to $127.3 million for the three months ended April 1, 2006. The increase was the result of an increase in our comparable store sales, new sales from our non-comparable stores partially offset by a decrease in our direct sales.

Retail

Net sales from our retail stores increased $13.3 million, or 12.8%, to $117.3 million for the three months ended March 31, 2007 compared to $104.0 million for the three months ended April 1, 2006. We operated 316 stores as of March 31, 2007 compared to 283 stores as of April 1, 2006. Our overall store sales for the three months ended March 31, 2007 increased due to non-comparable store sales increases of $7.0 million and an increase in comparable store sales of $6.3 million, or 6.1%. Our overall sales increased primarily in the categories of supplements, which increased $1.9 million, or 6.8%; sports nutrition, which increased by $8.2 million, or 38.2%;

herbs, which increased $1.8 million, or 8.7%; and Weight Management (which includes low carb products), which increased $0.7 million, or 10.5%. These increases were partially offset by a decrease in our other-books/accessories category, which decreased by $0.3 million.

The supplements category, although experiencing an increase in net sales at a proportionately lower rate than the overall increase in net sales, experienced a growth in sales of essential fatty acids, or EFAs, of over 18%. This was offset in part by a decrease in net sales of CoQ10 of 6.7%, and Glucosamine of 2.7%, both of which are included in our supplement category. The decrease in net sales of CoQ10 and Glucosamine was due mainly to the discounting of our VSB product as unit sales were not substantially different between quarters. Given the current trend in EFA consumption, and the growing number of publications and certain recommendations regarding the heart-health benefits of fish oils (such as by The American Heart Association and US National Institute for Health), we expect sales of EFAs to continue to be strong in this fiscal year. Product sales in the sports nutrition category increased at a greater rate than the overall increase in net sales during the first quarter of fiscal 2007, and has done so for the past four quarters. We believe this is due largely to the growth in the fitness-conscious market as well as the diversity of new product introductions and innovations in technology.

Direct

Net sales to our direct customers decreased $3.0 million, or 13.1%, to $20.3 million for the three months ended March 31, 2007 compared to $23.3 million for the three months ended April 1, 2006. This decrease was attributable to the overall decrease in our catalog sales as our internet sales remained relatively flat. This reduction in sales is largely due to the decrease in promotional activities in our direct business in this quarter as compared to the quarter ending April 1, 2006. As we experienced a greater concentration of customers who were one time purchasers as a result of those promotions, we did not repeat this promotion in the first quarter of fiscal 2007. In addition, as we continue to open more stores in more markets, and more customers have the ability to shop at our stores, some customers who would normally purchase our products by catalogue opted to purchase our products at the store as opposed to directly. However, this purchasing behavior was consistent with the same period last year relative to the increase in overall sales volume.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and occupancy costs, increased $6.0 million, or 7.0%, to $90.6 million for the three months ended March 31, 2007 compared to $84.6 million for the three months ended April 1, 2006. The components of cost of goods sold are explained below. Costs of goods sold as a percentage of net sales was 65.8% for the three months ended March 31, 2007 compared to 66.5% for the three months ended April 1, 2006.

Product costs increased $3.7 million, or 5.5%, to $71.2 million for the three months ended March 31, 2007, compared to $67.5 million for the three months ended April 1, 2006 as a result of greater sales this quarter as compared to the quarter ending April 1, 2006. Product costs as a percentage of net sales decreased to 51.8% for the three months ended March 31, 2007 compared to 53.0% for the three months ended April 1, 2006. The percentage decrease was largely a result of a 1.5% decrease in promotional activity as a percentage of sales, as we offered fewer price promotions for the three months ended March 31, 2007 versus the three months ended April 1, 2006. The 1.5% decrease in promotional activity as a percentage of sales was offset in part by a 0.4% increase in store markdowns for the three months ending March 31, 2007, as compared to the three months ending April 1, 2006.

Warehouse and distribution costs increased $0.8 million, or 19.2%, to $4.9 million for the three months ended March 31, 2007 compared to $4.1 million for the three months ended April 1, 2006. Warehouse and distribution costs as a percentage of net sales increased to 3.6% for the three months ended March 31, 2007 compared to 3.2% for the three months ended April 1, 2006. The increase of warehouse and distribution costs as a percentage of sales was primarily due to proportionately greater increases in shipping expenses which was attributable to the greater concentration of new stores operating in locations at greater distances, such as the Midwest and West Coast, in this quarter as compared to the three months ended April 1, 2006.

Occupancy costs increased $1.5 million, or 11.4%, to $14.5 million for the three months ended March 31, 2007 compared to $13.0 million for the three months ended April 1, 2006. Occupancy costs as a percentage of net sales rose to 10.5% for the three months ended March 31, 2007 compared to 10.2% for the three months ended April 1, 2006. This increase as a percentage of sales is mainly attributable to leases related to our newer stores that have yet to fully mature.

Gross Profit

As a result of the foregoing, gross profit increased $4.3 million, or 10.0%, to $47.0 million for the three months ended March 31, 2007 compared to $42.7 million for the three months ended April 1, 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, depreciation and other selling, general and administrative expenses, increased $2.5 million, or 7.4%, to $35.9 million for the three months ended March 31, 2007, compared to $33.4 million for the three months ended April 1, 2006. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for the three months ended March 31, 2007 decreased to 26.1% compared to 26.3% for the three months ended April 1, 2006.

Operating payroll and related benefits increased $1.2 million, or 10.2%, to $13.0 million for the three months ended March 31, 2007 compared to $11.8 million for the three months ended April 1, 2006. Operating payroll and related benefits expenses as a percentage of net sales increased to 9.5% during the three months ended March 31, 2007 compared to 9.2% for the three months ended April 1, 2006. The increase as a percentage of sales was primarily due to the decrease in our direct business sales relative to the staff, while the retail segment’s payroll remained relatively stable to retail net sales.

Advertising and promotion expenses decreased $0.6 million, or 11.3%, to $4.7 million for the three months ended March 31, 2007 compared to $5.3 million for the three months ended April 1, 2006. Advertising and promotion expenses as a percentage of net sales decreased to 3.4% for the three months ended March 31, 2007 compared to 4.2% for the three months ended April 1, 2006, as a result of the shift to web-based/direct advertising from print and television advertising which began in the second quarter of fiscal 2006.

Other selling, general and administrative expenses, which include depreciation and amortization expense, increased $1.9 million, or 11.7%, to $18.2 million for the three months ended March 31, 2007 compared to $16.3 million for the three months ended April 1, 2006. The increase was due to increases in depreciation and amortization of approximately $0.3 million, increases in equity compensation expense of approximately $0.2 million, increases in professional fees of $0.5 million, which were largely comprised of accounting and legal fees, and an increase in corporate payroll expense of $0.5 million, which was due to the increase in corporate staff in this quarter as compared to the same quarter last year. In addition, there was an increase in credit card fees of approximately $0.2 million due to increased customer purchases this quarter, as compared to the same quarter last year. Other selling, general and administrative expenses as a percentage of net sales increased to 13.2% during the three months ended March 31, 2007 compared to 12.8% for the three months ended April 1, 2006 due primarily to the increased professional services and a growing corporate staff.

Related Party Expenses

Related party expenses decreased $27,000, or 8.0%, to $313,000 for the quarter ended March 31, 2007, compared to $340,000 for the quarter ended April 1, 2006. The decrease is due to Renaissance Brands consulting fees incurred in 2006, which did not occur in the three months ended March 31, 2007 (see Note 10 to our condensed consolidated financial statements for the period ended March 31, 2007).

Income from Operations

As a result of the foregoing, income from operations increased $1.8 million, or 20.8%, to $10.8 million for the three months ended March 31, 2007 compared to $8.9 million for the three months ended April 1, 2006. Income from operations as a percentage of net sales increased to 7.8% for the three months ended March 31, 2007 compared to 7.0% for the three months ended April 1, 2006.

Retail

Income from operations for the retail segment increased $2.8 million, or 16.9%, to $19.3 million for the three months ended March 31, 2007 compared to $16.5 million for the three months ended April 1, 2006. Income from operations as a percentage of net sales for the retail segment increased to 16.5% for the three months ended March 31, 2007 compared to 15.9% for the three months ended April 1, 2006. The increase as a percentage of net sales was primarily due to a decrease in product costs of 0.7% as a percentage of sales as a result of a decrease in promotional activity in this quarter as compared to the same quarter last year, as well as a decrease in advertising expenses of approximately 0.2% as a percent of sales due to the shift in our advertising focus from print to web-based advertising which began in the second quarter of fiscal 2006.

Direct

Income from operations for the direct segment increased 27.0%, to $3.8 million for the three months ended March 31, 2007 compared to $3.0 million for the three months ended April 1, 2006. Income from operations as a percentage of net sales for the direct segment increased to 18.7% for the three months ended March 31, 2007 compared to 12.8% for the three months ended April 1, 2006. This increase in income from operations was due mainly to a 16.5% decrease in product costs this quarter as compared to the same quarter last year, primarily as a result of a decrease in promotional activity, and a decreases in advertising expenses of approximately $0.8 million, due to a promotional program implemented in the first quarter of fiscal 2006 which we did not repeat in the quarter ended March 31, 2007. Though net sales were $3.0 million lower in the quarter ended March 31, 2007, as compared to the quarter ended April 1, 2006, substantial cost savings due to the decreases in product costs and advertising expenses led to increased profitability for the direct segment.

Corporate Costs

Corporate costs increased by $1.8 million, or 16.6%, to $12.3 million for the three months ended March 31, 2007 compared to $10.6 million for the three months ended April 1, 2006. Corporate costs as a percentage of net sales increased to 9.0% for the three months ended March 31, 2007 compared to 8.3% for the three months ended April 1, 2006. The dollar increase was due to increases in depreciation and amortization of approximately $0.3 million, increases in equity compensation expense of approximately $0.2 million, increases in professional fees of $0.5 million, which were largely comprised of accounting and legal fees, and an increase in corporate payroll expense of $0.5 million, which was due to the increase in corporate staff in this quarter as compared to the same quarter last year. The 0.7% increase as a percentage of net sales for the quarter ended March 31, 2007, as compared to the quarter ended April 1, 2006, was primarily due to increased professional services and corporate staff.

Other

There were no amounts recorded in Other for the three months ended March 31, 2007. The amounts recorded in Other for the period ended April 1, 2006, represent income related to our interest rate swap which did not qualify for hedge accounting during that period.

Interest Income

Interest income decreased $82,000, or 59.9%, to $55,000 for the three months ended March 31, 2007 compared to $137,000 for the three months ended April 1, 2006. The decrease was due to having a lower balance in our interest bearing investment account during the three months ended March 31, 2007, as compared to the three months ended April 1, 2006.

Interest Expense

Interest expense remained level at $5.5 million for the three months ended March 31, 2007 compared to the three months ended April 1, 2006.

Provision for Income Taxes

We recognized $2.1 million of income tax expense during the three months ended March 31, 2007 compared with $1.3 million for the three months ended April 1, 2006. The effective tax rate for the three months ended March 31, 2007 was 38.8% compared to 32.9% for the three months ended April 1, 2006. The effective rate for the current quarter, as compared to the same quarter last year, was greater primarily due to changes to our blended state tax rates for the three months ended March 31, 2007, as well as an increase in estimated pre-tax income for the remainder of fiscal 2007 compared to our estimate at April 1, 2006.

Net Income

As a result of the foregoing, we generated net income of $3.2 million for the three months ended March 31, 2007 compared to $2.6 million for the three months ended April 1, 2006.

Comparison of Fifty-Two Weeks Ended December 30, 2006 with Fifty-Three Weeks Ended December 31, 2005

Net Sales

Net sales increased $49.6 million, or 11.4%, to $486.0 million for fiscal 2006 compared to $436.5 million for fiscal 2005. The increase was the result of an increase in our comparable store sales, new sales from our non-comparable stores and an increase in our direct sales.

Retail

Net sales from our retail stores increased $45.3 million, or 12.5%, to $407.5 million for fiscal 2006 compared to $362.2 million for fiscal 2005. We operated 306 stores as of December 30, 2006 compared to 275 stores as of December 31, 2005. Our overall store sales increased due to non-comparable store sales of $28.5 million (the fifty-third week in fiscal 2005 represented approximately $7.6 million in sales), as well as an increase in comparable store sales growth of $23.6 million, or 6.6% (Comparable store sales include only those stores open more than 410 days and align with fiscal 2005). Our overall sales increased primarily in the categories of herbs and homeopathic, which increased $10.3 million, or 14.9%; supplements, which increased $8.2 million, or 8.5%; multi-vitamins, which increased $3.3 million, or 12.2%; weight management, which increased $2.9 million, or 13.1%; and sports nutrition, which increased by $21.8 million, or 31.8%. These increases were partially offset by a decrease in the category of our low carb products, sales of which decreased by $1.6 million to $1.3 million in fiscal 2006 as compared to $2.9 million in 2005, comprising only 0.3% and 0.8% of our total net retail sales in fiscal 2006 and fiscal 2005, respectively. Sales in the low carb category currently consists only of certain low carb nutritional/sports drinks and bars as we have discontinued the low carb foods line prior to fiscal 2006 leaving it an insignificant portion of our business.

The supplements category, although experiencing an increase in net sales at a proportionately lower rate than the overall increase in net sales, experienced a growth in sales of essential fatty acids, or EFAs, of over 20%. This increase was offset in part by a decrease in net sales of CoQ10 and Glucosamine in our supplement category, due to the discounting of our VSB brand, although unit sales were actually greater. Given the current trend in EFA consumption, and the growing number of publications and certain recommendations regarding the heart-health benefits of fish oils (such as by The American Heart Association and US National Institute for Health), we expect sales of EFAs to be as strong or stronger in the next fiscal year. We believe product sales in the sports nutrition category increased at a greater rate than the overall increase in net sales during fiscal 2006, largely as a result of the growth in the fitness-conscious market. Sales of the herbs and homeopathic category grew at a greater rate as well due to the increase of Super-Foods/Green-Foods products as a component of our product mix. For the last three years sales of Super-Foods and Green-Foods have steadily increased. To meet the demand of our consumers we have doubled our SKUs in this category since fiscal 2004, and will continue to do so as long as the demand for such products persists.

Direct

Net sales to our direct customers increased $4.3 million, or 5.7%, to $78.5 million for fiscal 2006 compared to $74.3 million for fiscal 2005. The increase in net sales resulted primarily from increases in our website search engine efforts, which were undertaken in order to drive more traffic to our website and increase direct sales. This increase was partially offset by an additional week of sales in fiscal 2005 due to the fifty-third week.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and store occupancy costs, increased $36.3 million, or 12.5%, to $326.5 million for fiscal 2006 compared to $290.2 million for fiscal 2005. The components of cost of goods sold are explained below. Costs of goods sold as a percentage of net sales was 67.2% for the fifty-two weeks ended December 30, 2006 compared to 66.5% for the fifty-three weeks ended December 31, 2005.

Product costs increased $29.8 million, or 13.1%, to $256.1 million during fiscal 2006 compared to $226.3 million for fiscal 2005. Product costs as a percentage of net sales increased to 52.7% in fiscal 2006 compared to 51.9% for fiscal 2005. The percentage increase was largely a result of an increase in price promotions for our products, as well as an overall decrease in retail pricing of our VS brand products of approximately 1.3% in fiscal 2006 versus fiscal 2005, which we feel positioned our VS brand products to be the merchandise of greatest value in our retail stores. In addition, we offered greater price promotion for our direct sales products as well, and lowered our direct selling prices for both VS and non-VS brand this fiscal year to achieve a more competitive internet pricing structure. These percentage increases of product cost as a percentage of sales were offset in part by a 0.3% decrease in store markdowns.

Warehouse and distribution costs increased $1.2 million, or 8.0%, to $16.6 million for fiscal 2006 compared to $15.3 million for fiscal 2005. Warehouse and distribution costs as a percentage of net sales decreased to 3.4% for fiscal 2006 compared to 3.5% in fiscal 2005. The decrease was attributable to gaining efficiencies due to the greater utilization of existing capacities, thus keeping costs down relative to increased sales volume.

Occupancy costs increased $5.3 million, or 10.9%, to $53.9 million for fiscal 2006 compared to $48.6 million for fiscal 2005. Occupancy costs as a percentage of net sales remained level at 11.1%.

Gross Profit

As a result of the foregoing, gross profit increased $13.3 million, or 9.1%, to $159.5 million for fiscal 2006 compared to $146.2 million for fiscal 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses, increased $2.1 million, or 1.7%, to $128.6 million during fiscal 2006, compared to $126.5 million for fiscal 2005. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for fiscal 2006 was 26.5% compared to 29.0% for fiscal 2005.

Operating payroll and related benefits increased $3.9 million, or 8.9%, to $48.2 million for fiscal 2006 compared to $44.3 million for fiscal 2005. The increase is due mainly to our increase in retail locations throughout fiscal 2006. Operating payroll and related benefits expenses as a percentage of net sales decreased to 9.9% during fiscal 2006 compared to 10.1% for fiscal 2005. The decrease was primarily due to stable average per store payroll costs relative to increases in comparable store sales.

Advertising and promotion expenses increased $0.4 million, or 3.4%, to $13.1 million for fiscal 2006 compared to $12.7 million for fiscal 2005. Advertising and promotion expenses as a percentage of net sales decreased to 2.7% during fiscal 2006 compared to 2.9% for fiscal 2005, primarily as a result of the shift to web-based/direct advertising from print and television advertising which began in the second quarter of fiscal 2006. We focused more of our advertising efforts on our direct business in fiscal 2006, as we opened nine fewer stores than in fiscal 2005, and undertook several web-based initiatives this year, such as broadening our web platform and increasing our paid key-word search terms to stimulate greater direct sales.

Other selling, general and administrative expenses, which include depreciation and amortization expense, decreased $2.2 million, or 3.2%, to $67.3 million in fiscal 2006 compared to $69.5 million for fiscal 2005. The decrease was due primarily to a decrease in depreciation and amortization of approximately $5.4 million, as intangible assets related to customer lists were fully amortized as of December 2005, and a decrease in professional fees of $1.5 million in fiscal 2006 as a result of marketing fees and legal fees which occurred in fiscal 2005 and not in fiscal 2006. These decreases were offset in part by increases of $2.2 million for corporate payroll expense which was primarily due to an increase in of approximately $2.0 million in accrued bonuses as well as severance incurred on behalf of certain former executives during fiscal 2006; stock-based compensation expense of approximately $0.5 million, due to the implementation of SFAS 123(R) in fiscal 2006; credit card fees, which increased by approximately $0.6 million due to our increased sales; and relocation and recruitment fees of $0.6 million, which were incurred as a result of our staff restructuring in fiscal 2006; and various employee related administrative fees of approximately $0.2 million due to our increased operations in fiscal 2006. Other selling, general and administrative expenses as a percentage of net sales decreased to 13.9% during fiscal 2006 compared to 15.9% for fiscal 2005, due primarily to more fully utilizing the strength of our established corporate infrastructure, leading to greater economies of scale and increased efficiencies as we grow.

Related Party Expenses

Related party expenses decreased $0.4 million, or 24.6%, to $1.4 million during fiscal 2006, compared to $1.8 million for fiscal 2005. The decrease is due to reimbursed expenses that were accrued in connection with a cost savings plan prepared by a third party, but initiated and managed by BSMB, which was completed in fiscal 2005. This decrease was offset in part by increases in management fees to BSMB, which are driven by sales, and payments made to Renaissance Brands which did not occur in fiscal 2005 (for a detailed presentation, see Note 12 to our consolidated financial statements for the year ended December 30, 2006).

Income from Operations

As a result of the foregoing, income from operations increased $11.6 million, or 64.8%, to $29.5 million for fiscal 2006 compared to $17.9 million for fiscal 2005. Income from operations as a percentage of net sales increased to 6.1% during fiscal 2006 compared to 4.1% for fiscal 2005.

Retail

Income from operations for the retail segment increased $10.5 million, or 21.2%, to $59.9 million for fiscal 2006 compared to $49.4 million for fiscal 2005. Income from operations as a percentage of net sales for the retail segment increased to 14.7% for fiscal 2006 compared to 13.6% for fiscal 2005. The increase as a percentage of net sales was primarily due to lower payroll, advertising and general operating expenses as a percentage of net sales, as described in the above discussions. As certain of our new retail markets and new stores mature, we expect to experience more of these efficiencies in future periods. We believe this trend along with our current retail advertising practices will continue to contribute to increased profitably in our retail segment.

Direct

Income from operations for the direct segment decreased $2.3 million, or 13.5%, to $14.9 million for fiscal 2006 compared to $17.3 million in fiscal 2005. Income from operations as a percentage of net sales for the direct segment decreased to 19.0% for fiscal 2006 compared to 23.2% for fiscal 2005. This decrease as a percentage of net sales was primarily due to the $1.6 million increase in advertising expenditures, due to our shift to internet advertising/marketing, and to the 2.9% decrease in profit margin as a percentage of sales due to the increased markdown and promotional activity for our direct marketed products in fiscal 2006 as compared to fiscal 2005. These decreases were partially offset by a 0.6% decrease in general operating expenses as a percentage of sales.

Corporate Costs

Corporate costs decreased $3.5 million, or 7.1%, to $45.3 million during fiscal 2006 compared to $48.7 million for fiscal 2005. Corporate costs as a percentage of net sales decreased to 9.3% for fiscal 2006 compared to 11.2% for fiscal 2005. This decrease was due primarily to the decrease in depreciation and amortization expense of $5.4 million largely as a result of customer lists, which were fully amortized as of December 31, 2005, and a decrease in professional fees of $1.5 million in fiscal 2006. This decrease was offset with an increases in corporate payroll costs of approximately $2.2 million, relocation and recruitment fees of $0.6 million and various employee related administrative fees of approximately $0.2 million which occurred in fiscal 2006 as compared to fiscal 2005 as discussed above in “Selling, General and Administrative Expenses.”

Extinguishment of Debt and Other

Extinguishment of debt and other for fiscal 2006 represents $0.4 million in income related to our interest rate swap for the period prior to our qualification for hedge accounting. In fiscal 2005 extinguishment of debt and other represented $11.1 million of expenses related to the repayment of our previous debt upon our issuance of our Second Priority Senior Secured Floating Rate Notes, which consists of the write-off of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock and the write-off of $3.4 million of deferred financing costs from the previous debt, and also $0.4 million in expense relating to our interest rate collar which we had in conjunction with the extinguished debt in fiscal 2005. We did not incur these charges in fiscal 2006.

Interest Income

Interest income increased $141,000 to $350,000 in fiscal 2006 compared to $209,000 for fiscal 2005. The increase was due to maintaining a higher balance in our interest bearing investment account throughout fiscal 2006 as compared to fiscal 2005, as well as experiencing somewhat higher interest rates throughout the current year.

Interest Expense

Interest expense increased $2.6 million, or 13.1%, to $22.2 million in fiscal 2006 compared to $19.6 million for fiscal 2005. The increase was primarily attributable to a higher interest rate on the Second Priority Senior Secured Floating Rate Notes as compared with the pre-existing debt, as well as increased overall borrowings in fiscal 2006 compared to fiscal 2005 as we carried the Second Priority Senior Secured Floating Rate Notes for a full year in fiscal 2006 as opposed to less than two months in fiscal 2005 (see “Liquidity and Capital Resources” for more information).

Provision (Benefit) for Income Taxes

We recognized $3.2 million of income tax expense during fiscal 2006 compared to a benefit of $5.1 million in fiscal 2005. The effective tax rate for fiscal 2006 was 40.2% compared to 38.8% for fiscal 2005, which was primarily the result of the release of a reserve which occurred in fiscal 2005, offset in part, by changes in our blended state rate (see Note 8 to our consolidated financial statements for the year ended December 30, 2006).

Cumulative Effect of Accounting Change

Effective December 26, 2004 (the beginning of fiscal 2005), we implemented a change in accounting for costs included in inventory. The change relates to capitalizing freight on internally transferred merchandise, rent of the distribution center and costs associated with our buying department and distribution facility, including payroll. As a result, we recorded a cumulative effect of accounting change of $2.3 million (net of tax provision of $1.6 million) upon adoption in fiscal 2005.

Net Income (Loss)

As a result of the foregoing, we generated net income of $4.8 million in fiscal 2006 compared to a net loss of $5.7 million in fiscal 2005.

Comparison of Fifty-Three Weeks Ended December 31, 2005 with Fifty-Two Weeks Ended December 25, 2004

Net Sales

Net sales increased $49.1 million, or 12.7%, to $436.5 million for the fifty-three weeks ended December 31, 2005 compared to $387.4 million for the fifty-two weeks ended December 25, 2004. The increase was the result of an extra week of sales of approximately $8.7 million, a slight increase in our comparable store sales of 0.1% and new sales from our non-comparable stores, offset by a decrease in our direct sales.

Retail

Net sales from our retail stores increased $59.5 million, or 19.7%, to $362.2 million for the fifty-three weeks ended December 31, 2005 compared to $302.7 million for the fifty-two weeks ended December 25, 2004. We operated 275 stores as of December 31, 2005 compared to 234 stores as of December 25, 2004. Our overall store sales increased due to non-comparable store sales of $52.7 million for the fifty-two weeks ended December 25, 2005, as well as an additional week of sales due to the fifty-third week, which was approximately $7.6 million, as well as a slight increase in comparable store sales growth of 0.1%, partially offset by an increase in our deferred sales from our customer loyalty program. Our overall sales increased primarily in the categories of vitamins, minerals, herbs, supplements and sports nutrition, partially offset by decreases in our categories of low carb products, such as bars, and in our weight loss products, specifically Cortislim. We believe that this decrease is largely a result of low carb products having less popularity during fiscal 2005 as compared with fiscal 2004.

Direct

Net sales to our direct customers decreased $10.4 million, or 12.3%, to $74.3 million for the fifty-three weeks ended December 31, 2005 compared to $84.7 million for the fifty-two weeks ended December 25, 2004. The decrease resulted primarily from a decrease in new customers from our prospecting efforts and a shift in our customers’ buying pattern from our direct channel to our retail stores partially offset by an additional week of sales due to the fifty-third week.

Cost of Goods Sold

Cost of goods sold, which includes product, warehouse and distribution and occupancy costs, increased $32.0 million, or 12.4%, to $290.2 million for the fifty-three weeks ended December 31, 2005 compared to $258.2 million for fifty-two weeks ended December 25, 2004. The components of cost of goods sold are explained below. Costs of goods sold as a percentage of net sales was 66.5% for the fifty-three weeks ended December 31, 2005 compared to 66.7% for the fifty-two weeks ended December 25, 2004.

Product costs increased $20.1 million, or 9.7%, to $226.7 million for the fifty-three weeks ended December 31, 2005 compared to $206.6 million for the fifty-two weeks ended December 25, 2004. Product costs as a percentage of net sales decreased to 51.9% for the fifty-three weeks ended December 31, 2005 compared to 53.3% for the fifty-two weeks ended December 25, 2004. The percentage decrease was a result of improvements in pricing from vendors as well as a decrease in markdowns from promotional activity.

Warehouse and distribution costs increased $1.0 million, or 7.1%, to $15.0 million for the fifty-three weeks ended December 31, 2005 compared to $14.0 million for the fifty-two weeks ended December 25, 2004. Warehouse and distribution costs as a percentage of net sales decreased to 3.4% for the fifty-three weeks ended December 31, 2005 compared to 3.6% for the fifty-two weeks ended December 25, 2004. The decrease was attributable to leveraging of the distribution expenses in fiscal 2005, as well as the change in accounting policy whereby in fiscal 2005 we started capitalizing freight on internally transferred merchandise, rent for the distribution center and costs associated with our distribution facility, including payroll. These costs were previously expensed as incurred in cost of goods sold and are now treated as inventory product costs which are expensed as inventory is sold (see Note 3 to our consolidated financial statements for the year ended December 30, 2006).

Occupancy costs increased $10.9 million, or 29.0%, to $48.5 million for the fifty-three weeks ended December 31, 2005 compared to $37.6 million for the fifty-two weeks ended December 25, 2004. Occupancy costs as a percentage of net sales increased to 11.1% for the fifty-three weeks ended December 31, 2005, compared to 9.7% for the fifty-two weeks ended December 25, 2004. The increase was primarily due to less leverage as a result of lower sales from the direct segment as well as higher occupancy costs in certain of our new retail markets and new stores, which incur occupancy costs but have not yet matured from a sales perspective.

Gross Profit

As a result of the foregoing, gross profit increased $17.1 million, or 13.2%, to $146.2 million for the fifty-three weeks ended December 31, 2005 compared to $129.1 million for the fifty-two weeks ended December 25, 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, including operating payroll and related benefits, advertising and promotion expense, and other selling, general and administrative expenses, increased $14.5 million, or 12.7%, to $128.3 million for the fifty-three weeks ended December 31, 2005, compared to $113.8 million for the fifty-two weeks ended December 25, 2004. The components of selling, general and administrative expenses are explained below. Selling, general and administrative expenses as a percentage of net sales for the fifty-three weeks ended December 31, 2005 remained flat with last year at 29.4% of sales.

Operating payroll and related benefits increased $8.0 million, or 22.0%, to $44.3 million for the fifty-three weeks ended December 31, 2005 compared to $36.3 million for the fifty-two weeks ended December 25, 2004. Operating payroll and related benefits expenses as a percentage of net sales increased to 10.1% during the fifty-three weeks ended December 31, 2005 compared to 9.4% for the fifty-two weeks ended December 25, 2004. The increase was primarily due to higher operating payroll costs in certain of our new retail markets and new stores, which incur payroll and related benefits expenses but have not yet matured from a sales perspective.

Advertising and promotion expenses increased $0.1 million, or 0.8%, to $12.7 million for the fifty-three weeks ended December 31, 2005 compared to $12.6 million for the fifty-two weeks ended December 25, 2004. Advertising and promotion expenses as a percentage of net sales decreased to 2.9% during the fifty-three weeks ended December 31, 2005 compared to 3.3% for the fifty-two weeks ended December 25, 2004, which was due primarily to leveraging costs from our growing store base.

Other selling, general and administrative expenses, which include depreciation and amortization expense, increased $6.4 million, or 10.0%, to $71.3 million for the fifty-three weeks ended December 31, 2005 compared to $64.9 million for the fifty-two weeks ended December 25, 2004. The primary reason for the increase in costs relates to increased operating costs from new stores opened in fiscal 2004 and in fiscal 2005, increases in field management costs driven by the opening of new stores, and increased corporate expenses related to professional fees. Professional fees increased due to consulting fees of $0.7 million incurred as part of BSMB’s cost savings initiative (see Related Party Transactions in Note 12 to our consolidated financial statements for the year ended December 30, 2006), as well as fees of approximately $0.2 million incurred for Sarbanes-Oxley compliance initiatives. Other selling, general and administrative expenses as a percentage of net sales decreased to 16.3% during the fifty-three weeks ended December 31, 2005 compared to 16.8% for the fifty-two weeks ended December 25, 2004, due primarily through leveraging of these costs.

Income from Operations

As a result of the foregoing, income from operations increased $2.5 million, or 16.2%, to $17.9 million for the fifty-three weeks ended December 31, 2005 compared to $15.4 million for the fifty-two weeks ended December 25, 2004. Income from operations as a percentage of net sales increased to 4.1% for the fifty-three weeks ended December 31, 2005 compared to 4.0% for the fifty-two weeks ended December 25, 2004.

Retail

Income from operations for the retail segment increased $7.0 million, or 16.5%, to $49.4 million for the fifty-three weeks ended December 31, 2005 compared to $42.4 million for the fifty-two weeks ended December 25, 2004. Income from operations as a percentage of net sales for the retail segment decreased to 13.6% for the fifty-three weeks ended December 31, 2005 compared to 14.0% for the fifty-two weeks ended December 25, 2004. The decrease as a percent of net sales was primarily due to higher occupancy costs, including deferred rent, and payroll and payroll related costs in certain of our new retail markets as well as new stores, which incur occupancy and payroll costs but have not yet matured from a sales perspective. This decrease was partially offset by improvements product margin driven by improved pricing from vendors as well as a decrease in markdowns from promotional activity.

Direct

Income from operations for the direct segment decreased $3.5 million, or 16.8%, to $17.3 million for the fifty-three weeks ended December 31, 2005 compared to $20.8 million for the fifty-two weeks ended December 25, 2004. Income from operations as a percentage of net sales for the direct segment decreased to 23.3% for the fifty-three weeks ended December 31, 2005 compared to 24.6% for the fifty-two weeks ended December 25, 2004. This decrease as a percent of net sales was primarily due to the $10.4 million leverage in net sales from the prior year and an increase in selling, general and administrative expenses of $0.1 million, partially offset by an increase in product margin driven by improved pricing from vendors as well as a decrease in markdowns from promotional activity.

Corporate costs

Corporate costs increased $0.9 million, or 1.9%, to $48.7 million for the fifty-three weeks ended December 31, 2005 compared to $47.8 million for the fifty-two weeks ended December 25, 2004. Corporate costs as a percentage of net sales decreased to 11.2% for the fifty-three weeks ended December 31, 2005 compared to 12.3% for the fifty-two weeks ended December 25, 2004. This decrease was due primarily to increased net sales as well as $1.6 million in severance recorded in fiscal 2004 related to the termination of an executive officer of the Company, partially offset by increases in field management payroll and professional fees incurred in fiscal 2005.

Extinguishment of Debt and Other

Extinguishment of debt and other includes $11.1 million of expenses related to the repayment of our previous debt upon our issuance of our Second Priority Senior Secured Floating Rate Notes, which consists of the writeoff of $7.7 million of original issue discount related to the allocation of value to the warrants and Series A Preferred Stock and the writeoff of $3.4 million of deferred financing costs from the previous debt. Other also includes $0.4 million in expense relating to our interest rate swap that we entered into in fiscal 2005. We did not incur these charges in fiscal 2004.

Interest Expense, net

Interest expense increased $3.0 million, or 18.3%, to $19.4 million for the fifty-three weeks ended December 31, 2005 compared to $16.4 million for the fifty-two weeks ended December 25, 2004. The increase was primarily attributable to a higher interest rate on the Second Priority Senior Secured Floating Rate Notes as compared with the old debt, as well as increased overall borrowings compared with fiscal 2004 (see “Liquidity and Capital Resources” for more information).

Provision (Benefit) for Income Taxes

We recognized $5.1 million of income tax benefit during the fifty-three weeks ended December 31, 2005 compared with $0.4 million for the fifty-two weeks ended December 25, 2004. The effective tax rate for the fifty-three weeks ended December 31, 2005 was 38.8% compared to 37.1% for the fifty-two weeks ended December 25, 2004, which was primarily the result of the recording of a valuation allowance and a reduction in our income tax contingency of $375,000 due to the closure of certain matters with domestic taxing authorities (see Note 8 to our consolidated financial statements for the year ended December 30, 2006 for discussion), partially offset by a reduction in our blended state tax rate.

Cumulative Effect of Accounting Change

Effective December 26, 2004 (the beginning of fiscal 2005), we implemented a change in accounting for costs included in inventory. The change relates to capitalizing freight on internally transferred merchandise, rent of the distribution center and costs associated with our buying department and distribution facility, including payroll. As a result, we recorded a cumulative effect of accounting change of $2.3 million (net of tax provision of $1.6 million) upon adoption.

Net Loss

As a result of the foregoing, we generated a net loss of $5.7 million for the fifty-three weeks ended December 31, 2005 compared to a net loss of $0.6 million for the fifty-two weeks ended December 25, 2004.

Key Indicators of Liquidity and Capital Resources

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	March 31, 2007	December 30, 2006	December 31, 2005
Balance Sheet Data:
Cash and cash equivalents	$1,567	$1,472	$4,784
Working capital	45,576	38,286	28,268
Total assets	413,384	411,620	408,601
Total debt	173,500	171,500	177,127
Stockholders’ equity	156,370	153,506	147,855

	Three Months Ended		Fiscal Year Ended
	March 31, 2007	April 1, 2006	December 30, 2006	December 31, 2005	December 25, 2004
Other Information:
Depreciation and amortization, including deferred rent (1)	$4,360	$4,343	$16,865	$24,976	$25,415

Cash Flows (Used In) Provided By:
Operating activities	$694	$1,497	$16,755	$19,997	$23,092
Investing activities	(2,599)	(3,033)	(13,580)	(19,021)	(19,174)
Financing activities	2,000	(665)	(6,487)	923	(1,978)

Total change in cash and cash equivalents	$95	$(2,201)	$(3,312)	$1,899	$1,940

(1)	Also includes amortization of deferred financing fees.

Liquidity and Capital Resources

Our primary uses of cash and cash equivalents are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores. Historically, we have financed these requirements from internally generated cash flow. We believe that the cash generated by operations and cash and cash equivalents, together with the borrowing availability under our Revolving Credit Facility, will be sufficient to meet our working capital needs for the next twelve months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements.

We plan to spend between $10 million and $14 million in capital expenditures during fiscal 2007, of which $9 million to $11 million will be in connection with our store growth and improvement plans with the remainder of $1 million to $3 million being used for all other expenditures. Of the total capital expenditures projected for fiscal 2007 we have already invested $2.6 million during the three months ended March 31, 2007. We plan to open between 35 and 40 new stores during fiscal 2007, of which we have already opened 10 stores as of March 31, 2007. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Additionally, 60 day payment terms have been extended to us by some of our suppliers allowing us to effectively manage our inventory and working capital.

We were in compliance with all debt covenants as of March 31, 2007. At March 31, 2007, we had $1.6 million in cash and cash equivalents and $45.6 million in working capital. The $7.3 million increase in working capital compared to December 30, 2006, was primarily driven by growth in inventories of $2.1 million, a $7.7 million decrease in deferred sales and a $1.6 million decrease in accrued salaries and related expenses, offset in part by a $2.0 million increase in borrowings on our Revolving Credit Facility and a $2.2 million increase in other accrued expenses. At December 30, 2006, we had $1.5 million in cash and cash equivalents and $38.3 million in working capital.

During fiscal 2006 we spent approximately $13 million in connection with our store growth and improvement plans. We opened 32 new stores during fiscal 2006, and closed one store. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Currently, our practice is to establish an initial inventory level of approximately $165,000 in cost for each of our stores (which builds to approximately $200,000 per store over its first full year), a portion of which is vendor-financed based upon agreed credit terms, with the remainder being purchased in cash.

Cash Provided by Operating Activities

Cash provided by operating activities was $0.7 million and $1.5 million for the three months ended March 31, 2007 and April 1, 2006, respectively. The $0.8 million decrease was primarily due to a $3.1 million decrease in accounts payable, due to quicker remittances to our vendors to take advantage of favorable payment terms, offset in part by a $2.0 million decrease in inventory due to better management of our inventory.

Cash provided by operating activities was $16.8 million and $20.0 million for the fiscal years ended December 30, 2006 and December 31, 2005, respectively. This decrease was primarily a result of an overall reduction of our accounts payables, which decreased by $7.4 million in fiscal 2006 compared to fiscal 2005, as a result of the timing of payment to our vendors.

Cash provided by operating activities was $20.0 million and $23.1 million for fiscal 2005 and fiscal 2004, respectively. This decrease was primarily a result of increase in inventories and other current assets, as well as larger net loss due to higher interest expense attributable to our Second Priority Senior Secured Floating Rate Notes and our Revolving Credit Facility.

Cash Used in Investing Activities

Net cash used in investing activities during the three months ended March 31, 2007 and April 1, 2006 was $2.6 million and $3.0 million, respectively. Capital expenditures were used for the construction of 10 new stores during the three months ended March 31, 2007 and for improvements of existing stores, as well as continuous improvements to our information systems technologies. Capital expenditures were used for the construction of nine new stores during the three months ended April 1, 2006 and improvements of existing stores, as well as the launch of our new POS system for our stores.

Net cash used in investing activities during fiscal 2006 and fiscal 2005 was $13.6 million and $19.0 million, respectively. The decrease in cash used in investing activities of $5.4 million was primarily due to opening nine fewer stores in fiscal 2006 as compared to fiscal 2005, as well as investing approximately $3.0 million less in our information systems infrastructure in fiscal 2006, as compared to fiscal 2005, largely due to our store POS system project which we launched in fiscal 2005.

Net cash used in investing activities during fiscal 2005 and fiscal 2004 was $19.0 million and $19.2 million, respectively. Capital expenditures were used for the construction of 41 new stores in fiscal 2005 and improvements of existing stores, as well as continuous improvements to our information systems technologies.

Cash Provided (Used in) by Financing Activities

Net cash provided by financing activities was $2.0 million for the three months ended March 31, 2007, as compared with net cash used in financing activities of $0.7 million for the three months ended April 1, 2006. The increase for the three months ended March 31, 2007 is due mainly to the borrowing of $2.0 million from our Revolving Credit Facility.

Net cash used in financing activities was $6.5 million in fiscal 2006 as compared with net cash provided by financing activities of $0.9 million in fiscal 2005. During fiscal 2006, we paid down $5.6 million on our Revolving Credit Facility, as we had sufficient working capital to fund our operations. Our only financing expenditure in fiscal 2006 was $0.9 million for deferred financing fees incurred in connection with our Second Priority Senior Secured Floating Rate Notes. We did not borrow any additional funds in fiscal 2006.

Net cash provided by financing activities was approximately $0.9 million in fiscal 2005 as compared with net cash used in financing activities of $2.0 million for fiscal 2004. During fiscal 2005, we borrowed $6.0 million on our previous credit facility for working capital needs and subsequently repaid the $6.0 million through November 2005. In November 2005, we completed our offering of our Second Priority Senior Secured Floating Rate Notes due 2012, by which the initial purchasers received delivery of the Second Priority Senior Secured Floating Rate Notes on November 15, 2005. In conjunction with this offering, we repaid $95.8 million of principal on our previous credit facility, $19.5 million of principal and interest on our $15 million principal amount of VS Holdings, Inc. 13% PIK Notes due 2009 (the “Holdco Notes”) and $52 million in principal on our $52 million principal amount of 12.5% Senior Subordinated Notes due 2009 (the “Opco Notes”). Also in November 2005, we entered into a new $50 million senior secured revolving credit facility whereby we borrowed $15.1 million. During December 2005, we repaid $3.0 million on our Revolving Credit Facility. In connection with the Second Priority Senior Secured Floating Rate Notes and our Revolving Credit Facility, we incurred $6.7 million in fees which are deferred and are being amortized over the respective lives of the financing.

New Term Loan

In connection with the consummation of this offering, we expect to enter into our New Term Loan, a $             million senior secured term loan facility.

Revolving Credit Facility

We entered into a Revolving Credit Facility for $50.0 million in November 2005, and have the option to increase or decrease the facility size by $25.0 million, subject to certain conditions. The availability under the Revolving Credit Facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and inventory of our subsidiaries Vitamin Shoppe Industries Inc. (“VSI”) and VS Direct Inc. (“Direct”). The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, VSI and Direct. The Revolving Credit Facility provides for affirmative and negative covenants restricting, among other things, our ability to incur indebtedness, create or permit liens on our assets, declare or pay dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change our line of business, and restricts the types of hedging activities we can enter into. The Revolving Credit Facility has a maturity date of November 15, 2010.

The borrowings under our Revolving Credit Facility accrue interest, at our option at the rate per annum announced from time to time by the agent as its “prime rate,” or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from December 31, 2006 through March 31, 2007 was 6.62%. The combined weighted average annual interest rate in fiscal 2006 was 6.56%.

Direct and Holdings provided guarantees in respect of our obligations under our Revolving Credit Facility, and VSI and Holdings have provided guarantees in respect of Direct’s obligations under our Revolving Credit Facility.

We entered into an interest rate swap during December 2005 on a portion of our Second Priority Senior Secured Floating Rate Notes, which did not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133. As a result, the fair market value of the interest rate swap was marked to market during the first quarter of fiscal 2006 with a corresponding adjustment to other expense. As of March 31, 2007, the interest rate swap qualified for hedge accounting. The fair market value of $0.1 million is recorded in other assets on the condensed consolidated balance sheet at March 31, 2007. Of the decrease in market value of $0.5 million in fiscal 2007, $0.3 million is recorded in other comprehensive income, and $0.2 million is recorded in deferred tax liability.

Contractual Obligations and Commercial Commitments

As of March 31, 2007, our lease commitments and contractual obligations are as follows (in thousands):

Fiscal year ending	Total	Operating Leases (1)	Long-Term Debt	Interest Payments	Credit Facility	Severance	Auto Leases
Remainder of Fiscal 2007	$49,779	$34,566	$—	$15,108	$—	$76	$29
2008	64,777	44,377	—	20,361	—	—	39
2009	62,700	42,353	—	20,311	—	—	36
2010	70,355	41,584	—	20,271	8,500	—	—
2011	58,449	38,239	—	20,210	—	—	—
Thereafter	301,155	115,944	165,000	20,211	—	—	—

	$607,215	$317,063	$165,000	$116,472	$8,500	$76	$104

(1)	The operating leases included in the above table do not include contingent rent based upon sales volume, which represented less than 1% of our minimum lease obligations during fiscal 2006. In addition, the operating leases do not include common area maintenance costs or real estate taxes that are paid to the landlord during the year, which combined represented approximately 11.0% of our minimum lease obligations during fiscal 2006. Offsetting these operating lease commitments is sub-lease income of approximately $0.1 million per year, which we receive for one of our store locations that will aggregate $0.4 million by the end of 2010.

Severance.    As of March 31, 2007, we had a liability of $76,000 primarily related to severance payments for one executive terminated in the first quarter of fiscal 2007. We have an aggregate contingent liability of up to $1.5 million related to potential severance payments for four executives as of March 31, 2007 pursuant to their respective employment agreements. These potential severance payments are not reflected in the table above. We have an aggregate contingent liability of up to $1.9 million related to potential severance payments for eight employees as of March 31, 2007 following a change in control pursuant to their respective employment agreements. These potential severance payments are not reflected in the table above.

Auto Leases.    At March 31, 2007, we operated three delivery vans from our distribution center that make daily deliveries to stores in New York, New Jersey and Connecticut. The terms of these leases generally run for 48 months and expire at various times through November 2009.

Excluded in the above commitments is $3.1 million of long-term liabilities related to uncertain tax positions pursuant to FIN 48 due to the uncertainty of the timing of the payment.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into or disclosed on our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Effects of Inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales or operating results will not be impacted by inflation in the future.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation clarifies the evaluation methods and accounting treatment for tax positions to be taken or expected to be taken in the future. It will require that the Company determine certain tax positions to be sustainable under an examination, and the measurement of the impact for positions deemed to be non-sustainable. We have adopted FIN 48 in the first quarter of fiscal 2007. Please refer to “Critical Accounting Policies” section for a detailed discussion of the impact of the adoption.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption to have a material impact on our financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure and report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently. We are currently evaluating the requirements of SFAS No. 159 and have not yet determined the impact, if any, the adoption will have on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to interest rate risks. Other than on our Second Priority Senior Secured Floating Rate Notes, which carry a floating interest rate, we do not use derivative financial instruments in connection with these market risks. Our risk management activities are described below.

Our market risks relate primarily to changes in interest rates. Our Revolving Credit Facility and Second Priority Senior Secured Floating Rate Notes carry floating interest rates that are tied to LIBOR and the prime rate and, therefore, our statement of operations and our cash flows will be exposed to changes in interest rates. A one percentage point change in LIBOR would cause an increase to interest expense of approximately $0.2 million as the total potential increase of $1.7 million would be offset by our hedging activities described below. We historically have engaged in interest rate hedging activities related to our floating rate debt. We entered into an interest rate swap during December 2005 on a portion of our Second Priority Senior Secured Floating Rate Notes, which did not originally qualify for hedge accounting under SFAS No. 133. As a result, the fair market value of the interest rate swap was marked to market at December 31, 2005, with a corresponding adjustment to extinguishment of debt and other expense. As of December 30, 2006, the interest rate swap qualified for hedge accounting. The fair market value of $0.6 million is recorded in other assets on the consolidated balance sheet. Of the appreciation in market value of $1.1 million in fiscal 2006, $0.5 million is recorded in other comprehensive income, $0.2 million is recorded as a deferred tax liability and the remaining appreciation in market value of $0.4 million, which represents the appreciation of market value from December 31, 2005 to February 9, 2006, which was the period through which we did not qualify for hedge accounting, is recorded in other expense.

BUSINESS

Overview

We are a leading specialty retailer and direct marketer of vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products. For each of the past three years, we have been the second largest in overall sales and the fastest growing national VMS specialty retailer. We market over 400 different nationally recognized brands as well as our proprietary Vitamin Shoppe, BodyTech and MD Select brands. We believe we offer the greatest variety of products among VMS retailers with approximately 8,500 SKUs offered in our typical store and an additional 11,500 SKUs available through our internet and catalog direct sales channels. Our broad product offering enables us to provide our target customers with a selection of products not readily available at other specialty VMS retailers, supermarkets, chain drugstores or mass merchants. We target the dedicated, well-informed VMS consumer and differentiate ourselves by providing high quality products at competitive prices in an educational and high-touch customer service environment. We believe our extensive product offering, together with our well-known brand name and emphasis on product education and customer service, help us bond with our target customer and serve as a foundation for strong customer loyalty.

We sell our products through two business segments: retail, which is our store format, and direct, which consists of our internet and catalog channels. In our retail segment, we have leveraged our successful store economic model by opening a total of 191 new stores since the beginning of 2003. During this time, we have expanded our presence in our existing markets as well as entered many new markets such as California, Texas and Michigan. As of April 30, 2007, we operated 317 stores in 31 states and the District of Columbia, located in high-traffic regional retail centers.

We also sell our products directly to consumers through our website, www.vitaminshoppe.com, and our nationally circulated catalog. Our website and our catalog complement our in-store experience by extending our retail product offerings with an additional 11,500 SKUs that are not available in our stores and by enabling us to access customers outside our retail markets and those who prefer to shop online. In 2006, we increased the number of active online customers by approximately 100,000 to more than 360,000.

We have grown our net sales from $331.2 million in fiscal 2003 to $486.0 million in fiscal 2006, representing a CAGR of 13.6%. We have achieved 15 consecutive years of positive comparable store sales growth, and have grown our retail sales from $242.5 million in 2003 to $407.5 million in 2006, representing a CAGR of 18.9%. We generated income from operations of $29.5 million in fiscal 2006, representing an increase of 64.7% over the prior fiscal year.

Our company was founded as a single store in New York, New York in 1977. Our Vitamin Shoppe branded products were introduced in 1989. We were acquired in November 2002 by BSMB and other investors.

Industry

According to the NBJ, sales of nutritional supplements in the United States in 2005 were approximately $21.3 billion representing a 4.2% compound annual growth rate between 2001 and 2005. The U.S. nutritional supplement category is comprised of vitamins ($7.2 billion), herbs / botanicals ($4.4 billion), specialty / other ($3.4 billion), meal supplements ($2.3 billion), sports nutrition ($2.2 billion) and minerals ($1.8 billion). The NBJ forecasts 4.1% average annual growth for U.S. nutritional supplement sales through 2011 driven primarily by the over 50 demographic, including Baby Boomers who seek to improve their health and wellness and treat and prevent disease and illness cost effectively.

The VMS industry in the United States is highly fragmented, with no single industry participant accounting for more than 10% of total industry sales in 2006. Retailers of VMS products primarily include specialty retailers, drugstores, supermarkets and mass merchants. The specialty retailers typically cater to the more sophisticated VMS customer by focusing on selection and customer service, while the mass merchants generally offer a limited assortment comprised of more mainstream products, with less customer care. Specialty retailers comprised the largest segment of the market in 2006 with 36% market share, which is expected to grow by 5.7% annually through 2010, according to the NBJ.

Growth in the U.S. nutritional supplement industry has been led by specialty supplements, which have grown due to increasing popularity of condition-specific products including glucosamine / chondroitin (for joint health), homeopathics (for miscellaneous conditions), fish/animal oils (for cardiac health), Coenzyme Q10 (CoQ10) (for energy and cardiac health), S-adenosyl-L-methionine (SAMe) (for joint health), melatonin (for sleep regulation) and acidophilus (for digestive health). Consumers use nutritional supplements to improve their lifestyles, treat specific health conditions, and keep themselves feeling younger and more active. From 2005 to 2011, the U.S. specialty supplement product category is expected to grow at a 7.2% compound annual rate, or approximately 75% faster than the overall industry. The specialty supplements product category represented 16.0% of the total U.S. nutritional supplement industry in 2005. By way of comparison, specialty supplements, the fastest growing product category in the VMS industry, generated 31% of our fiscal 2006 net sales. We over-index our concentration in specialty supplements to focus on target customers who emphasize health and wellness as part of their lifestyle.

Sports nutrition product represented approximately 10.0% of the total U.S. nutritional supplement industry in 2005. By way of comparison, sports nutrition products generated 27% of our fiscal 2006 net sales. We believe our sports nutrition offering emphasizes products such as protein powders which appeal to our customers’ emphasis on health and wellness rather than products taken in conjunction with a body building regimen. From 2005 to 2011, the sports nutrition product category, which is expected to be the second fastest growing product category in the VMS industry, is expected to grow at a 4.6% compound annual rate.

We believe that one of the primary trends driving the growth in the industry is the aging U.S. population. The total U.S. population of people 50 and older is expected to increase to 110 million people in 2015 from 87 million people in 2005, a CAGR of 2.4%, which is nearly three times the overall population growth rate. The aging Baby Boomer generation comprises a significant and increasing part of the 50 and older population. According to the Natural Marketing Institute, Baby Boomers spend 11% more on VMS products than the general population.

Competitive Strengths

We believe we are well positioned to capitalize on the favorable VMS industry dynamics as a result of the following competitive strengths:

Most Extensive Product Selection Including a Strong Assortment of Proprietary Brands.    We believe we market the broadest product selection in the VMS industry with over 20,000 SKUs from a combination of over 400 different nationally recognized brands and our proprietary Vitamin Shoppe, BodyTech and MD Select brands. Our typical store carries approximately 8,500 SKUs, with approximately 15,000 SKUs available through our direct business and an additional 5,000 SKUs including those available for purchase through our special order process. We offer high-quality, nationally recognized brands such as Twinlab, Nutraceuticals, Solgar, EAS, CytoSport and our Vitamin Shoppe proprietary brand. We also carry smaller, more exclusive high end brands such as New Chapter, Garden of Life, Barleans and Life Extension. Additionally, we offer hard-to-find doctors’ brands including Cardiovascular Research, Allergy Research, American Biologics and Pioneer.

Included in our broad product assortment is our proprietary brand merchandise sold under the Vitamin Shoppe, BodyTech and MD Select brands. Our selection of 1,200 SKUs of proprietary brand merchandise, which accounted for approximately 31% of our net sales in fiscal 2006, provides our customers the opportunity to purchase VMS products at great value while affording us higher gross margins. We employ a good/better/best strategy with our Vitamin Shoppe brand: our Vitamin Shoppe MD Select brand offers a premium product with a condition-specific focus; our Vitamin Shoppe brand offers a broad selection with a focus on specialty supplements; and our Vitamin Shoppe Basics brand offers the most affordable option to our customers. Our BodyTech brand is focused on sports nutrition. We are currently considering growing our proprietary merchandise product assortment by increasing our focus on sports nutrition, probiotics and essential fatty acids.

In addition, unlike other VMS specialty retailers, we merchandise our product offering by intended use such as Heart Wellness and Joint Support rather than by brand. This merchandising approach allows us to address our customers’ desire for health and wellness more fully and efficiently than other specialty VMS retailers, supermarkets, drugstores and mass merchants, while limiting our dependence on the continued success on any single brand or product. Also, our merchandise assortment and sales are concentrated in the two fastest growing product categories in the VMS industry: specialty supplements and sports nutrition. In fiscal 2006, no single product sub-category accounted for more than 4% of our net sales, and no single third-party brand accounted for more than 3% of our net sales.

Value-Added Customer Service.    We believe we offer the highest degree of customer service in the VMS retail industry, aided by the deep product knowledge of our store associates, whom we refer to as “health enthusiasts.” We believe customer service is a very important component of a VMS consumer’s shopping experience, particularly for specialty supplement purchases. We staff our stores with highly experienced and knowledgeable associates (many of whom are regular and informed nutritional supplement users) who assist our customers in product selection. We place a strong emphasis on employee training and customer service and view our sales associates as health and wellness information stewards who educate our customers while assisting them with their purchases. We ensure the consistency of our high-quality customer service by training our store associates and management (including the direct customer care team) through Vitamin Shoppe University, a web-based interactive training program which includes online courses on product knowledge, customer service and management skills. Along with Vitamin Shoppe University, we provide our associates with up-to-date news and information on VMS products through proprietary newsletters, proprietary magazines, and daily sales meetings, empowering them to provide more value-added assistance to our customers.

Our stores offer extensive access to VMS information as they are equipped with a computer terminal and web access to www.vitaminshoppe.com, offering our customers health and wellness information as well as access to our complete product line. Our stores also offer “Health Notes” (an internet-based guide to health and VMS products that also provides information on the interaction of drugs and supplements) and a lending library of product information.

Highly Refined Real Estate Strategy.    We apply demanding retail criteria to our retail site selection. We locate our stores in attractive stand-alone locations or endcap (corner) positions in retail centers available in the markets in which we compete, rather than in enclosed malls, secondary or tertiary shopping centers. Our stores are situated in highly visible locations generally within a 15 minute travel time of more than 50,000 households with a high auto traffic or pedestrian count. We typically seek both urban and suburban locations in high traffic areas with easy access, ample drive-up parking, optimal visibility from a major roadway and strong impact signage. Management believes that the location and visibility of our real estate is our single most effective and efficient customer acquisition strategy. Our research has shown that over 60% of our new customers are attained as a result of seeing one of our stores. Our high profile locations and prominent signage reduce our dependency upon traditional advertising to drive customer traffic and brand awareness, which in turn reduces our need to cluster stores to achieve advertising economies of scale. Our retail store concept has proven successful throughout the country in both suburban and urban areas, and we have never closed a store due to poor performance.

Attractive, Loyal Customer Base.    We have a large and growing base of higher-income loyal customers who proactively manage their long-term health and wellness through the use of supplements. Many of our customers form relationships with store managers and associates who help educate and guide them through their shopping experience. In addition, our Healthy Awards Program promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed annually. Our Healthy Awards Program customers accounted for 85% of our overall sales in fiscal 2006. Our top 300,000 customers spend approximately four times as much as our average customers, with our older customers spending the greatest amount. We signed up approximately 900,000 new Healthy Awards members in our new and existing stores in 2006. The number of active members has grown to 2.8 million currently from 1.0 million in 2002. Our Healthy Awards Program is a valuable tool providing us with marketing and merchandising information on customer buying habits and market trends, as well as demographic information used to select future store locations.

Typically, our customers are between 35 and 60 years old. According to an A.C. Nielsen survey we commissioned, our customers are twice as likely as the general U.S. population to have an annual income in excess of $70,000 and 43% more likely to have a household income between $50,000 and $70,000. Our top customers spend approximately four times as much as our average customers, with our older customers spending the greatest amount.

Multi-Channel Retailer.    We are a multi-channel retailer, distributing products through our retail stores, our website and our nationally circulated catalog, enabling us to access customers outside our retail markets and those who prefer to shop online. This business model affords us multiple touch points with our customers, allows us to reach our customers where they prefer to shop and to gather data and communicate with them in person, through our call center and via the web. In 2006, we had over 8.2 million customer hits on our website, representing a 55% increase over 2005. Our direct business provides data on our customers’ purchasing patterns that we use to enhance our email and direct mail marketing efforts as well as assist in selecting optimal future store locations. We believe this multi-channel approach, and the marketing capabilities made possible through them, have and will continue to allow us to build customer loyalty.

Experienced Management Team with Proven Track Record.    Since Thomas Tolworthy was promoted to Chief Executive Officer in 2004, we have assembled a management team with extensive experience across a broad range of disciplines in building leading specialty retailers. Anthony Truesdale, who joined as our President and Chief Merchandising Officer in April 2006, has designed and implemented several key programs which we believe have supported our recent comparable store sales growth. Louis H. Weiss joined as our Vice President, Internet and Catalog Business in December 2006 and has been responsible for substantial improvements in our data mining, marketing and direct business. Michael G. Archbold joined as our Executive Vice President, Chief Operating Officer and Chief Financial Officer in April 2007.

Growth Strategies

We plan to execute several strategies in the future to accelerate our revenue growth, capture market share and drive higher operating income growth, including:

Expand Our Store Base.    We believe we have a highly attractive economic model for our new stores. We plan to aggressively expand our store base over the next five years, which we believe will complement the maturation of the 191 stores we have opened since January 1, 2003. We opened 32 stores in fiscal 2006. We plan to open between 35 and 40 stores in fiscal 2007 and increase our store base by approximately 12% to 15% annually thereafter. Over the next three years, we plan to locate a substantial majority of our new stores in existing markets or states. Based upon our operating experience and research conducted by The Buxton Company, we are confident that the U.S. VMS market can support over 900 Vitamin Shoppe stores operating under our current format. While we currently have no plans to extend our store base outside the United States, we will explore store opening opportunities in other territories and countries in North America in the next five years.

Expand Our Direct Business.    We intend to grow our direct business through more sophisticated customer acquisition and marketing efforts to online customers. We continue to invest in technology to enhance our direct business by further personalizing the web experience for our customers. We recently implemented a new web platform that improved our customer tracking capabilities and will provide new features such as creating automatically-generated emails to customers that remind them to replenish their supply based on date of last purchase and building affinities across product groups so that complementary products are automatically recommended to customers based on their current purchase. In addition, we intend to focus our customer acquisition strategy on attracting and retaining more loyal customers who will be drawn to the broad range of products and educational content we plan to provide on our website as opposed to customers who are only focused on the lowest prices. In so doing, our goal is to create, better serve and retain more loyal customers. By continuing to provide a broad assortment of products with an enhanced sense of community, we expect to continue to grow our loyal customer base.

In addition, we plan to launch a new BodyTech e-commerce site that will focus on sports nutrition products and feature our BodyTech proprietary brand. This website would also feature an internet community, online chat and user-supplied content focused on sports nutrition. Since the Vitamin Shoppe e-commerce site only generates 7.5% of its sales through sports nutrition, we believe that sales generated through our BodyTech e-commerce site will be additive to our overall e-commerce business and may drive customers who are introduced to us through this website to our Vitamin Shoppe e-commerce site and retail stores to purchase a broader array of VMS products.

Grow Our Loyal Customer Base.    We plan to grow our loyal customer base through more focused marketing initiatives after having completed extensive research with our Healthy Awards Program. Our customers in our Healthy Awards Program accounted for approximately 85% of our total sales in fiscal 2006, with our top 300,000 customers in this program spending four times as much as our average customer. We intend to reallocate a portion of our advertising budget to sponsorship of health and wellness radio and cable television programming, as we believe the characteristics of these audience members overlap with our target loyal customer. In addition, we will continue to utilize our market activation strategies in conjunction with new store openings to accelerate our acquisition of new customers. Through guerilla marketing campaigns, we reach out to local businesses, gyms and doctors’ offices to attract new customers. We believe that this strategy helps us activate and retain loyal customers.

Continue to Improve Store Productivity.    We plan to generate higher sales productivity through refined merchandising and pricing initiatives. For example, we have implemented sophisticated planogram software which we believe will increase our ability to refine our store-by-store assortments in a more targeted manner, increase our return on inventory investment and reduce our out-of-stock positions. We have recently completed a test of zone pricing and have begun to execute this strategy across our chain which will allow us to adjust prices according to local market conditions. We are also constantly evolving our store format in order to enable us to improve the visibility and marketability of our fast-growing specialty supplement and sports nutrition categories. We continually educate our customers on the benefit of these emerging products and plan to increase the square footage allocated to information resources and product knowledge. We believe that implementing these and other merchandising and pricing strategies will enhance the productivity of our stores.

Continue to Invest in Education and Knowledge of Our Employees.    Investing in associate training and providing employees with opportunities to grow within our company is an important part of our growth strategy. We believe that providing a differentiated Vitamin Shoppe store experience to our customers and retaining and growing our loyal customer base can be driven by our sales associates’ ability to provide greater, value-added assistance to our customers. To this end, we plan to continue to grow the number of Vitamin Shoppe University courses, migrate towards an incentive-based “Pay for Knowledge” compensation program, and continue to invest in our Product Education Conference, which is attended by over 150 of our vendors and all District and Store Managers. We utilize a “promote from within” employment culture in order to offer growth opportunities for our employees, reduce turnover, and provide predictable and sustainable human resources for our growth.

Sales Channels

Retail.    We believe we operate a unique retail store format in the VMS industry, which has been successful in diverse geographic and demographic markets, ranging from urban locations in New York City to suburban locations in Plantation, Florida and Manhattan Beach, California. Our stores carry a broad selection of VMS products and are staffed with experienced and knowledgeable associates who are able to educate our customers about product features and assist in product selection. We are committed to high quality real estate and target attractive stand-alone locations or end cap (corner) positions in retail centers located in high traffic urban and suburban markets. We have intentionally chosen not to locate our stores in enclosed malls, secondary or tertiary shopping centers.

There were 317 retail stores open in the United States as of April 30, 2007. Since the beginning of 2003, we have aggressively pursued new store growth. From this time through April 30, 2007 we opened 191 new stores, expanding our presence in our existing markets as well as entering many new markets such as California, Texas and Michigan. The following table shows the change in our network of stores for the Fiscal Years 2002 through 2006:

	Fiscal Year
	2006	2005	2004	2003	2002
Stores open at beginning of year	275	234	174	128	103
Stores opened	32	41	61	46	25
Stores closed	(1)	—	(1)	—	—

Stores open at end of year	306	275	234	174	128

We plan to open between 35 and 40 new stores in fiscal 2007. Thereafter, we plan to increase our store base by approximately 12% to 15% annually for at least the subsequent three years. Over the next three years, we plan to locate a substantial majority of our new stores in existing markets or states. Thereafter, we would continue to place our new stores predominantly in these areas but be opportunistic with regard to locations in new markets or states. While we have no plans to extend our store base outside the United States today, we do plan to explore store opening opportunities in other territories and countries in North America in the next five years.

Our new retail store operating model, which is based on our historical performance, assumes a target store size of approximately 3,600 square feet that achieves sales per square foot of $236 in the first twelve months. Our target net investment to open a retail store is approximately $370,000, which includes $240,000 of build-out costs, and $130,000 of initial inventory net of payables. The model also reflects target pre-opening expenses of $42,000. This operating model targets an annual average pretax cash return on investment of approximately 35% in the first four years and targets a pre-tax cash return on investment in excess of 60% at maturity. Our operating model also targets a breakeven cash flow contribution in the first twelve months of operations and 16.7% cash flow contribution margin by the fourth year of operation. Our stores typically require four years to mature, generating lower store level sales and store contribution in the initial years than our mature stores.

Direct.    Our direct segment consists of our Internet and catalog operations. The direct segment enables us to service customers outside our retail markets and provides us with data that we use to assist us in the selection of future store locations.

We currently obtain customer information from 100% of our Internet and catalog customers. As of March 31, 2007, our customer database contained approximately 6.7 million individual customer names, of which 2.7 million were households that placed a Internet or catalog order with us or made a store purchase from us within the previous 12 months.

Since 1998, our website located at www.vitaminshoppe.com has allowed our customers to purchase our merchandise over the Internet. In fiscal 2006, our website logged over 8.2 million visits, an increase of 55% over fiscal 2005. Our website features our full assortment of SKUs and includes free educational and product information via our Health Notes periodical. We educate prospective and current Vitamin Shoppe online customers regarding product features and assist in product selection. Our website also includes marketing and promotional offers such as Featured Product, Shopping Favorites, Hot New Products and monthly special items. We believe these marketing and promotional programs, which are exclusive to our Internet operations, helps us increase the unit count and dollar volume of the average Internet basket. In fiscal 2007 and beyond, we expect to further enhance our website functionality by introducing more sophisticated community elements including live chat with a Vitamin Shoppe customer service representative or online chat with other loyal Vitamin Shoppe customers.

In fiscal 2006, we distributed 4.1 million catalogs. Our catalog is currently designed to appeal to the dedicated, well-informed VMS consumer and includes a broad assortment of approximately 12,000 to 14,000 of our most popular SKUs. We expect our catalog sales to decrease over the next few years.

Properties

The following table reflects our current store count by state:

State	Stores Open at April 30, 2007	State	Stores Open at April 30, 2007
Alabama	1	Nevada	1
Arizona	6	New Hampshire	1
California	40	New Jersey	21
Colorado	5	New York	52
Connecticut	7	North Carolina	9
Delaware	2	Ohio	8
District of Columbia	1	Oregon	3
Florida	33	Pennsylvania	11
Georgia	8	Rhode Island	1
Idaho	1	South Carolina	4
Illinois	16	Tennessee	5
Indiana	4	Texas	24
Louisiana	2	Vermont	1
Maryland	11	Virginia	15
Massachusetts	9	Washington	2
Michigan	9	Wisconsin	4

		Total	317

As of April 30, 2007, we leased the property for all of our 317 stores. Our typical lease terms are ten years, with one to two five-year renewal options. We do not believe that any individual store property is material to our financial condition or results of operations. Of the leases for our stores, nine expire in fiscal 2007, 18 expire in fiscal 2008, 28 expire in fiscal 2009, 17 expire in fiscal 2010, 18 expire in fiscal 2011, and the balance expire in fiscal 2012 or thereafter. We have options to extend most of these leases for a minimum of five years. We have opened 11 stores to date in 2007, and signed 23 leases as of May 21, 2007 for planned store openings throughout the rest of 2007—2009.

In April 2004, we consolidated our existing warehouse and distribution centers and corporate headquarters into a new, leased, 230,000 square-foot state-of-the-art facility. The initial lease term for the facility (which commenced in 2002) is for 15 years, with one five-year renewal option. Our warehouse has the capacity to support 550 retail stores.

We believe that all of our current facilities are in good condition and are suitable and adequate for our current and reasonably anticipated future needs.

Products

We believe we market the broadest product selection in the VMS industry with over 20,000 SKUs from a combination of over 400 different nationally recognized brands and our proprietary Vitamin Shoppe, BodyTech and MD Select brands. Our typical store carries approximately 8,500 SKUs, with approximately 15,000 SKUs available through our direct business and an additional 5,000 SKUs available for purchase through our special order process. We offer high-quality, nationally recognized brands such as Twinlab, Nutricuticals, Solgar, EAS, CytoSport and our Vitamin Shoppe proprietary brand. We also carry smaller, more exclusive high end brands such as New Chapter, Garden of Life, Barleans and Life Extension. Additionally, we offer hard-to-find doctors’ brands including Cardiovascular Research, Allergy Research, American Biologics and Pioneer.

Included in our broad product assortment is our proprietary brand merchandise sold under the Vitamin Shoppe, BodyTech and MD Select brands through which we offer our customers the opportunity to purchase VMS products at great value while affording us higher gross margins. In fiscal 2006, sales of our 1,200 SKUs of our proprietary brand merchandise accounted for approximately 31% of our net sales. We employ a good/better/best strategy with our Vitamin Shoppe brand: our Vitamin Shoppe MD Select brand offers a premium product with a condition-specific focus; our Vitamin Shoppe brand offers a broad selection with a focus on specialty supplements; and our Vitamin Shoppe Basics brand offers the most affordable option to our customers. Our BodyTech brand is focused on sports nutrition. We are currently considering growing our proprietary merchandise product assortment by increasing our focus on sports nutrition, probiotics and essential fatty acids.

In addition, unlike other VMS specialty retailers, we merchandise our product offering by intended use such as Heart Wellness and Joint Support rather than by brand. This merchandising approach allows us to address our customers’ desire for health and wellness more fully and efficiently than other specialty VMS retailers, supermarkets, drugstores and mass merchants while limiting our dependence on the continued success on any single brand or product. In addition, our merchandise assortment and sales are concentrated in the two fastest growing areas in the supplement business: specialty supplements and sports nutrition. No single product sub-category accounted for more than 4% of net revenues in 2006 and no single third-party brand accounted for more than 3% of net revenues in the same period of time.

Key Product Categories

Our two largest product categories are specialty supplements and sports nutrition. In fiscal 2006, specialty supplements and sports nutrition represented 31% and 27% of total net merchandise sales, respectively.

Specialty Supplements

Supplements help supply higher levels of nutrients than diet alone can provide, help people stay healthy, and support specific conditions and life stages such as childhood, pregnancy, menopause and aging. Categories of supplements include essential fatty acids, probiotics and condition specific formulas. Certain supplements, such as organic greens, psyllium fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual’s diet. Flax seed oils and folic acid are specifically useful during pregnancy. Super antioxidants, such as Coenzyme Q-10, grapeseed extract and pycnogenol, are taken to address specific conditions. High ORAC (oxygen radical absorptive capacity) fruit concentrates like gogi, mangosteen, pomegranate and blueberry are taken to supplement high levels of natural nutrients not available in modern diets. Other specialty supplement formulas are targeted to support specific organs, biosystems and body functions. For example, we offer Ultimate Memory Aid for brain function, Sleep Naturally for sleeplessness and various enzyme combinations for other support systems. We offer over 5,000 supplement SKUs available in tablets, capsules, vegi-capsules, soft gels, gelcaps, sublingual and liquid forms.

Sports Nutrition

Our sports nutrition consumers are looking for products to help maintain or supplement a healthy lifestyle. These products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either add energy or enhance recovery after exercise. Our sports nutrition products are offered in many convenient forms such as powders, tablets, capsules, soft gels and liquids. Our sports nutrition consumers include the sports enthusiast, weekend warrior, endurance athlete, marathoner and serious bodybuilder, as well as those seeking to maintain a healthy fitness level. We offer over 2,000 SKUs in sports nutrition.

Herbs and Botanicals

Herbs and botanicals offer a natural remedy and are taken to address specific conditions. Certain herbs can be taken to help support specific body systems, including ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support. Herbal and botanical products include whole herbs, standardized extracts, herbs designed for single remedies, herb combination formulas and teas. With over 7,000 SKUs, a wide range of potency levels and multiple delivery systems, our customers have many choices to fit their individual needs. Our herb products are available in tablets, capsules, vegi-capsules, soft gels, gelcaps, liquids, tea bags and powders.

Vitamins and Minerals

Vitamins and minerals are taken to maintain health, proactively to improve health and in support of specific health conditions. These products help prevent nutrient deficiencies that can occur when diet alone does not provide all the necessary vitamins and minerals our bodies need. The vitamin and mineral product category includes multi-vitamins, which many consider to be a foundation of a healthy regime, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with major and trace minerals such as calcium, magnesium, chromium and zinc. With over 4,000 SKUs, a wide range of potency levels and multiple delivery systems, our customers have many choices to fit their individual needs. Our vitamin and mineral products are available in tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders.

Other

Our “Other” category represents all other product classifications we stock that do not fit within the previously described categories. These products include natural beauty and personal care, natural pet food, supplements and diet and weight management. Natural beauty and personal care products offer an alternative to traditional products that often contain synthetic and/or other ingredients that our customers find objectionable. We offer over 2,000 SKUs in our Other category. Our customers choose these products over more traditional products because they contain organic and natural ingredients, are produced without the use of pesticides or animal testing and are more closely aligned with the health and wellness goals of our customers. Our wide variety of diet and weight management products range from low calorie bars, drinks and meal replacements to energy tablets, capsules and liquids. Our natural pet products include nutritionally balanced foods and snacks along with condition specific supplements such as glucosamine for joint health.

Access to New Products and New Product Development

A key component of customer satisfaction is the introduction of new products. We identify customer trends through interactions with our customers, attending trade shows, contacting vendors and generally being active within the marketplace. We maintain close relationships with our third party branded manufacturers, which allows us to be at the forefront of introducing new third-party branded products within the industry. In addition, we maintain a product development group that is staffed with employees who oversee our development of new proprietary products. During the past three fiscal years, we focused on, and will continue to focus on, developing proprietary product offerings for beauty care and condition-specific and branded blended specialty supplements (which are designed to assist with certain conditions, for example, sleep difficulties). We are also focusing on enhancing our proprietary branded product offerings under our BodyTech label as we see a significant opportunity for expansion in the sports nutrition category. We incurred $1.9 million, $2.0 million and $1.7 million of research and development costs for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004, respectively.

Healthy Awards Program

Our Healthy Awards Program, which we established over 10 years ago, promotes brand loyalty among our customers and allows our customers to earn points redeemable for future purchases, approximately 70% of which are redeemed per year. Our Healthy Awards Program customers drive 85% of our overall sales. We signed up approximately 900,000 new members in our new and existing stores in 2006. The number of active members has grown to approximately 2.8 million currently from approximately 1.0 million in 2002. Our Healthy Awards Program is a valuable tool providing us with marketing and merchandising information on customer buying habits and market trends, as well as demographic information used to select locations for future stores.

Suppliers and Inventory

We consider numerous factors in supplier selection, including, but not limited to, quality, price, credit terms, and product offerings. As is customary in our industry, we generally do not have long-term contracts with any supplier and most suppliers could discontinue selling to us at any time.

We strive to maintain sufficient inventory to enable us to provide a high level of service to our customers. Inventory, accounts receivable and accounts payable levels, payment terms and return policies are in accordance with standard business procedures. We maintain a distribution center which we use in conjunction with a just-in-time inventory ordering system that we use to replenish our stores based upon customer demand of a given product or products. Our working capital requirements for merchandise inventory will continue to increase as we continue to open additional stores. Currently, our practice is to establish an inventory level of approximately $165,000 in cost for each of our stores, a portion of which is vendor-financed based upon agreed credit terms, with the remainder being purchased in cash. Sixty day payment terms are extended to us by some of our suppliers allowing us to effectively manage our inventory and working capital. We believe that our buying power enables us to receive favorable pricing terms and enhances our ability to obtain high demand merchandise.

Nature’s Value, Inc. is the only supplier from whom we purchased at least 5% of our merchandise during fiscal 2006, 2005 and 2004. We purchased approximately 12%, 13% and 10% of our total merchandise from Nature’s Value, Inc. in fiscal 2006, 2005 and 2004, respectively.

Warehouse and Distribution

Our state of the art warehouse facility provides operating space of approximately 230,000 square feet and gives us great control over supervision costs and distribution center related inventory levels. In addition, through a combination of improved technology, processes, controls and layout, we have greatly improved our pick accuracy rates and net inventory accuracy rates. We believe our facility is more than sufficient to support our growth over the next several years. We currently operate two shifts, seven days a week, and have the ability to expand our schedule and capacity to meet future demand in our facility. We use our own delivery fleet to service approximately 60 of our retail stores in New York and New Jersey, and multiple regional carriers to serve our other retail markets.

Quality Control

The FDA is the regulatory authority charged with overseeing the products marketed by us and the products found in our stores. The FTC regulates the advertising of the products marketed by us and the products found in our stores.

Our Scientific and Regulatory Affairs (“S&RA”) department reviews all aspects of our FDA and FTC regulatory processes, ensuring compliance with regulations. We have established processes to review the underlying safety and efficacy of our proprietary branded products. These processes include review of the ingredients’ safety information, product formulation, product form, product labeling, the efficacy and claim support for the product and any marketing materials. All consumer communications that deal with product and health issues must be approved by S&RA prior to being disseminated to the public.

We have standard procedures whereby all potential contract manufacturers are reviewed and approved before they can supply any of our proprietary branded products. In addition, all potential new products are vetted and approved prior to being accepted into our branded product line.

Our three primary suppliers for our branded products are Nature’s Value, Inc., Softgel Technologies, Inc. and Swiss Caps USA, Inc. We have long-term relationships with our two largest suppliers of branded products, each over fifteen years. There are numerous contract manufacturers in our industry and we do not believe it would be difficult to source our products from other vendors, should all of our three primary suppliers cease providing us with supplies. Our relationships with manufacturers require that all branded products not be adulterated or misbranded under any provisions of the Federal Food, Drug, and Cosmetic Act (“FDCA”) and the regulations promulgated thereunder. This includes, but is not limited to, compliance with applicable GMPs. This means that ingredients in our products must be tested for identity, purity, quality, strength, and composition before being incorporated into our branded products, and that our final branded products must again be tested for identity, purity, quality, strength, and composition prior to being released. All products require a certificate of analysis, which includes certification to 100% of label claim.

We have established a standard quality control operating procedure that calls for on-site audits of our contract manufacturers’ facilities and processes, and have established an internal team that will audit each of these facilities and work with us to resolve any noncompliance with proposed GMP regulations. We require that our manufacturers have certificates of analysis (such as for microbe testing and label testing) and conduct annual final product testing at an independent analytical laboratory for every product manufactured for us.

Additionally, we have established standard quality control operating procedures to review vendors of third-party products for their track records on issues such as quality, efficacy and safety, to ensure that all third-party vendors meet the manufacturing and advertising standards required by the regulatory agencies and carry adequate insurance policies to satisfy our standards. We further review each new product proposed to be carried by us to assure the safety of the ingredients. We reject those products that do not comply with the law or contain ingredients that we believe may be unsafe. Our third-party manufacturers and distributors and contract manufacturers deliver finished products to our warehouse and distribution center in New Jersey, which then supplies our retail and direct channels with products.

Competition

The U.S. nutritional supplements retail industry is highly competitive and fragmented. In 2005, no single retailer accounted for more than 10% of total industry sales. Competition is based primarily on quality, product assortment, price, customer service, marketing support and availability of new products. We compete with publicly and privately owned companies which are highly varied in terms of geographical market coverage and product categories. We compete with other specialty and mass market retailers including Vitamin World, GNC, and Whole Foods as well as internet and mail order companies including Puritan’s Pride, vitacost.com and Bodybuilding.com.

Insurance and Risk Management

We purchase insurance to cover standard risks in our industry, including policies to cover general and products liability, workers compensation, travel liability, auto liability and other casualty and property risks. Our insurance rates are based on our safety record as well as trends in the insurance industry.

We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. Our coverage involves self-insured retentions with primary and excess liability coverage above the retention amount. We have the ability to refer claims to our contract manufacturers, third-party vendors and their respective insurers to pay the costs associated with any claims arising from such contract manufacturers’ or third-party vendors’ products. Our insurance covers any claims that are not adequately covered by a contract manufacturer’s or third-party vendor’s insurance and provides for excess secondary coverage above the limits provided by our contract manufacturers or third-party vendors. We believe we have obtained a prudent amount of insurance for the insurable risks associated with our business. Our experience is that our insurance costs have increased in the past, and may increase in the future.

Trademarks and Other Intellectual Property

We believe trademark protection is particularly important to the maintenance of the recognized proprietary brand names under which we market our products. We own material trademarks or trade names that we use in conjunction with the sale of our products, including the Vitamin Shoppe, BodyTech and MD Select brand names. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We protect our intellectual property rights through a variety of methods including trademark and trade secret laws, as well as confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others who have access to our proprietary information. Protection of our intellectual property often affords us the opportunity to enhance our position in the marketplace by precluding our competitors from using or otherwise exploiting our technology and brands. The recorded value of our trademark, which is an indefinite lived intangible asset, was $68.2 million at December 30, 2006 and $68.1 million as of December 31, 2005.

Employees

As of December 30, 2006, we had a total of approximately 1,612 full-time and 1,000 part-time employees, of whom approximately 2,102 were employed in our retail channel and 510 were employed in corporate, distribution and direct channel support functions. None of our employees belongs to a union or is a party to any collective bargaining or similar agreement. We consider our relationships with our employees to be good.

Environmental

We are subject to numerous federal, state, local and foreign laws and regulations governing our operations, including the handling, transportation and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in environmental laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operation expenditures to maintain compliance with environmental laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties. The presence of contamination from such substances or wastes could also adversely affect our ability to utilize our leased properties. Compliance with environmental laws and regulations has not had a material effect upon our earnings or financial position; however, if we violate any environmental obligation, it could have a material adverse effect on our business or financial performance.

Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe.    On February 25, 2005, a former store manager filed suit in the Superior Court of the State of California for the County of Orange, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to the misclassification of store managers as exempt employees under California law and violations with respect to providing meal and rest periods for store managers and assistant store managers. The Company opened its first store in California in

December 2002, and the Company reclassified its California store managers as non-exempt employees in January 2004. Plaintiff seeks to bring this action on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers. In addition to the allegations made on behalf of the class, the plaintiff has also alleged violations of various provisions of the California Labor Code that would entitle plaintiff to collect fees under the California “bounty hunter” statute. The parties engaged in some preliminary pre-trial discovery, and the matter is currently stayed pending court approval of the settlement in the Perry case described below.

David Beauford, Jonathan Opris and Leonard Tyler, Jr. v. Vitamin Shoppe Industries Inc.    On July 13, 2005 plaintiff Beauford, a former store manager, and plaintiff Opris, a former assistant store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations, and violations with respect to meal and rest periods under California law on behalf of store managers and assistant store managers. Plaintiff Tyler, a former store manager and assistant store manager was later added to the case as a named plaintiff. Many of plaintiffs’ allegations are similar to the violations alleged in the Thompson and Perry matter described below, including alleged violations of various provisions of the California Labor Code that would entitle plaintiffs to collect fees under the California “bounty hunter” statute. Discovery in this case is currently stayed pending court approval of the settlement in the Perry case described below. Plaintiff has made a formal settlement demand on behalf of the three individuals, which the Company has under review. We intend to defend these individual claims vigorously.

Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc.    On August 17, 2005, plaintiff Perry, a former assistant store manager, and plaintiff Vitrano, a current store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to misclassification of store managers and violations with respect to providing meal and rest periods for store managers and assistant store managers. Plaintiffs’ allegations are similar to the violations alleged in the Thompson and Beauford matters described above. Similarly, as in the Thompson and Beauford matters, plaintiffs seek to bring this action on behalf of themselves and other “similarly situated” current and former California store managers and assistant store managers. On December 20, 2005, the parties engaged in mediation that was facilitated by an experienced third party employment litigation mediator. After a full day session, the parties entered into a Memorandum of Understanding, which was followed by execution of a formal Settlement Agreement. The Company accrued $0.4 million for the proposed settlement in the last quarter of fiscal 2005. The settlement has received preliminary approval of the Marin County Superior Court, subject to notice to class members and final approval at a later hearing. Approval of the settlement is being opposed by the plaintiffs’ counsel in one of the other two actions.

The three matters summarized above, though separately filed, seek in primary part the same relief on behalf of the same class of employees. There was also a petition pending to consolidate the three actions which has been denied by the court. If the settlement in the Perry matter is granted final approval by the Court, such settlement should for the most part eliminate the claims in the other two, subject to the rights of individual claimants to elect to not become participants in the class settlement and pursue separate individual claims. As noted above, plaintiff’s counsel in one of the other two cases have been aggressive in opposing the Perry settlement. On July 7, 2006, such plaintiffs’ counsel filed a new lawsuit against the Company in Orange County, California on behalf of the same plaintiff whom they represent in the Perry case, as well as eight other individuals. The complaint seeks the same relief as is sought in Perry and the other two cases, but appears to do so on behalf of only those nine plaintiffs, as opposed to the larger class. A partial stay of this action is currently in place. We intend to defend these individual claims vigorously. The $0.4 million that was accrued and recorded as an expense in the fiscal 2005 consolidated financial statements was deposited in escrow in April of 2006 where it remains. The amount currently reported is the Company’s best estimate based on the information available at the time of this filing, however, circumstances in the future may alter the outcome of the proposed settlement.

Red Yeast Rice Litigation.    By letter dated November 28, 2005, an individual named Lawrence Switzer alleged that certain products sold by our Company containing an ingredient known as red yeast rice violate the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws.

Mr. Switzer filed suit in Los Angeles Superior Court on May 19, 2006 against our Company and 15 other manufacturers or retailers of similar products. In response, our Company and the other defendants in the case filed demurrers to Mr. Switzer’s complaint, and on March 2, 2007, the Court dismissed Mr. Switzer’s complaint, giving him 30 days leave to amend his pleading. On April 2, 2007, Mr. Switzer filed a First Amended Complaint. The principal basis of the claim is that the products contain the chemical lovastatin, which is also the active ingredient in pharmaceutical products, the presence of which Mr. Switzer alleges causes the products to be drugs as opposed to dietary supplements under federal and, derivatively, California law. In addition to alleging violations of the CLRA and other state consumer protection laws, Mr. Switzer also alleges that the products are labeled and marketed in violation of the Federal Food, Drug & Cosmetic Act. While the case is not brought as a class action, Mr. Switzer claims to be a representative of the public suing for injunctive relief that will benefit the public. He seeks restitution on behalf of all purchasers of the products as well as compensatory damages, punitive damages, and attorneys fees and costs of litigation. There is no claim of personal injury, although Mr. Switzer alleges he lost money or property in purchasing each product. As a precaution, in early 2006 we temporarily ceased selling private label products containing red yeast rice until we reformulated and reintroduced the product in June 2006. We continue to sell third party products containing red yeast rice. Additionally, on March 29, 2007, Mr. Switzer sent the Company a Notice Of Violation, asserting that red yeast rice products sold by the Company violate California’s Proposition 65. However, Proposition 65 claims are not raised in Mr. Switzer’s lawsuit. As required by Proposition 65, Mr. Switzer must wait at least 60 days from the time he sent the Notice Of Violation before he can assert such claims in a lawsuit. In response to the notices, which were served on other Switzer defendants as well, California’s Attorney General sent the Company’s outside counsel a letter on April 17, 2007, indicating that the Attorney General is investigating the notices and considering whether to take prosecutorial action. The Company’s counsel, in conjunction with other defendants in the Switzer case, has filed a response with the California Attorney General. We intend to defend this lawsuit vigorously. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, we have not accrued any liabilities related to this litigation.

Multivitamins Especially for Women Litigation.    On January 19, 2007, media reports noted that an organization called Consumerlab.com had tested various nutritional supplements and found the Company’s private label brand of multivitamins Especially for Women (the “Product”) to contain less calcium than specified on the product label and to contain levels of lead that are above acceptable parameters. As a precaution, the Company voluntarily and temporarily ceased selling the Product pending an internal investigation and offered a full refund for those have purchased the Product. On January 22, 2007, plaintiffs Angelique Odum and Sharilyn Castro, represented by different counsel, filed separate lawsuits against the Company in U.S. District Court for the Central District of California and for the Southern District of California, respectively. On March 7, 2007, plaintiffs Sara Pineda and Zara Jellicoe, both represented by other counsel, filed a third lawsuit in the U.S. District Court for the Northern District of California. The Odum and Castro suits allege violations of the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws. The Castro complaint also alleges various common law torts. The Pineda/Jellicoe suit alleges violations of California’s Unfair Competition and False Advertising Laws, but not the CLRA. The Odum, Castro and Pineda/Jellicoe plaintiffs all claim to represent a class of California consumers who purchased the Product, and their complaints are premised on the factual allegations stated in the prior media reports. On March 9, 2007, a fourth plaintiff, Elena Klyachman, filed a purported national class action complaint against the Company, and its affiliates VS Direct, Inc., VS Holdings, Inc., and VS Parent, Inc., along with the Company’s supplier of the Product, Nature’s Value, Inc., in the Superior Court of New Jersey for Bergen County. The Klyachman complaint is based on the same general allegations about the Product as the earlier complaints, but alleges violations of the New Jersey Consumer Fraud Act, common law, statutory and common law warranties, the Uniform Commercial Code and the Federal Magnusson Moss Act on behalf of all persons in the United States who purchased the Product. In addition, on April 19, 2007, two other plaintiffs, Catherine Guittard and Frances Von Koenig, represented by the same counsel as plaintiffs Pineda and Jellicoe, filed a purported national class action against the Company in the U.S. District Court for the District of New Jersey, alleging violations of the New Jersey Consumer Fraud Act and unjust enrichment based on the same allegations about the Product as in the prior cases. All pending actions seek restitution on behalf of purchasers of the Products as well as an injunction and attorneys fees and costs of litigation. The Castro complaint also seeks actual and punitive damages, the Klyachman complaint seeks actual, treble, and punitive damages, and the Guittard/Von Koenig complaint seeks actual and treble damages. There is no claim of personal injury in any of the actions.

The Company was served with the Odum complaint on January 24, 2007, but on April 19, 2007, plaintiff Odum filed a Request for Dismissal of the case, and Odum’s counsel has announced that they will be associating in as counsel for plaintiff Castro. We have been served with the other complaints, but have not yet filed a response. We are continuing our investigation so we may respond to Plaintiffs’ claims. A mediation with all pending plaintiffs is scheduled for June 11, 2007. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, we have not accrued any liabilities related to this litigation.

Serge Torossian v. Vitamin Shoppe Industries Inc., and Erik J. Khorovsky v. The Vitamin Shoppe, and Vitamin Shoppe Industries, Inc.  Plaintiffs Torossian and Khorovsky each filed a class action suit in the U.S. District Court for the Central District of California on January 22, 2007 and February 12, 2007, respectively. The suits allege that the defendants violated a requirement in the Federal Fair Credit Reporting Act which prohibits merchants from providing consumers with a credit card receipt on which more than the last five digits of the card account number or the expiration date of the credit card are printed. Both complaints seek monetary damages and attorney’s fees and the Khorovsky Complaint also seeks injunctive relief. These cases currently are in the preliminary stages of litigation. We intend to defend the lawsuits vigorously. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, we have not accrued any liabilities related to this litigation.

California District Attorney Letter.    On May 17, 2007, the Company received a letter from the Napa County (California) District Attorney alleging that six of the Company’s private label products contain levels of lead that, pursuant to California’s Proposition 65, Cal. Health & Safety Code section 25249.5 et seq., require the products to bear a warning when sold in California. The letter claims that 12 other public prosecutors in California, including the California Attorney General, “are involved in a joint investigation of dietary supplements containing lead in amounts that expose users to lead in excess of 0.50 micrograms (ug) per day.” The letter demands that the Company immediately cease all sales of these products in California unless it provides a warning to consumers. It also notes that Proposition 65 provides for civil penalties of up to $2,500 per violation per day. The Company has contacted the Napa County District Attorney as well as the California Attorney General and is investigating these allegations and contacting its third-party suppliers of these products. One of the named products, Multivitamin Especially for Women, has not been sold by the Company since late January 2007. The other named products are Dandelion Root, Green Tea Extract, Ginger Root, Chitosan and Dong Quai.

Government Regulation

The formulation, manufacturing, processing, labeling, packaging, advertising and distribution of our products are subject to regulation by several federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the DOA and the EPA. These activities are also regulated by various agencies of the states and localities in which our products are sold. Pursuant to the FDCA, the FDA regulates the processing, formulation, safety, manufacture, packaging, labeling and distribution of dietary supplements (including vitamins, minerals, and herbs) and cosmetics. The FTC has jurisdiction to regulate the advertising of these products.

The FDCA has been amended several times with respect to dietary supplements, in particular by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA established a new framework governing the composition, safety, labeling and marketing of dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. New dietary ingredients (i.e., not marketed in the U.S. prior to October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without being “chemically altered.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the initial marketing of the new dietary ingredient. There is no certainty that the FDA will accept any particular evidence of safety for any new dietary ingredient. The FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

DSHEA permits “statements of nutritional support” to be included in labeling for dietary supplements without premarket FDA approval. Such statements must be submitted to the FDA within 30 days of marketing and must bear a label disclosure that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.” Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease. A company that uses a statement of nutritional support in labeling must possess scientific evidence substantiating that the statement is truthful and not misleading. If the FDA were to determine that a particular statement of nutritional support was an unacceptable drug claim or an unauthorized version of a disease claim for a food product, or if the FDA were to determine that a particular claim was not adequately supported by existing scientific data or was false or misleading, we would be prevented from using that claim.

In addition, DSHEA provides that so-called “third-party literature,” e.g. a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may be used “in connection with the sale of a dietary supplement to consumers” without the literature being subject to regulation as labeling. Such literature must not be false or misleading; the literature may not “promote” a particular manufacturer or brand of dietary supplement; and a balanced view of the available scientific information on the subject matter must be presented. If the literature fails to satisfy each of these requirements, we may be prevented from disseminating such literature with our products, and any dissemination could subject our product to regulatory action as an illegal drug. The FDA may adopt in the future the final regulations, proposed on March 13, 2003, regarding GMP in manufacturing, packing, or holding dietary ingredients and dietary supplements, authorized by DSHEA. GMP regulations will require dietary supplements to be prepared, packaged and held in compliance with strict rules, and will require quality control provisions similar to those in the GMP regulations for drugs. We or our third party manufacturers may not be able to comply with any new rules without incurring substantial additional expenses.

The FDA has broad authority to enforce the provisions of the FDCA applicable to foods, dietary supplements, and cosmetics including powers to issue a public warning letter to a company, to publicize information about illegal products, to request a recall of illegal products from the market, and to request the Department of Justice to initiate a seizure action, an injunction action, or a criminal prosecution in the United States courts. The regulation of foods, dietary supplements and cosmetics may increase or become more restrictive in the future.

Legislation has been passed that imposes substantial new regulatory requirements for dietary supplements. This new law imposes adverse event reporting, and some post-market surveillance requirements on the OTC and dietary supplement industries. Other legislation expected to be introduced in the current Congress could impose new requirements which could raise our costs and hinder our business.

The FTC exercises jurisdiction over the advertising of foods, dietary supplements and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of our efforts to comply with applicable statutes and regulations, we have from time to time reformulated, eliminated or relabeled certain of our products and revised certain provisions of our sales and marketing program. The FTC has broad authority to enforce its laws and regulations applicable to foods, dietary supplements and cosmetics, including the ability to institute enforcement actions which often result in consent decrees, injunctions, and the payment of civil penalties by the companies involved. Failure to comply with the FTC’s laws and regulations could impair our ability to market our products.

MANAGEMENT

The following table sets forth information regarding the board of directors of VS Parent, Inc. as of March 31, 2007. Prior to completion of this offering, we expect to consummate our corporate reorganization whereby VS Parent, Inc. will be merged with and into VS Holdings, Inc., with VS Holdings, Inc. being the surviving entity of the merger. A majority of the current directors of VS Parent, Inc. will become directors of the surviving entity, which will be renamed Vitamin Shoppe, Inc. Effective upon consummation of this offering, we intend to appoint at least              additional independent persons to our board of directors. The composition of the committees of the board of directors will be determined at that time. Executive officers serve at the request of the board of directors:

NAME	AGE	POSITION
Thomas A. Tolworthy	52	Chief Executive Officer and Director
Anthony N. Truesdale	44	President and Chief Merchandising Officer
Michael G. Archbold	46	Executive Vice President, Chief Operating Officer and Chief Financial Officer
Cosmo La Forgia	52	Vice President, Finance
Ronald M. Neifield	49	Vice President, General Counsel and Secretary
Louis H. Weiss	38	Vice President and General Manager, Direct
John H. Edmondson	62	Director
David H. Edwab	52	Director
Douglas B. Fox	59	Director
John D. Howard	54	Director
Douglas R. Korn	44	Director
Richard L. Markee	54	Director
Richard L. Perkal	53	Director

Thomas A. Tolworthy was promoted to Chief Executive Officer in 2004. Mr. Tolworthy is a Director of VS Parent, Inc., VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc. Mr. Tolworthy joined our Company in June 2001 as President and Chief Operating Officer after having spent 11 years at Barnes & Noble in various positions, most recently as President of Barnes & Noble Booksellers. At Barnes & Noble Booksellers, Mr. Tolworthy was directly responsible for executing an extensive store expansion that included opening over 300 new stores and managing the logistics of supplying these stores with up to 200,000 titles.

Anthony N. Truesdale has served as our President and Chief Merchandising Officer since April 2006. Prior to joining us, he was Senior Vice President of Merchandising and Supply Chain Management at Petsmart, Inc., holding various positions of increasing responsibility since January 1999. Before joining Petsmart, Inc., Mr. Truesdale worked for two years at Sainsbury’s in the United Kingdom as the senior manager for produce and for sixteen years with various operations and merchandising roles at Shaws Supermarkets in New England.

Michael G. Archbold has served as our Executive Vice President, Chief Operating Officer and Chief Financial Officer since April 2007. Mr. Archbold served as Executive Vice President / Chief Financial and Administrative Officer of Saks Fifth Avenue from 2005 to 2007. From 2002 to 2005 he served as Chief Financial Officer for AutoZone, originally as Senior Vice President, and later as Executive Vice President. Mr. Archbold is a Certified Public Accountant, and has nearly twenty years of financial experience in the retail industry.

Cosmo La Forgia has served as our Vice President, Finance since September 2004. Mr. La Forgia joined our Company as Corporate Controller in January 2003. Prior to that time, Mr. La Forgia was Divisional Controller for The Home Depot, Inc. from June 1998 to December 2002.

Ronald M. Neifield has served as Vice President, General Counsel and Secretary since joining our Company in September 2003. From 1993 through early 2003 Mr. Neifield was an attorney with The Pep Boys—Manny, Moe & Jack, a NYSE retail company selling automotive parts and services in 36 states and Puerto Rico. In 1998 he became Chief Legal Officer of Pep Boys.

Louis H. Weiss has served as our Vice President, Internet and Catalog Business since December 2006. Prior to that time, Mr. Weiss served as president for Gaiam Direct, the direct marketing unit of Gaiam Inc., in 2005 and 2006. In 2004 and 2005 he was senior vice president of Good Times Entertainment. In July 2005, Good Times Entertainment filed a petition under Chapter 11 of the Federal Bankruptcy Act and was acquired by Gaiam, Inc. later that year. In 2003 and 2004 Mr. Weiss served as a strategic consultant to various online direct marketing companies. From 2000 through 2003 Mr. Weiss was with Blue Dolphin, Inc. in various executive capacities, and was President thereof at the time he left the company.

John H. Edmondson has served as a Director of VS Parent, Inc. since June 2006, and prior to that time, he served as a Director of VS Holdings, Inc. since April 2006. He has been a member of the Audit Committee of VS Parent, Inc. since July 2006. Mr. Edmondson was appointed to the Nomination and Corporate Governance Committee in January 2007. Mr. Edmondson served as Chief Executive Officer and director of West Marine, Inc., a NASDAQ retail company selling boating supplies and accessories in 38 states, Puerto Rico and Canada, from December 1998 until January 2005. Mr. Edmondson has been pursuing his personal interests since January 2005.

David H. Edwab has served as a Director of VS Parent, Inc. since June 2006 and prior to that time, he served as a Director of VS Holdings, Inc. since November 2005. He became the Chairman of the Audit Committee of VS Parent, Inc. in January 2006 (prior to June 12, 2006, of VS Holdings, Inc.) and a member of the Compensation Committee of VS Parent, Inc. in March 2006 (prior to June 12, 2006, of VS Holdings, Inc.). Mr. Edwab has served as an officer and director of Men’s Wearhouse for over 15 years, starting as Vice President of Finance and Director in 1991, serving as Chief Operating Officer from 1993 to 1997, where he was elected President in 1997. In November 2000, Mr. Edwab joined Bear, Stearns & Co. Inc. as a Senior Managing Director, Head of the Retail Group in the Investment Banking Department. At such time, Mr. Edwab resigned as President of Men’s Wearhouse and was then named Vice Chairman of its Board of Directors. In February 2002, Mr. Edwab re-joined Men’s Wearhouse and continues to serve as Vice Chairman of its Board of Directors. In 2006 Mr. Edwab became an Operating Partner of Bear Stearns Merchant Banking. In addition, Mr. Edwab is lead director, Audit Committee Chairman and member of the Governance Committee of Aeropostale, Inc., a director of New York & Company and a director and Audit Committee Chairman of several other private companies affiliated with BSMB. Mr. Edwab is a Certified Public Accountant. Mr. Edwab also serves as Vice Chairman of the Zimmer Family Foundation and as the Managing Member of David Edwab, LLC.

Douglas B. Fox has served as a Director of VS Parent, Inc. since June 2006 and prior to that time, he served as a Director of VS Holdings, Inc. since July 2005. He has been a member of the Compensation Committee of VS Parent, Inc. since March 2006 (prior to June 12 2006, of VS Holdings, Inc.). Mr. Fox is currently President and Chief Executive Officer of Renaissance Brands Ltd., an advisory and consulting company serving a number of private equity and venture capital firms. Mr. Fox is the Chair of the Audit Committee of Bowne & Co., Inc. and serves on the audit committee of several private companies. Mr. Fox also serves as a director to Bowne & Co., Inc., Advanstar Communications, Inc., Young America Corporation, Microban International, Ltd., Oreck Company, Totes Isotoner Corporation and PreecisionIR. Prior to forming Renaissance Brands in 2001, Mr. Fox was Senior Vice President of Strategy and Marketing at Compaq Computer Corporation.

John D. Howard has served as a Director of VS Parent, Inc. since June 2006 and prior to that time, he served as a Director of VS Holdings, Inc. since 2002. He is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is the Chief Executive Officer of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. Mr. Howard has been the head of the merchant banking department of Bear, Stearns & Co. Inc. since its inception in 1997. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard currently serves as a director of several private companies, as a director and member of the Corporate Governance Committee and Compensation Committee of both New York & Company, Inc., and IDTI, Inc., both publicly traded companies, and as a director of the publicly traded company Aéropostale, Inc.

Douglas R. Korn has served as a Director of VS Parent, Inc. since June 2006, and as a Director of VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc. since 2002 and became the Chairman of the Compensation Committee in March 2006. Mr. Korn was appointed to the Nomination and Corporate Governance Committee in January 2007. He is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is a Partner and Executive Vice President of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. Prior to joining Bear, Stearns & Co. Inc. in January 1999, Mr. Korn was a Managing Director of Eos Partners, L.P., an investment partnership. Mr. Korn previously worked in private equity with Blackstone Group and in investment banking with Morgan Stanley. Mr. Korn is currently a director and/or chairman of several private companies and charitable organizations.

Richard L. Markee has served as a Director of VS Parent, Inc., and VS Direct Inc. since September, 2006. Mr. Markee was appointed to and named the chairman of the Nomination and Corporate Governance Committee in January 2007 and became chairman of VS Parent, Inc. in April 2007. He has been the President of Babies “R” Us since August 2004 and Vice Chairman of Toys “R” Us, Inc. since May 2003. Mr. Markee also served as Interim Chief Executive Officer of Toys “R” Us, Inc. and its subsidiaries from July 2005 to February 2006. Mr. Markee served as President of Toys “R” Us U.S. from May 2003 to August 2004. From January 2002 to May 2003, he was Executive Vice President – President – Specialty Businesses and International Operations of Toys “R” Us. In 2006 Mr. Markee became an Operating Partner of Bear Stearns Merchant Banking. From June 2005 through July 2006, he served on the Board of Directors of The Sports Authority, Inc. From October 1999 to January 2002, he served as Executive Vice President, President of Babies “R” Us and the Chairman of Kids “R” Us.

Richard L. Perkal has served as a Director of VS Parent, Inc. since June 2006, and as a Director of VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc. and member of the Audit Committee of VS Parent, Inc. since 2002 (prior to June 12 2006, of VS Holdings, Inc.). Mr. Perkal was appointed to the Nomination and Corporate Governance Committee in January 2007. Mr. Perkal is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is a Partner of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. Prior to joining Bear, Stearns & Co. Inc. in 2000, Mr. Perkal was a senior partner in the law firm of Kirkland & Ellis LLP where he headed the Washington D.C. corporate transactional practice, primarily focusing on leveraged buyouts and recapitalizations. Mr. Perkal currently serves as a director and member of the Corporate Governance Committee of New York & Company, Inc., a publicly traded company, as well as several private companies.

Board Committees

We will be a “controlled company” under New York Stock Exchange rules, and will therefore not need to have an independent board, compensation committee or nominating and governance committee. A company of which more than 50% of the voting power is held by an individual, a group or another company is considered to be a controlled company.

Audit Committee.    The audit committee of the board consists of three members. The committee assists the board in its oversight responsibilities relating to the integrity of our financial statements, the qualifications, independence and performance of our independent auditors, the performance of our internal audit function and the compliance of our company with any reporting and regulatory requirements we may be subject to. Upon the consummation of this offering, we will have two independent directors serving on our audit committee. We intend to have a completely independent audit committee within one year of the date of this prospectus.

Compensation Committee.    The compensation committee of the board is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives, approve the compensation structure of our executive officers and evaluate our executive officers’ performance and advise on salary, bonus and other incentive and equity compensation.

Nominating and Corporate Governance Committee.    The nominating and governance committee of the board assists the board in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board and reviews our corporate governance principles.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee Process

The Compensation Committee of the board of directors approves all compensation and awards to the individuals included on the Summary Compensation Table (the “named executive officers”). Annually, the Compensation Committee will review the performance and compensation of the chief executive officer and, following discussions with the chief executive officer and, where it deems appropriate, other advisors, establish all executives’ compensation levels for the subsequent year. For the remaining named executive officers, the chief executive officer makes recommendations to the Compensation Committee for approval.

The Compensation Committee, which was created in 2006, met once in 2006. The Compensation Committee’s charter provides that it will (i) develop, approve, and report to the board regarding the Company’s overall compensation philosophy and strategy, (ii) establish corporate goals and objectives relevant to chief executive officer compensation, evaluate the chief executive officer’s performance in light of those goals and objectives, and determine and approve the chief executive officer’s compensation level based on this evaluation, (iii) review and approve the compensation structure for the other executive officers and review and approve the chief executive officer’s recommendations with respect to executive officer compensation, (iv) oversee chief executive officer and executive succession planning and development, and (iv) make recommendations to the board with respect to director compensation. In addition to the committee members, in the past the chief executive officer, the president, the corporate secretary/general counsel and the vice president of human resources have attended its meetings, and other officers from the Company may be asked to attend from time to time as the committee deems appropriate. Other members of the board of directors have also attended the Compensation Committee’s meetings. The Compensation Committee makes regular reports to the full board of directors based on its activities and, for certain activities, such as the granting of options, the Compensation Committee will make recommendations to the full board for approval.

General Compensation Philosophy, Objectives and Purpose

We work to attract and retain proven, talented, industry executives who we feel will help to put us in the best position for continued growth and to meet our company’s objectives. We attempt to recruit executives from large retail corporations with the expectation that they will share their knowledge of managing and creating a large successful retail organization. We strive to provide our named executive officers with a compensation package that is competitive for a given position in our industry and geographic region. The purpose of our executive compensation program is to provide incentives for our executives to perform or outperform expectations, and to meet specific individualized goals. We believe our compensation objectives are achieved through a combination of base salary, annual bonus and equity compensation. With the exception of equity, or stock-based compensation, all compensation is paid in cash.

Though we are currently not a publicly-owned company, our stock-based compensation provides a means for our executives to obtain a degree of ownership of our Company and therefore align corporate and individual goals. The issuance of equity compensation is generally not based on performance but rather a component of each officer’s initial compensation offering package, which are described below in the narrative accompanying the Summary Compensation Table. As bonuses are based on both individual and company wide performance and objectives, we offer a median base salary within a given range for an executive position so as to mitigate the volatility we may experience with regards to overall performance and objectives. It is our philosophy that bonuses are to be used to provide an added incentive to meet additional objectives which exceed ordinary expectations and not as salary itself.

Compensation Benchmarking

Review of External Data

In fiscal 2004, and continuing into fiscal 2005, we retained the services of an outside compensation consulting firm, Compensation Resources, Inc., to assess the market ranges of total compensation for our executive positions. We did not employ these or any similar services to review total compensation in fiscal 2006. In determining our executives’ total compensation packages in 2004 and 2005, we targeted approximately the median level of the total compensation value of a comprehensive benchmark market analysis, performed by Compensation Resources, Inc., which utilized fifteen benchmark surveys covering both retail and non-retail positions. The Compensation Committee plans to review the total compensation package not less frequently than annually based upon the recommendations of the chief executive officer and such outside consultants as the Compensation Committee may deem appropriate. We determined, and continue to believe, that we should be market competitive with compensation and should align our compensation packages with our business goals and objectives. However, we strongly believe in engaging the best talent in critical functions, and this may entail negotiations with individual executives who have significant compensation and/or retention packages in place with other employers. In order to make such individuals “whole” for the compensation that they would forfeit by terminating their previous employment, the Compensation Committee may determine that it is in our best interests to negotiate compensation packages that deviate from the general principle of targeting the median of our peers. Similarly, the Compensation Committee may determine to provide compensation outside of the normal cycle to certain individuals to address retention issues.

In December 2006, the Compensation Committee engaged The Hay Group for the purpose of reviewing the Company’s bonus program (as described below in “Elements of Compensation”). The Hay Group was chosen as they conduct an annual survey of total compensation in the retail industry covering over 70 companies. Based upon the results of their review, the Compensation Committee recommended to the board of directors, and the board of directors adopted, certain revisions to our bonus plan for fiscal year 2007 and subsequent years, including revisions to the target bonus percentage for our named executive officers, other than the president and chief financial officer, and a revised payout formula for exceeding or failing to achieve our target objectives by a small amount. Based upon a review of the compensation arrangements discussed below, we believe that the value and design of our executive compensation program adequately addresses our goals and compensation philosophy.

Elements of Total Compensation

Components of our executive compensation are as follows:

Base Salary.    Base salary for our executives is determined based on the specific level of the executive, responsibilities of a position, and certain benchmarking and labor market factors. Generally, the goal is to achieve the median of a given range for similar positions in similar industries within our geographic region. We offer a base salary near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies so as to mitigate the volatility we may experience with regard to overall our performance and objectives. Salaries are reviewed during the annual review process when an increase, if any, is determined. Any increase in salary for the named executive officers is subject to Compensation Committee approval. In addition, base salaries may be adjusted, on occasion at the Compensation Committee’s discretion, to realign a particular salary or salaries with current market conditions.

Annual Bonus.    It is our philosophy that bonuses are to be used to provide an added incentive to meet additional objectives which exceed ordinary expectations. For fiscal 2006, excluding relocation and sign-on bonuses, the annual bonus earned by the chief executive officer was 100% of his base salary, for the president it was 65% of his base salary and for the other named executive officers (excluding Mr. Weiss) it was 32.5% of their base salary. With the exception of our chief executive officer, whose annual bonus is established by the Compensation Committee in a manner consistent with his employment contract, annual bonuses are determined based on the guidelines of our Management Incentive Plan (“MIP”). Pursuant to his employment agreement, the chief executive officer’s target bonus is 100% of his base salary.

The MIP is a cash-based, pay-for-performance annual incentive plan which was adopted in December 2004. The MIP allows for a range of cash awards based on the participant’s base salary, level of employment, our operating results and individual objectives. Individual objectives are established by the employee’s supervisor and the chief executive officer. The annual bonus for all participants in the MIP is based upon a combination of Company-wide (75%) and individual (25%) objectives. Under the MIP, awards will be calculated and paid only after our financial results have been reviewed, at which time the cash awards are processed and paid before March 15th of the following year. It is anticipated that the Compensation Committee will review the plan annually, and present any proposed changes to the board of directors.

The formula below provides an illustration as to how the annual bonus award pursuant to the MIP is calculated.

Annual Compensation x Participant’s Target Bonus x Corporate Multiplier = MIP Award

Annual Compensation.    Annual Compensation is the participant’s compensation for the fiscal year for which the bonus is being paid.

Participant’s Target Bonus.    Each position has a target bonus, which is a percentage of the individual’s base salary. In 2006, these target objectives were 50% for the president and 25% for the other named executive officers. Based upon The Hay Group’s benchmarking, the Compensation Committee recommended to the board of directors, and the board of directors approved, an increase, effective for the 2007 fiscal year, in the target bonus for the named executive officers other than the chief executive officer and the president from 25% to 30%. The participant’s target bonus is divided into two components: corporate objectives, which aggregate to 75% of the participant’s target bonus, and individual objectives, which aggregate to 25% of the participant’s target bonus.

The Corporate Objectives.    The corporate performance objective(s) are established each year by the Compensation Committee and board of directors as part of the budgeting process. Each year, corporate objective(s) are reviewed by the Compensation Committee and approved by our board of directors. To date, the corporate objectives have always been financial, although the Compensation Committee may in the future designate objectives that include both financial (objective) criteria and/or subjective criteria. In fiscal 2004 and prior years, if the target company performance objective was not satisfied, there was no bonus payout for any eligible participant. For fiscal 2005 and 2006, the MIP was revised so that individuals would be paid a bonus based upon the satisfaction of their individual objective(s), even if the corporate objective was not satisfied.

Individual Objectives.    The individual component of the bonus is customized to each individual’s position at Vitamin Shoppe. Effective for the 2007 fiscal year, if we do not achieve ninety-five percent (95%) of our company performance objective, it will not pay any individual performance bonuses.

Corporate Multiplier.    In fiscal 2006 and prior, the MIP provided that if the corporate performance objective was exceeded, there would be an increase in the bonus payout based upon step increments. Starting in 2007, the bonus payout will range from 50% to 150% of the participant’s target bonus based upon the achievement of certain corporate performance objectives. In addition, we have also determined that for fiscal 2007 and subsequent years, if we attain between 95% and 99% of the corporate performance objectives, but we fail to leverage our growth, there will be no payments under the MIP based upon the satisfaction of corporate MIP criteria.

For all but the chief executive officer, our 2006 corporate performance exceeded the established corporate performance objectives. As a result, the formula-driven 2006 MIP awards led to a potential bonus equal to 130% of the target for each of our named executive officers, other than for our chief executive officer. In 2006, our performance was such that the chief executive officer met the established corporate performance target for him, but did not exceed it. Therefore, the bonus paid to the chief executive officer was 100% of his salary.

Individual Bonus Plans.    On occasion, we have determined that it is desirable to adopt an individualized bonus plan for certain executives in order to entice them to leave alternate employment. We adopted such a plan for Mr. Weiss, our Vice President of Direct, which is more fully set forth in his employment agreement, described in the narrative accompanying the Summary Compensation Table.

Long-term Incentive Compensation.    Granting stock options encourages our executives to focus on our future success. We issue grants for stock options under our Amended and Restated 2006 Stock Option Plan of VS

Parent, Inc., our parent corporation (the “2006 Plan”). The predecessor plan was the 2002 Stock Option Plan of VS Holdings, Inc., which was converted in June 2006 in connection with the formation and merger of VS Parent, Inc. Our named executive officers and certain outside directors participate in the 2006 Plan. The number of grants each recipient receives is generally based on their particular position within the Company. In the case of certain executives the number of options was a negotiated part of their individual employment packages, which are detailed in the “Grants of Plan Based Awards” discussion. All grants to officers require the approval of our board.

Other.    Perquisites are awarded on a case by case basis based on individual employment agreements. They are determined based on a given hiring situation and approved by the Compensation Committee and board. Compensation components classified as Other that are offered to the named executive officers along with all employees of Vitamin Shoppe include a 401-k plan with a Company match, and Company-paid disability and life insurance.

In fiscal 2007 the Compensation Committee adopted a deferred compensation plan for senior level employees, which prohibits any Company contributions on behalf of any officer (other than the voluntary election to defer the payment of a portion of such individual’s salary) without further Compensation Committee authorization.

Compensation Recovery Policies

Recoupment of Certain Sign-on/Relocation Bonuses.    As of December 30, 2006, we have the right to seek recoupment from our president and chief merchandising officer, as provided in his employment agreement, for the relocation costs provided at the time of hire should he terminate his employment with the Company within two years from his date of hire.

Summary Compensation Table
Name and Principal Position (1)	Year	Salary $	Bonus $	Stock Awards $	Option Awards $ (2)	Non-Equity Incentive Plan Comp $	All Other Compensation $	Total $
Thomas A. Tolworthy Chief Executive Officer	2006	475,000	475,000	—	—	—	24,562	974,562

Cosmo La Forgia VP, Finance	2006	254,000	82,550	—	—	—	18,239	354,789

Anthony N. Truesdale President and Chief Merchandising Officer	2006	337,500	292,500	—	418,932	—	158,125	1,207,057

Ronald M. Neifield VP, General Counsel and Secretary	2006	230,452	74,897	—	—	—	22,052	327,401

Louis H. Weiss VP, Direct	2006	—	—	—	720	—	—	720

(1)	Michael G. Archbold became our Executive Vice President, Chief Operating Officer and Chief Financial Officer in April 2007, after the end of fiscal 2006. Disclosure regarding his employment agreement and compensation arrangements is contained in the narrative below.
(2)	The value of option awards granted to our named executive officers has been estimated pursuant to requirements under SFAS No. 123(R) for fiscal 2006. The assumptions used for estimating the fair value for Mr. Truesdale and Mr. Weiss’s are outlined in Note 4 to our consolidated financial statements for the fiscal year ended December 30, 2006. The weighted average fair value of our options granted during fiscal 2006 calculated pursuant to SFAS No. 123(R), was $6.09.

		Mr. Tolworthy	Mr. La Forgia	Mr. Truesdale	Mr. Neifield	Mr. Weiss
Car Allowance (1)	2006	$12,000	$7,200	$—	$12,000	$—
Life Insurance Premiums (2)	2006	540	540	360	540	—
Relocation Allowance	2006	—	—	82,500	—	—
Severance	2006	—	—	—	—	—
401(k) Company Contribution	2006	12,022	10,499	—	9,512	—
Miscellaneous (3)	2006	—	—	75,265	—	—

Total		$24,562	$18,239	$158,125	$22,052	$—

(1)	Other than for Mr. Tolworthy, car allowances were integrated into salaries beginning in 2007.
(2)	The amounts shown represent premiums paid by the Company on behalf of the named executive officer.
(3)	Represents the grossed-up taxes paid on relocation allowance.

Employment Agreements

As of December 30, 2006, all of our named executive officers were employed with us pursuant to written employment agreements.

Mr. Tolworthy.    Mr. Tolworthy’s employment agreement, executed in 2002 and as subsequently amended and restated, sets forth a five year term (the “Initial Term”) and automatic renewal for successive one year periods unless either Mr. Tolworthy or the company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary and an annual bonus based on achievement of company performance objectives. Mr. Tolworthy’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Tolworthy delivering a general release in favor of the company. The severance provisions provide that Mr. Tolworthy will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) a pro rata amount of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Tolworthy resigns his employment due to a “change of control” of the company followed within 12 months by a material adverse change in status (as such terms are defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) $100,000 and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. The agreement was amended in 2007 to extend the base term for an additional three years and to modify the structure of Mr. Tolworthy’s bonus.

Mr. Truesdale.    Mr. Truesdale’s employment agreement, dated April 11, 2006, sets forth a three year term (the “Initial Term”) and automatic renewal for up to three successive one year periods unless either Mr. Truesdale or the Company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary and an annual bonus based on achievement of company performance objectives, as well as a relocation bonus. This relocation bonus which totaled $157,765, $82,500 for relocation fees and $75,265 for income tax gross-up, may be recouped by the Company should Mr. Truesdale resign from the Company within two years from his date of hire. Mr. Truesdale’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Truesdale delivering a general release in favor of the Company. The severance provisions provide that Mr. Truesdale will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Truesdale resigns his employment due to a “change of control” of the Company followed within twelve months by a material adverse change in status (as such terms are defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. Archbold.    Mr. Archbold was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer on April 16, 2007. Mr. Archbold’s employment agreement sets forth a three year term and automatic renewal for three successive one year periods unless either Mr. Archbold or the company notifies the other of intent not to renew the agreement. Mr. Archbold will receive a base salary of $450,000, subject to annual review. In addition to base salary, pursuant to the Company’s management incentive program, Mr. Archbold will be entitled to receive an annual incentive bonus based upon Company and individual performance, with a target bonus of 50% of his base salary. Mr. Archbold also received 300,000 non-qualified stock options under the 2006 Stock Option Plan of Parent on April 16, 2007, the first day of his employment. The options vest in four equal parts on the first four anniversaries of the date of grant. The vesting is subject to acceleration upon a sale of Parent and partial acceleration in the event that Parent has an initial public offering. According to the Employment Agreement, if the Company terminates Mr. Archbold employment without “Cause” (as defined therein) or Mr. Archbold terminates his employment following a material adverse change in his status, he is entitled to a severance payment of up to one year’s base salary, payable in accordance with the Company’s normal payroll schedule. Conversely, if the Company terminates Mr. Archbold’s employment for Cause, he will receive only his base salary compensation up to his last day of employment.

Mr. La Forgia.    Mr. La Forgia’s employment agreement was amended on June 12, 2006. The agreement has a three year term and sets forth an annual bonus based on achievement of company and individual performance objectives. Mr. La Forgia’s agreement provides for severance payments upon termination of his employment without “cause” or his resignation due to an adverse change in status (as such terms are defined in the agreement) conditioned upon Mr. La Forgia delivering a general release in favor of the company. The severance provisions provide that Mr. La Forgia will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for the lesser of (1) twenty-four months after the date of termination, and (2) the expiration of the three-year term of the agreement, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the company for at least six months during such year, a portion of his bonus for the calendar year in which his employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. La Forgia resigns his employment due to a material adverse change in status (as such term is defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twenty-four months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. Neifield.    Mr. Neifield is an employee-at-will pursuant to his employment agreement. His employment agreement provides for severance payments upon termination without “cause” following a “change of control” of the Company or Mr. Neifield’s resignation due to an adverse change in status (as such terms are defined in the agreement), conditioned upon Mr. Neifield delivering a general release in favor of the Company. The severance provisions provide that Mr. Neifield will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, (i) his annual base salary for twelve months after the termination date,

(ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if at the date of termination 50% or more of the measurement period for any performance-based cash bonus has expired, executive shall be paid a portion of such bonus for the current measurement period, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Mr. Weiss.    Mr. Weiss’s employment agreement, dated January 15, 2007, sets forth a three year term (the “Initial Term”) and automatic renewal for up to three successive one year periods unless either Mr. Weiss or the Company notifies the other of intent not to renew the agreement. The agreement provides for an annual base salary, with a guaranteed increase of $50,000 after one year of employment, and an annual bonus based on achievement of Company performance objectives, as well as an additional guaranteed bonus for 2007 not subject to the terms of the standard annual performance-based plan. Mr. Weiss is also entitled to an additional bonus equal to 5% of the incremental EBITDA related to the Company’s direct business, the amount of which shall be reduced by the additional guaranteed bonus. In addition, Mr. Weiss will be granted an additional 24,000 stock option grants upon the first anniversary of his employment. Mr. Weiss’s agreement provides for severance payments upon termination of his employment without “cause” (as such term is defined in the agreement) conditioned upon Mr. Weiss delivering a general release in favor of the Company. The severance provisions provide that Mr. Weiss will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary through the earlier of (x) twelve months after the date of termination and (y) the last day of either the Initial Term or the renewal term, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer. If Mr. Weiss resigns his employment due to a material adverse change in status (as such term is defined in the agreement), the severance provisions provide that he will receive, subject to compliance with certain non-compete, non-solicitation and other obligations, an amount equal to (i) his annual base salary for twelve months after the date of termination, (ii) the full amount of any unpaid bonus in respect of the immediately prior calendar year, (iii) if he has worked for the Company for at least six months during such year, a portion of the bonus for the calendar year in which employment is terminated, and (iv) the other benefits provided to him under his employment agreement, until the earlier of (x) twelve months or (y) the time when he becomes eligible for such benefits offered by any subsequent employer.

Grants of Plan Based Awards

We award equity grants under the VS Parent 2006 Stock Option Plan, as amended. The plan provides for grants of stock options to certain of our directors, officers, consultants and employees of VS Parent and VS Holdings and its subsidiaries. The plan is administered by the Board of Directors of VS Parent. A total of 2,046,041 shares of common stock of VS Parent were available for issuance under the plan as of December 30, 2006 in four separate tranches consisting of Tranche A Options, Tranche B Options, Tranche C Options and Tranche D Options. As of December 30, 2006, options to purchase 1,604,931 shares of common stock were outstanding under the plan. The stock options are generally exercisable at no less than the fair market value on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. Vested grants are exercisable 30 days from the date of termination of employment without cause. There are no additional factors affecting ability to exercise other than the general vesting terms.

The following table details the executive stock option grants outstanding at December 30, 2006:

Grants of Stock Based Awards

Name	Grant Date	Number of Option Awards	Exercise Price of Awards ($/sh)
Thomas A. Tolworthy	11/27/2002 11/27/2002 11/27/2002 11/27/2002	204,604 68,201 68,201 68,201	10.00 20.00 25.00 30.00

Cosmo La Forgia	7/1/2003 7/1/2003 7/1/2003 7/1/2003	18,414 6,138 6,138 6,138	10.00 20.00 25.00 30.00

Anthony N. Truesdale	4/2/2006 4/2/2006 4/2/2006 4/2/2006	195,626 65,208 65,208 65,208	11.47 20.00 25.00 30.00

Ronald M. Neifield	2/1/2004 2/1/2004 2/1/2004 2/1/2004 10/26/2004 10/26/2004 10/26/2004 10/26/2004	15,750 5,229 5,229 5,229 8,121 2,728 2,728 2,728	10.18 20.00 25.00 30.00 10.18 20.00 25.00 30.00

Louis M. Weiss	12/29/2006 12/29/2006 12/29/2006 12/29/2006	24,000 8,000 8,000 8,000	14.33 20.00 25.00 30.00

The table below outlines the vesting details of outstanding options at December 30, 2006:

Outstanding Equity Awards at December 30, 2006

Name	Number of Shares Underlying Unexercised Options Exercisable (#)	Number of Shares Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Thomas A. Tolworthy	204,604	—	10.00	11/26/2012
	68,201	—	20.00	11/26/2012
	68,201	—	25.00	11/26/2012
	68,201	—	30.00	11/26/2012

Cosmo La Forgia	13,810	4,604	10.00	6/30/2013
	4,603	1,535	20.00	6/30/2013
	4,603	1,535	25.00	6/30/2013
	4,603	1,535	30.00	6/30/2013

Anthony N. Truesdale	—	195,626	11.47	4/1/2016
	—	65,208	20.00	4/1/2016
	—	65,208	25.00	4/1/2016
	—	65,208	30.00	4/1/2016

Ronald M. Neifield	11,812	3,938	10.18	1/31/2014
	3,921	1,308	20.00	1/31/2014
	3,921	1,308	25.00	1/31/2014
	3,921	1,308	30.00	1/31/2014
	4,061	4,060	10.18	10/25/2014
	1,364	1,364	20.00	10/25/2014
	1,364	1,364	25.00	10/25/2014
	1,364	1,364	30.00	10/25/2014

Louis M. Weiss	—	24,000	14.33	12/28/2016
	—	8,000	20.00	12/28/2016
	—	8,000	25.00	12/28/2016
	—	8,000	30.00	12/28/2016

Option Exercise and Stock Vested

There were no stock options exercised during fiscal 2006 by our executives. We have not awarded restricted stock grants.

Pension Benefits

We currently do not have a pension program for our employees.

Nonqualified Deferred Compensation

We did not have a nonqualified deferred compensation program for our employees during fiscal 2006.

Director Compensation

We had eight directors at December 30, 2006. During fiscal 2006, we had five Directors who received compensation. Messrs. Howard, Perkal and Korn, who are executives with BSMB, do not receive any compensation for their services on the Board. We offer to each other member of our Board $5,000 per quarterly board meeting held and additional $1,000 for each committee meeting that they attend, as well as $1,000 per each subcommittee meeting attended. In addition, those other directors are each issued 15,000 stock-option grants upon acceptance of their offer as Director. These grants are subject to the same terms as those of every Company employee as described in the 2006 Plan narrative.

The following table details the compensation paid to our Directors in fiscal 2006:

Director Compensation Table

Name	Total ($)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)
John D. Howard	—	—	—	—	—	—
John H. Edmondson	33,331	19,000	—	14,331	—	—
David H. Edwab	23,000	23,000	—	—	—	—
Richard L. Perkal	—	—	—	—	—	—
Douglas B. Fox (1)	111,000	19,000	—	—	—	92,000
Douglas R. Korn	—	—	—	—	—	—
David I. Fuente	6,000	6,000	—	—	—	—
Richard Markee	11,915	6,000	—	5,915	—	—

(1)	Related Party Agreements. Beginning in November 2005, we were party to a consulting agreement with Renaissance Brands LTD, whose sole shareholder is Mr. Fox. Renaissance Brands provided us with marketing consulting services throughout September 2006. At December 30, 2006, we no longer had this agreement.

Mr. Edmondson attended three quarterly meetings and one subcommittee meeting throughout fiscal 2006. Mr. Edmondson also received 15,000 stock option grants per our standard director compensation agreement at a weighted average exercise price of $18.16.

Mr. Edwab attended three quarterly meetings and five subcommittee meeting throughout fiscal 2006. Mr. Edwab also received 15,000 stock option grants per our standard director compensation agreement at a weighted average exercise price of $18.85. There was no expense related to these grants in fiscal 2006 as they were granted prior to the adoption of SFAS No. 123(R).

Mr. Fox attended three quarterly meetings and one subcommittee meeting throughout fiscal 2006. Mr. Fox also received 15,000 stock option grants per our standard director compensation agreement at a weighted average exercise price of $19.10. There was no expense related to these grants in fiscal 2006 as they were granted prior to the adoption of SFAS No. 123(R). The 92,000 in “Other” relates to the related party discussion above.

Mr. Fuente attended one quarterly meeting in fiscal 2006. Mr. Fuente had no stock options outstanding at December 30, 2006, as he resigned from our board in July 2006.

Mr. Markee attended one quarterly meeting in fiscal 2006. Mr. Markee also received 15,000 stock option grants per our standard director compensation agreement at a weighted average exercise price of $18.61.

Potential Payments Upon Termination or Change in Control

Pursuant to their respective employment agreements, should any of our named executive officers, with the exception of Mr. Tolworthy, terminate his employment upon a change in control within twelve months following the change in control, should there be a material adverse change in the executive’s function and responsibilities without the consent of the executive, we are obligated to make severance payments equal to such executive’s base salary for up to a year from the date of termination, paid quarterly; pay any unpaid bonus earned in the previous year of termination; pay a pro-rated portion of annual bonus in the year of termination, provided the executive achieved a minimum of six months of employment within that year. Regarding Mr. Tolworthy, all the above applies with the exception that he may receive $100,000 in bonus in the year of termination regardless of the number of months of employment within that year. In addition to cash payments, all named executive officers are eligible to for continued participation in all life, health, and disability and similar insurance plans with the same provisions as every Company employee for up to twelve months.

Cash Severance
Thomas A. Tolworthy	$600,000
Anthony N. Truesdale	475,000
Cosmo La Forgia	267,200
Ronald M. Neifield	251,063
Louis H. Weiss	300,000

The foregoing does not include any severance payments on account of bonuses that can not be determined at this point in time.

We are not obligated to make any cash payment or provide continued benefits to the named executive officers, other than certain vested retirement plans, if their employment is terminated by us for cause or by the executive without cause.

In addition to cash payments and insurance continuation, pursuant to our 2006 stock option plan, all unvested outstanding stock option grants vest immediately upon a change in control. Messrs. La Forgia, Truesdale, Neifield and Weiss hold options that would vest upon any change in control, though only Messrs. Truesdale, Weiss possess compensatory options which would impact our statement of operations. Accordingly, assuming a change in control had taken place on December 31, 2006, the unamortized stock option expense relating to the following individuals would be charged to the Company’s statement of operations immediately following the change in control:

Value of Accelerated Equity Awards (1)
Anthony N. Truesdale	$1,820,000
Louis H. Weiss	354,000

(1)	Assumes all grants are “in-the-money.”

Employee Benefit Plans

Our employees, including our named executive officers, are entitled to various employee benefits. These benefits include the following: medical and dental care plans; flexible spending accounts for healthcare; and life and disability insurance.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of May 15, 2007 information concerning the beneficial ownership of our capital stock after giving effect to our corporate reorganization and after giving effect to this offering by:

•	each holder of more than 5% of any class of voting stock;

•	each of our executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is based upon              shares of our common stock and              shares of our preferred stock outstanding as of May 15, 2007. Each of the persons set forth below has sole voting power and sole investment power with respect to the shares set forth opposite his or her name, except as otherwise noted. Unless otherwise noted, the address of each stockholder is c/o Vitamin Shoppe, 2101 91st Street North Bergen, NJ 07047. The following table includes shares of our common stock issuable within 60 days of May 15, 2007 upon the exercise of all options and other rights beneficially owned by the indicated person on that date.

Name of Beneficial Owner	Shares Beneficially Owned Prior to This Offering	Percent	Shares Beneficially Owned After This Offering	Percent
BSMB/Vitamin, LLC (1)		79.9%
Horowitz Family (2)		9.8%
Executive Officers and Directors:
Thomas A. Tolworthy		6.9%
Anthony N. Truesdale		1.3%
Michael G. Archbold		*
Cosmo La Forgia		*
Ronald M. Neifield		*
Louis Weiss		*
John H. Edmondson		—
David H. Edwab		*
Douglas B. Fox		*
John D. Howard (1)		—
Douglas R. Korn (3)		—
Richard L. Markee		—
Richard L. Perkal (4)		—
All named directors and executive officers as a group (12 persons)		83.2%

*	Represents less than 1%.
(1)	Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC, may be deemed to share beneficial ownership of shares owned by BSMB/Vitamin, LLC. Mr. Howard and BSMB share investment and voting power with respect to such shares. Mr. Howard is employed by Bear, Stearns & Co. Inc., a broker/dealer. His business address is 383 Madison Avenue, New York, New York 10179.
(2)	The Horowitz Family consists of Jeffrey Horowitz, Helen Horowitz and two family trusts. Other than the shares held in the family trusts, Jeffrey Horowitz disclaims beneficial ownership of shares held by Helen Horowitz, and Helen Horowitz disclaims beneficial ownership of shares held by Jeffrey Horowitz. The business address for each stockholder identified in this footnote is c/o Fried, Frank, Harris, Shriver and Jacobson LLP, One New York Plaza, New York, New York 10004 and the telephone number is (212) 859-8000.
(3)	Mr. Korn is employed by Bear, Stearns & Co. Inc., a broker/dealer. His business address is 383 Madison Avenue, 40th Floor, New York, New York 10179.
(4)	Mr. Perkal is employed by Bear, Stearns & Co. Inc., a broker/dealer. His business address is 383 Madison Avenue, 40th Floor, New York, New York 10179.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Securityholders Agreement

Concurrently with the acquisition of our Company by BSMB, our stockholders entered into a securityholders agreement dated as of November 27, 2002 that governs certain relationships among, and contains certain rights and obligations of, such securityholders. The securityholders agreement, among other things:

•	limits the ability of the securityholders to transfer their securities in VS Holdings, Inc., except in certain permitted transfers as defined therein;

•	provides for certain tag-along and co-sale rights; and

•	provides for certain rights of first offer with respect to transfers by security holders other than to certain permitted transferees.

The securityholders agreement also provides that the parties thereto must vote their securities to elect a board of directors of VS Holdings, Inc. which must be comprised of:

•	three persons designated by the securityholders who are affiliates of BSMB (the “BSMB Directors”);

•	Thomas A. Tolworthy, for so long as he serves as an executive officer of our Company; and

•	two persons possessing relevant industry experience or operational expertise as designated by the securityholders who are affiliates of BSMB.

We increased the number of directors possessing relevant industry experience or operational expertise from two to four, making the current board of directors a total of eight members.

In addition, the securityholders agreement provides that BSMB Directors shall comprise a majority of the directors on the board of directors of any of the subsidiaries of VS Holdings, Inc. and of any committee of the board of VS Holdings, Inc. or any of its subsidiaries.

The securityholders agreement also gives the securityholders certain rights with respect to registration under the Securities Act of shares of VS Holdings, Inc. securities held by them, including certain demand registration rights. To exercise their demand registration rights, the holders of such rights must request that VS Holdings, Inc. effect a registration under the Securities Act in a firmly underwritten public offering. Upon receipt of such request, VS Holdings, Inc. shall use its best efforts to effect the registration on any form available to it. BSMB and its affiliates may make up to four demand registrations on Form S-1 or S-2 and unlimited demand registrations on Form S-3. Other holders of demand registration rights may make one demand registration each.

Upon the completion of this offering, certain significant provisions of the securityholders agreement will terminate automatically, including the take-along rights and preemptive rights.

Advisory Services Agreement

We and Bear Stearns Merchant Manager II, LLC, an affiliate of BSMB, are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our Company by BSMB in 2002, we paid a transaction fee equal to $4,575,000 in connection with services rendered in connection with the acquisition. We also pay fees for ongoing advisory and management services equal to the greater of $187,500 or 0.25% of our gross sales for the preceding fiscal quarter. Accordingly, we paid $313,000 in the first quarter of fiscal 2007, $1,264,000 in fiscal 2006, $1,086,000 in fiscal 2005 and $969,000 in fiscal 2004. In addition, upon the consummation of this offering Bear Stearns Merchant Manager II, LLC will be entitled to a fee equal to $             million and the agreement will terminate. Such fees are paid each quarter. The advisory services agreement also provides that the advisors will be reimbursed for their reasonable out of pocket expenses in connection with certain activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct.

Our advisors have a right of first offer to serve as our financial advisors in connection with acquisitions, divestitures and financings. In connection with these services, our advisors will earn an additional fee of the amount customary for such services. The agreement terminates on November 27, 2012. On November 15, 2005, we issued our Second Priority Senior Secured Floating Rate Notes. Bear, Stearns & Co. Inc. was an initial purchaser and a joint-book running manager in connection with the offering of our Second Priority Senior Secured Floating Rate Notes and received approximately $4,537,500 in underwriting discounts and commissions in connection with the offering.

Upon the completion of this offering, this agreement will terminate automatically and we will be obligated to pay the minimum advisory fees that would be payable in respect of the then current fiscal quarter as well as for the next four successive fiscal quarters.

2006 Corporate Reorganization

On June 12, 2006, VS Mergersub, Inc., then a wholly-owned subsidiary of VS Parent, Inc. (“Parent”), then a wholly-owned subsidiary of Holdings, merged with and into Holdings, with Holdings being the surviving corporation. By operation of the merger, Holdings became a direct wholly-owned subsidiary of Parent. In connection therewith, each share (or fractional share) of Series A Preferred Stock of Holdings was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent, and each share (or fractional share) of common stock of Holdings was converted into a share (or fractional share) of common stock, par value $0.01 per share of Parent, and all equity grants (1,533,519 stock options and 567,163 warrants) of Holdings were converted on a one-to-one basis into grants permitting the right to receive a share of Parent’s common stock upon exercise. Subsequent to the reverse merger, Holdings was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to Parent. In addition, a dividend of $1.7 million, recorded within additional paid-in-capital, was made from Holdings to Parent for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

Transaction with Management

We held a promissory note made by Thomas A. Tolworthy on November 27, 2002, in the aggregate principal amount of $1,500,000 issued in connection with Mr. Tolworthy’s purchase of our common and preferred stock. On June 12, 2006, this note was assigned as a dividend to VS Parent, Inc., a parent company of VS Holdings, Inc., and is no longer held by or payable to us. The promissory note will be repaid prior to our corporate reorganization.

DESCRIPTION OF CAPITAL STOCK

Prior to the completion of this offering, our certificate of incorporation and bylaws will be amended. Copies of the forms of our amended certificate of incorporation and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part. The provisions of our certificate of incorporation and bylaws and relevant sections of the Delaware General Corporate Law, which we refer to as the "DGCL" are summarized below. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

Our authorized capital stock consists of              shares of common stock, par value $0.001 per share. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive, subscription or redemption rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

The authority possessed by our board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our board has no present intention to issue any shares of preferred stock.

Antitakeover Effects Of Provisions Of The Certificate Of Incorporation and Bylaws

Stockholders’ rights and related matters are governed by the DGCL, our certificate of incorporation and our bylaws. Provisions of the DGCL, our certificate of incorporation, and our bylaws, which are summarized below, may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. These provisions may also adversely affect prevailing market prices for the common stock.

Board Of Directors

The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Stockholder Action By Written Consent; Special Meetings

Our certificate of incorporation will permit stockholders to take action by the written consent of holders of all of our shares in lieu of an annual or special meeting.

Our bylaws will provide that special meetings of stockholders may only be called by:

•	the chairman of the board;

•	the chief executive officer;

•	the president;

•	the secretary;

•	holders of % of stock;

•	by request in writing of the board or of the executive committee of the board.

Antitakeover Legislation

As a Delaware corporation, by an express provision in our certificate of incorporation, we have elected to "opt out" of the restrictions under Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We elected to "opt out" of Section 203 by an express provision in our certificate of incorporation. However, following this offering and subject to certain restrictions, we may elect by an amendment to our certificate of incorporation to be subject to Section 203. Such an amendment would not, however, restrict a business combination between us and an interested stockholder if that stockholder became an interested stockholder prior to the effective date of such amendment.

Certificate of Incorporation Provisions Relating to Corporate Opportunities and Interested Directors

In order to address potential conflicts of interest between us and BSMB, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs after the completion of this offering as they may involve BSMB and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with BSMB. In general, these provisions recognize that we and BSMB may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and that we and BSMB will continue to have contractual and business relations with each other, including service of officers and directors of BSMB serving as our directors.

Our certificate of incorporation will provide that, subject to any contractual provision to the contrary, BSMB will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	any decision or action by BSMB to assert or enforce its rights under any agreement or contract with us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Under our certificate of incorporation, neither BSMB nor any officer or director of BSMB, except as described in the following paragraph, will be liable to us or our stockholders for breach of any fiduciary duty by reason of any such activities. Our certificate of incorporation will provide that BSMB is not under any duty to present any corporate opportunity to us which may be a corporate opportunity for BSMB and us and BSMB will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that BSMB pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

When one of our directors or officers who is also a director or officer of BSMB learns of a potential transaction or matter that may be a corporate opportunity for both us and BSMB, our certificate of incorporation will provide that the director or officer:

•	will have fully satisfied his or her fiduciary duties to us and our stockholders with respect to that corporate opportunity;

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of BSMB’s actions with respect to that corporate opportunity;

•	will be deemed to have acted in good faith and in a manner he or she believed to be in, and not opposed to, our best interests for purposes of our certificate of incorporation; and

•

will be deemed not to have breached his or her duty of loyalty to us or our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation,

if he or she acts in good faith in a manner consistent with the following policy:

•

a corporate opportunity offered to any of our officers who is also a director but not an officer of BSMB will belong to us, unless that opportunity is expressly offered to that person solely in his or her capacity as a director of BSMB, in which case that opportunity will belong to BSMB;

•

a corporate opportunity offered to any of our directors who is not one of our officers and who is also a director or an officer of BSMB will belong to us only if that opportunity is expressly offered to that person solely in his or her capacity as our director, and otherwise will belong to BSMB; and

•

a corporate opportunity offered to any of our officers who is also an officer of BSMB will belong to BSMB, unless that opportunity is expressly offered to that person solely in his or her capacity as our officer, in which case that opportunity will belong to us.

For purposes of our certificate of incorporation, "corporate opportunities" include business opportunities that we are financially able to undertake, that are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of BSMB or its officers or directors will be brought into conflict with our self-interest.

Our certificate of incorporation will also provide that no contract, agreement, arrangement or transaction between us and BSMB will be void or voidable solely for the reason that BSMB is a party to such agreement or by reason of the execution of any contract or agreement by an officer or director of BSMB who is also an officer or director of ours, and BSMB:

•	will have fully satisfied and fulfilled its fiduciary duties to us and our stockholders with respect to the contract, agreement, arrangement or transaction,

•	will not be liable to us or our stockholders for breach of fiduciary duty by reason of entering into, performance or consummation of any such contract, agreement, arrangement or transaction,

•	will be deemed to have acted in good faith and in a manner it reasonably believed to be in, and not opposed to, the best interests of us for purposes of our certificate of incorporation, and

•	will be deemed not to have breached its duties of loyalty to us and our stockholders and not to have derived an improper personal benefit therefrom for purposes of our certificate of incorporation,

if:

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to our board of directors or the committee of our board that authorizes the contract, agreement, arrangement or transaction and our board of directors or that committee in good faith authorizes the contract, agreement, arrangement or transaction by the affirmative vote of a majority of the disinterested directors;

•

the material facts as to the contract, agreement, arrangement or transaction are disclosed or are known to the holders of our shares entitled to vote on such contract, agreement, arrangement or transaction and the contract, agreement, arrangement or transaction is specifically approved in good faith by vote of the holders of a majority of the votes entitled to be cast by the holders of the common stock then outstanding not owned by BSMB or a related entity; or

•	the transaction, judged according to the circumstances at the time of the commitment, is established to have been fair to us.

Any person purchasing or otherwise acquiring any interest in any shares of our capital stock will be deemed to have consented to these provisions of our certificate of incorporation.

Provisions Relating to Control by BSMB

Our certificate of incorporation will provide that until BSMB ceases to beneficially own shares entitled to 33 1/3% or more of the votes entitled to be cast by then outstanding common stock, the prior consent of BSMB will be required for:

•	any consolidation or merger of us or any of our subsidiaries with any person, other than a subsidiary;

•

any sale, lease, exchange or other disposition or any acquisition by us, other than transactions between us and our subsidiaries, or any series of related dispositions or acquisitions, except for those for which we give BSMB at least                      days prior written notice and which involve consideration not in excess of $                     million, except (1) any disposition of cash equivalents or investment grade securities or obsolete or worn out equipment and (2) the lease, assignment or sublease of any real or personal property, in each case, in the ordinary course of business;

•	any change in our authorized capital stock or our creation of any class or series of capital stock;

•	the amendment or adoption of any incentive plan for us or any of our subsidiaries;

•	our dissolution;

•	the amendment of various provisions of our certificate of incorporation and bylaws;

•	the declaration of dividends on any class of our capital stock;

•	the issuance of any series of preferred stock; and

•

any change in the number of directors on our board of directors, the establishment of any committee of the board, the determination of the members of the board or any committee of the board, and the filling of newly created memberships and vacancies on the board or any committee of the board.

Until the time that BSMB ceases to be entitled to                     % or more of the votes entitled to be cast, the affirmative vote of the holders of at least                     % of the votes entitled to be cast is required to alter, amend or repeal, or adopt any provision inconsistent with the control provisions described above; however, after BSMB no longer owns shares for its own account entitling it to cast at least                     % of the votes entitled to be cast by the holders of the then outstanding common stock, any such alteration, adoption, amendment or repeal would be approved if a quorum is present and the votes favoring the action exceed the votes opposing it. Accordingly, until such time, so long as BSMB controls at least                     % of the votes entitled to be cast, it can prevent any such alteration, adoption, amendment or repeal.

Limitation Of Liability Of Directors

Our certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our certificate of incorporation and by-laws also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, we intend to enter into indemnification agreements with certain of our directors and officers which require us, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Listing

We have applied to list our common stock on the NYSE under the symbol “VSI”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon consummation of this offering, we will have outstanding              shares of common stock (             shares if the underwriters exercise their option to purchase additional shares to cover any short positions in full), all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

Lock-Up Agreements

We, BSMB/Vitamin LLC and each our directors and executive officers and certain other stockholders have agreed with the underwriters, subject to certain exceptions described below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible or exercisable or exchangeable for shares of our common stock, (ii) file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Bear, Stearns & Co. Inc. and Lehman Brothers Inc. on behalf of the underwriters. The underwriters may waive these restrictions in their discretion. Currently, the underwriters have no intention to release the aforementioned holders of our common stock from the lock-up restrictions described above.

The 180-day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Our lock-up agreement will provide exceptions for, among other things:

•	the grant of awards pursuant to employee benefit plans or arrangements;

•	the issuance of securities to be registered pursuant to any registration statement on Form S-8 pursuant to any benefit plans or arrangements; and

•	transfers as bona fide gifts as long as the recipient agrees to be bound by the terms of the lock-up provisions.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person (or persons whose common stock is required to be aggregated), including an affiliate, who has beneficially owned our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of then outstanding shares, which will equal approximately shares immediately after consummation of this offering; or

•

the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly though one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Stock Options

We intend to file a Registration Statement on Form S-8 registering              shares of common stock subject to outstanding options or reserved for future issuance under our Amended and Restated 2006 Stock Option Plan. As of                     , 2007, options to purchase a total of              shares were outstanding and              shares were reserved for future issuance under the plan. Once the Registration Statement on Form S-8 is filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

Warrants

As of March 31, 2007, we had warrants outstanding to purchase approximately              shares of our common stock.

Registration Rights

Beginning 180 days after the date of this offering, holders of              shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of              shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See “Certain Relationships and Transactions—Stockholders Agreement.” Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes that holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, then you should consult your own tax advisors.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the federal income tax or with foreign, state, local or other tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code), and assumes that no item of income or gain in respect of the common stock at any time will be effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership of common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and to avoid backup withholding tax, as discussed below, for dividends, then you must (a) provide the withholding agent with a properly completed

Internal Revenue Service Form W-8BEN (or other applicable form), and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders other than corporations or individuals.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” in the U.S.; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and amount of tax, if any, withheld with respect to such dividends. The Internal Revenue Service may make the information returns reporting such dividends and withholding available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•

If the proceeds are paid to or through the U.S. office of a broker, they generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax will not apply.

•

If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person, they generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on Internal Revenue Service Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the Internal Revenue Service.

UNDERWRITING

We intend to offer the shares of our common stock through the underwriters. Subject to the terms and conditions in an underwriting agreement among us and Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Banc of America Securities LLC, as representatives of the underwriters, and joint book-running managers, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Lehman Brothers Inc.
Banc of America Securities LLC
Piper Jaffray & Co.
Wachovia Capital Markets, LLC
Cowen and Company, LLC

Total

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. On November 15, 2005, we issued the Second Priority Senior Secured Floating Rate Notes. Bear, Stearns & Co. Inc. was an initial purchaser and a joint book-running manager in connection with the offering of the Second Priority Senior Secured Floating Rate Notes and received approximately $4,537,500 in underwriting discounts and commissions in connection with the offering. Banc of America Securities LLC was also a joint book-running manager in connection with the offering of the Second Priority Senior Secured Floating Rate Notes and received approximately $800,000 in fees in connection with the offering. Bank of America, N.A., an affiliate of Banc of America Securities LLC is a lender under our Revolving Credit Facility in the amount of $15,000,000.

In addition, a portion of the net proceeds from the offering will be used to redeem our outstanding Series A Preferred Stock, plus accrued and undeclared dividends. The Series A Preferred Stock is held by, among others, Bear Stearns Merchant Banking and our chief executive officer. We and Bear Stearns Merchant Manager II, LLC, an affiliate of Bear Stearns Merchant Banking, are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our company by Bear Stearns Merchant Banking in November 2002, we paid a transaction fee equal to $4,575,000 in connection with services rendered in connection with the acquisition. We paid fees for ongoing advisory and management services in the amount of $313,000 in the first quarter of fiscal 2007, $1,264,000 in fiscal 2006, $1,086,000 in fiscal 2005 and $969,000 in fiscal 2004. In addition, upon the consummation of this offering Bear Stearns Merchant Manager II, LLC will be entitled to a fee equal to $             million and the agreement will terminate.

Bear Stearns Merchant Banking and certain of our senior management stockholders are party to a securityholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by Bear Stearns Merchant Banking serve on our board of directors. Additionally, the securityholders agreement provides that the persons designated by Bear Stearns Merchant Banking shall comprise a majority of directors on the board of directors of any of the subsidiaries of VS Holdings, Inc. and of any committee of the board of VS Holdings, Inc. or any of its subsidiaries.

Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc., or “NASD.” Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owns through its subsidiary, BSMB/Vitamin LLC,             % of our common stock outstanding as of             , 2007. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate’s equity securities, the public offering price per share can be no higher than that recommended by a “qualified independent underwriter” meeting certain standards. Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by Lehman Brothers Inc., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter. We have agreed to indemnify Lehman Brothers Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $            million and are payable by us.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to             additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely if the underwriters sell more than             shares of common stock in this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

If the underwriters sell more shares than could be covered by the option described above, a naked short position would be created that can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

No Sales of Similar Securities

We, BSMB/Vitamin LLC, each of our executive officers and directors and certain of our shareholders, subject to limited exceptions, have agreed not to sell or transfer any common stock for 180 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances) without first obtaining the written consent of Bear, Stearns & Co. Inc. and Lehman Brothers Inc.

The 180-day period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the underwriters and us. The principal factors to be considered in determining the public offering price include: the information set forth in this prospectus and otherwise available to the underwriters; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative[s] will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Listing on The New York Stock Exchange

We have applied to have our common stock approved for listing on The New York Stock Exchange under the symbol “VSI.”

Discretionary Shares

In connection with this offering, the underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Sales in Other Jurisdictions

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

When distributing this prospectus in the United Kingdom we have only distributed it to and have only directed it at, persons that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

The shares will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

The shares (i) will not be offered or sold, directly or indirectly, to the public (appel public à l’épargne) in the Republic of France and (ii) offers and sales of shares in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Règlement Général of the Autorité des marchés financiers.

Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the shares so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.

In addition, the issuer represents and agrees that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the shares other than to those investors (if any) to whom offers and sales of the shares in the Republic of France may be made as described above.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain partners of Kirkland & Ellis LLP collectively indirectly hold less than 1% of each of the common stock and preferred stock of VS Parent, Inc. The validity of the shares offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 30, 2006 and December 31, 2005, and for each of the three fiscal years in the period ended December 30, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006 and to a change in method of accounting for costs included in inventory in fiscal 2005) and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.

You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s internet site at http://www.sec.gov.

We currently are required to file reports with the SEC pursuant to the covenants in the indenture governing our Second Priority Senior Secured Floating Rate Notes. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and internet site of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

VS Holdings, Inc.

We have audited the accompanying consolidated balance sheets of VS Holdings, Inc. and Subsidiary (the “Company”) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of VS Holdings, Inc. and Subsidiary as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006. Also, as discussed in Note 4, the Company changed its method of accounting for costs included in inventory in fiscal 2005.

/s/	Deloitte & Touche LLP
New York, New York
March 29, 2007 (May 17, 2007 as to net income (loss) per share data described in Note 4)

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 30, 2006	December 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$1,472	$4,784
Inventories	82,175	74,132
Prepaid expenses and other current assets	11,061	11,603
Deferred income taxes	2,001	3,202

Total current assets	96,709	93,721
Property and equipment, net	61,931	62,620
Goodwill	175,896	175,896
Other intangibles, net	68,205	68,100
Other assets:
Deferred financing fees, net of accumulated amortization of $1,206 and $123, respectively	6,382	6,605
Other	895	165
Security deposits	1,602	1,494

Total other assets	8,879	8,264

Total assets	$411,620	$408,601

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Revolving credit facility	$6,500	$12,127
Accounts payable	26,672	27,816
Deferred sales	11,475	11,046
Accrued salaries and related expenses	4,330	2,946
Accrued interest	2,624	2,980
Other accrued expenses	6,822	8,538

Total current liabilities	58,423	65,453
Long-term debt	165,000	165,000
Deferred income taxes	20,244	18,596
Deferred rent	14,447	11,697
Commitments and contingencies
Stockholders’ equity:
Preferred stock $0.01 par value; no shares issued and outstanding at December 30, 2006; 500,000 shares authorized and 79,860 Series A Shares issued and outstanding at December 31, 2005 (aggregate liquidation preference $101,980)	—	1
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding at December 30, 2006; and 11,000,000 shares authorized, 7,617,000 shares issued and outstanding at December 31, 2005	—	76
Additional paid-in capital	155,642	151,040
Warrants	—	5,666
Note receivable due from officer	—	(1,500)
Accumulated other comprehensive income	478	—
Accumulated deficit	(2,614)	(7,428)

Total stockholders’ equity	153,506	147,855

Total liabilities and stockholders’ equity	$411,620	$408,601

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for shares and per share data)

	Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Net sales	$486,026	$436,463	$387,357
Cost of goods sold	326,523	290,243	258,223

Gross profit	159,503	146,220	129,134
Selling, general and administrative expenses	128,646	126,514	112,789
Related party expenses (see Note 12)	1,356	1,799	969

Income from operations	29,501	17,907	15,376
Extinguishment of debt and other	(366)	11,573	—
Interest income	(350)	(209)	(190)
Interest expense	22,161	19,595	16,538

Interest expense, net	21,811	19,386	16,348

Income (loss) before provision (benefit) for income taxes	8,056	(13,052)	(972)
Provision (benefit) for income taxes	3,242	(5,063)	(361)

Income (loss) before cumulative effect of accounting change	4,814	(7,989)	(611)
Cumulative effect of accounting change, net of tax provision of $1.6 million for fiscal 2005 (see Note 4)	—	2,280	—

Net income (loss)	4,814	(5,709)	(611)
Accumulated preferred stock dividends	4,123	7,771	7,180

Net income (loss) applicable to common stockholders	$691	$(13,480)	$(7,791)

Weighted average common shares outstanding
Basic	100	100	100
Diluted	104	100	100
Net income (loss) per share
Basic	$6,913	$(134,803)	$(77,910)
Diluted	$6,647	$(134,803)	$(77,910)

Unaudited Pro Forma Data
Accumulated preferred stock dividends—pro forma	$8,412
Net loss applicable to common stockholders—pro forma	$(3,598)
Pro forma weighted average common shares outstanding
Basic	100
Diluted	100
Pro forma net loss per share
Basic	$(35,980)
Diluted	$(35,980)

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Preferred Stock
	Series A		Common Stock
	Shares	Amounts	Shares	Amounts	Note Receivable Due from Officer	Additional Paid-In- Capital	Warrants	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
Balance at December 27, 2003	79,860	$1	7,617,000	$76	$(1,500)	$151,040	$5,666	$(1,108)	$(245)	153,930
Net loss	—	—	—	—	—	—	—	(611)	—	(611)
Interest Rate Collar net of taxes of $24	—	—	—	—	—	—	—	—	30	30

Comprehensive Loss	—	—	—	—	—	—	—	—	—	(581)

Balance at December 25, 2004	79,860	$1	7,617,000	$76	$(1,500)	$151,040	$5,666	$(1,719)	$(215)	153,349
Net loss	—	—	—	—	—	—	—	(5,709)	—	(5,709)
Interest Rate Collar net of taxes of $176	—	—	—	—	—	—	—	—	215	215

Comprehensive Loss	—	—	—	—	—	—	—	—	—	(5,494)

Balance at December 31, 2005	79,860	$1	7,617,000	$76	$(1,500)	$151,040	$5,666	$(7,428)	$—	$147,855
Net income	—	—	—	—	—	—	—	4,814	—	4,814
Interest Rate Swap, net of taxes of $209	—	—	—	—	—	—	—	—	478	478

Total Comprehensive Income										5,292
Equity Compensation	—	—	—	—	—	524	—	—	—	524
Recapitalization	(79,860)	(1)	(7,616,900)	(76)	1,500	4,078	(5,666)	—	—	(165)

Balance at December 30, 2006	—	$—	100	$—	$—	$155,642	$—	$(2,614)	$478	$153,506

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Cash flow from operating activities:
Net income (loss)	$4,814	$(5,709)	$(611)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,811	21,847	21,972
Loss on extinguishment of debt	—	11,137	—
Cumulative effect of accounting change, net of tax (see Note 4)	—	(2,280)	—
Loss on disposal of fixed assets	8	—	48
Deferred income taxes	2,640	(5,168)	(597)
Deferred rent	2,054	3,129	3,443
Equity compensation expense	524	—	—
Changes in operating assets and liabilities:
Inventories	(8,043)	(8,277)	(7,019)
Prepaid expenses and other current assets	1,074	(2,451)	(932)
Other non-current assets	(221)	—	13
Accounts payable	(1,144)	6,297	822
Accrued expenses and other current liabilities	238	1,472	5,953

Net cash provided by operating activities	16,755	19,997	23,092

Cash flow from investing activities:
Capital expenditures	(13,475)	(19,021)	(19,174)
Trademarks	(105)	—	—

Net cash used in investing activities	(13,580)	(19,021)	(19,174)

Cash flow from financing activities:
Borrowings under revolving credit agreement	—	21,127	4,000
Repayment of borrowings under revolving credit agreement	(5,627)	(9,000)	(4,000)
Repayment of long-term debt	—	(169,476)	(1,000)
Proceeds from issuance of long-term debt	—	165,000	—
Deferred financing fees	(860)	(6,728)	(800)
Net decrease in capital leases	—	—	(178)

Net cash (used in) provided by financing activities	(6,487)	923	(1,978)

Net (decrease) increase in cash and cash equivalents	(3,312)	1,899	1,940
Cash and cash equivalents beginning of year	4,784	2,885	945

Cash and cash equivalents end of year	$1,472	$4,784	$2,885

Supplemental disclosures of cash flow information:
Interest paid	$21,308	$16,670	$11,858
Income taxes paid	401	1,077	561

Supplemental disclosures of non-cash investing activities:
Accrued purchases of property and equipment	$—	$428	$1,757

Supplemental disclosures of non-cash financing activities:
Dividend to VS Parent, Inc. (See Note 3)	$1,665	$—	$—

See accompanying notes to consolidated financial statements.

VS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

VS Holdings, Inc. (“Holdings”), is incorporated in the State of Delaware, and through its wholly-owned subsidiary, Vitamin Shoppe Industries Inc. (“Subsidiary” or “VSI”) and VSI’s wholly-owned subsidiary, VS Direct Inc. (“Direct,” and, together with Holdings and VSI, the “Company”), is a leading specialty retailer and direct marketer of nutritional products. Sales of both national brands and “The Vitamin Shoppe” and “Bodytech” brands of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health and beauty aids are made through VSI-owned retail stores, mail order catalogs and the Internet to customers located primarily in the United States. VSI operates from its headquarters in North Bergen, New Jersey.

The consolidated financial statements for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 include the accounts of Holdings, VSI and VSI’s wholly owned subsidiary Direct. All significant intercompany transactions have been eliminated.

The Company’s fiscal year ends on the last Saturday in December. As used herein, the term “Fiscal Year” or “Fiscal” refers to the 52-or 53-week period, as applicable, ending the last Saturday in December. Fiscal 2006 is a 52-week period ended December 30, 2006, fiscal 2005 is a 53-week period ended December 31, 2005, and fiscal 2004 was a 52-week period ended December 25, 2004.

2. Acquisition

On October 8, 2002, a definitive merger agreement was entered into whereby Vitamin Shoppe Industries Inc. agreed to be sold to Holdings, a newly formed holding company for approximately $301.9 million, net of cash acquired, which consisted of consideration of cash and reinvested equity of approximately $265.6 million, and the repayment of approximately $47.5 million of indebtedness plus the payment of transaction fees and expenses of approximately $10.4 million (the “Acquisition”). VS Holdings, Inc. is controlled by Bear Stearns Merchant Capital II, L.P. and affiliated entities (collectively, “BSMB”).

The Acquisition was accounted for as a purchase under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations. Acquired intangibles and goodwill are accounted for under SFAS No. 142, Goodwill and Other Intangible Assets. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition as adjusted for the finalization of the allocation of purchase accounting (in thousands):

Total
Current assets	$62,914
Property, plant and equipment	36,043
Intangible assets	88,000
Goodwill	175,896
Other Assets	4,447

Total assets acquired	367,300
Total liabilities	101,746

Net assets acquired	$265,554

A value of $68.2 million and $19.9 million was assigned to the trade name and customer list, respectively. The trade name is not being amortized as it was determined to have an indefinite life. The customer list was amortized over three years, and its net book value was zero at December 30, 2006 and December 31, 2005. Goodwill is not amortized and is not deductible for tax purposes.

3. Reorganization and Recapitalization

On June 12, 2006, VS Parent, Inc. (“Parent”), a Delaware corporation, then a newly created wholly-owned subsidiary of Holdings’ entered into a reverse merger with Holdings by which Parent merged with and into Holdings, with Holdings being the surviving corporation. By operation of the merger, Holdings became a direct wholly-owned subsidiary of Parent. In connection therewith, each share (or fractional share) of Series A Preferred Stock of Holdings was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent, and each share (or fractional share) of common stock of Holdings was converted into a share (or fractional share) of common stock, par value $0.01 per share of Parent, and all equity grants (1,533,519 stock options and 567,163 warrants) of Holdings were converted on a one-to-one basis into grants permitting the right to receive a share of Parent’s common stock upon exercise. Subsequent to the reverse merger, Holdings was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to Parent. In addition, a dividend of $1.7 million, recorded within additional paid-in-capital, was made from Holdings to Parent for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

4. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories—Inventories are stated at the lower of cost or market value. Cost is determined using the moving weighted average method. Finished goods inventory includes the cost of labor and overhead required to package products. The Company estimates losses for excess and/or obsolete inventory and the net realizable value of inventory based on the aging of inventory and the valuation of the likelihood of recovering the inventory costs based on anticipated demand. The following table details the activity and balances for the Company’s reserve for obsolete inventory at December 30, 2006, December 31, 2005 and December 25, 2004 (in thousands):

	Balance Beginning of Year	Amounts Charged to Cost of goods Sold	Uses of Reserves	Balance at End of Year
Obsolescence Reserves:
Year Ended December 30, 2006	$1,750.6	$1,081.9	$(1,516.9)	$1,315.6
Year Ended December 31, 2005	1,371.3	2,573.8	(2,194.5)	1,750.6
Year Ended December 25, 2004	1,271.3	2,042.0	(1,942.0)	1,371.3

Fiscal 2005 Change in Accounting Principle—Effective December 26, 2004 (the beginning of fiscal 2005), the Company implemented a change in accounting for costs included in inventory. The change relates to capitalizing freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility, including payroll. These costs were previously expensed as incurred in cost of goods sold and are now treated as inventory product costs which are expensed as inventory is sold. Freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility are includable in inventory because they directly relate to the acquisition of goods for resale by the Company. The Company has determined that it is preferable to capitalize such costs into inventory because it better represents the costs incurred to prepare inventory for sale to the end user, shows better comparability with other retailers and will improve the management and planning of inventory. As a result, the Company recorded the cumulative effect of accounting change of $2.3 million (net of tax provision of $1.6 million) upon adoption. The impact on fiscal 2005 was an increase in net income of $249,000 (net of tax provision of $155,000). The table below represents the impact of the accounting change as if it had been implemented on the consolidated statement of operations for the Fiscal year ended December 25, 2004 (in thousands):

Year Ended December 25, 2004	As Reported	Adjustments	Pro-forma
Cost of goods sold	$258,223	$(1,230)	$256,993
Selling, general and administrative expenses	112,789	(15)	112,774
(Benefit) provision for income taxes	(361)	513	152
(Loss) income before cumulative effect of accounting change	(611)	732	121
Net (loss) income	(611)	732	121

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over three to fifteen years. Leasehold improvements are amortized over the shorter of their useful lives or related lease terms. In accordance with the AICPA’s Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the direct internal and external costs associated with the development of the features and functionality of the Company’s website, transaction processing systems, telecommunications infrastructure and network operations, are capitalized and are amortized on a straight line basis over the estimated lives of five years. Capitalization of costs begin when the preliminary project stage is completed and management authorizes and commits to funding the computer software project and that it is probable that the project will be completed and the software will be used to perform the function intended. Depreciation of the assets commence when they are put into use. Expenditures for repairs and maintenance are expensed as incurred and expenditures for major renovations and improvements are capitalized. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

Impairment of Long-Lived Assets and Other Intangibles—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets. To date, no such impairment has been recognized. Intangible assets with indefinite useful lives are not amortized but are reviewed for impairment annually or more frequently if circumstances indicate a possible impairment may have occurred.

Insurance Liabilities—Based on the Company’s assessment of risk and cost efficiency, the Company purchases insurance policies to provide for workers’ compensation, general liability, and property losses, as well as director’s and officer’s liability, vehicle liability and employee medical benefits. Effective January 1, 2006, the Company self insures its employee medical benefits. At December 30, 2006, the accrual for claims incurred but not reported amounted to $0.4 million.

Rent Expenses, Deferred Rent and Landlord Construction Allowances—Rent expense and rent incentives, including landlord construction allowances, are recognized on a straight-line basis over the lease term. The Company records rent expense for stores and the distribution center as a component of cost of goods sold. The Company accounts for landlord construction allowances as lease incentives and records them as a component of deferred rent, which is recognized in cost of goods sold over the lease term.

Deferred Financing Costs—The Company capitalizes costs directly associated with acquiring third-party financing. Deferred financing costs are included in other assets and are amortized as interest expense over the term of the related indebtedness.

Revenue Recognition—The Company recognizes revenue, net of sales returns, at the “point of sale,” which occurs when merchandise is sold “over-the-counter” in retail stores or upon delivery to a direct customer. In accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, the Company classifies all amounts billed to customers that represent shipping fees as sales in all periods presented. To arrive at net sales, gross sales are reduced by actual customer returns and a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The following table details the activity and balances of the sales return reserves at December 30, 2006, December 31, 2005, and December 25, 2004 (in thousands):

	Balance Beginning of Year	Amounts Charged to Sales	Write-Offs/Recoveries Against Reserves	Balance at End of Year
Sales return reserves:
Year Ended December 30, 2006	$190.9	$(9,295.0)	$9,216.6	$112.5
Year Ended December 31, 2005	211.3	(8,723.8)	8,703.4	190.9
Year Ended December 25, 2004	391.0	(7,353.7)	7,174.0	211.3

Cost of Goods Sold—The Company includes the cost of inventory sold, costs of warehousing and distribution and store occupancy costs in cost of goods sold. Warehousing and distribution costs include freight on internally transferred merchandise, rent for the distribution center and costs associated with our buying department and distribution facility, including payroll, which are capitalized into inventory and then expensed as merchandise is sold. Store occupancy costs include rent, common area maintenance, real estate taxes, repairs and maintenance, insurance and utilities.

Frequent Buyer Program—The Company has a frequent buyer program whereby customers earn points toward free merchandise based on the volume of purchases. Points are earned each year and must be redeemed within the first three months of the following year or they expire. Sales are deferred based upon points earned and estimated redemptions, which are based on historical redemption data. The Company records a liability for points earned within the current period. This liability is recorded as “deferred sales” on the consolidated balance sheet.

Store Pre-opening Costs—Costs associated with the opening of new retail stores and start up activities are expensed as incurred.

Advertising Costs—Costs associated with the production and distribution of the Company’s monthly and quarterly catalogues are expensed as incurred. The costs of advertising for online marketing arrangements, magazines, television and radio are expensed the first time advertising takes place. Advertising expense was $13.1 million, $12.7 million and $12.6 million for fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

Online Marketing Arrangements—The Company has entered into online marketing arrangements with various online companies. These agreements are established for periods of 24 months, 12 months or, in some cases, a lesser period and generally provide for compensation based on revenue sharing upon the attainment of stipulated revenue amounts or based on the number of visitors that the online company refers to the Company. The Company had no fixed commitments during fiscal 2006, fiscal 2005 and fiscal 2004 relating to fixed payment contracts.

Research and Development Costs—The Company maintains close relationships with its third party branded manufacturers, which allows the Company to be at the forefront of introducing new third-party branded products within the industry. In addition, the Company maintains a product development group that is staffed with employees who oversee our development of new Vitamin Shoppe branded products. During fiscal 2006, fiscal 2005 and fiscal 2004, the Company focused on, and will continue to focus on, developing Vitamin Shoppe branded product offerings for beauty care, condition-specific and branded blended specialty supplements (which are designed to assist with certain conditions, for example, sleep difficulties) and functional foods and beverages (offering further benefits beyond nourishment and hydration, such as additional vitamins and minerals). The

Company is also focusing on enhancing its Vitamin Shoppe branded product offerings under the Company’s Bodytech label. Research and development costs are recorded in selling, general and administrative expenses in our consolidated statements of operations. The Company incurred $1.9 million, $2.0 million and $1.7 million of research and development expense for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004, respectively.

Income Taxes—Deferred income tax assets and liabilities are recorded in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income taxes have been provided for temporary differences between the tax bases and financial reporting bases of the Company’s assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse.

Comprehensive Income (Loss)—Comprehensive income (loss) represents net income (loss) plus the results of certain non-shareholders’ equity changes not reflected in the statement of operations (other comprehensive income (loss)). The amounts recorded in other comprehensive income (loss) for the Company represent an interest rate collar in fiscal 2004, and an interest rate swap in fiscal 2005 and fiscal 2006, accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Financial Instruments Policy—The Company uses interest rate swaps and collars as cash flow hedges to manage our exposure to fluctuating interest rate risk on our debt. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, published by the Financial Accounting Standards Board (“FASB”), derivative instruments are reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction and on the type of hedged transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are effected by the underlying hedge item, and the ineffective portion of all hedges must be recognized in earnings in the current period.

On the date a derivative contract is entered into, SFAS No. 133 requires that a qualifying derivative is required to be designated as (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to the asset or liability (cash flow hedge). At the inception of the hedging relationship, the Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. Derivatives are recorded in the balance sheet at fair value in other assets and other liabilities. Both at inception of the hedge and quarterly thereafter, the Company performs an assessment to determine whether the derivatives that are used in hedging transactions are expected to be highly effective in offsetting changes in the cash flows of the hedged item.

The effective portion of the changes in fair value of the Company’s interest rate swaps and collars, which are designated as cash flow hedges, is recorded in accumulated other comprehensive income, net of tax. The ineffective portion of the change in fair value is recorded as a component of interest expense. Changes in fair value are estimated by management quarterly, based on dealer quotes.

The Company paid a premium to enter into an interest rate collar during 2003 which served to create a floor of 1.25% and a cap of 4.00% on the base rate of interest that was paid on one-half of the value of the Company’s then existing term loan entered into in November 2002. The contract was recorded as a cash flow hedge whereby the interest rate collar is marked to market at the balance sheet date with a corresponding adjustment to other comprehensive income. This interest rate collar was terminated during the fourth quarter of fiscal 2005 with the repayment of the related debt resulting in a gain of $215,000.

The Company entered into an interest rate swap during December 2005 on a portion of its $165 million Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”) offering for $165 million, which did not qualify for hedge accounting under SFAS No. 133. As a result, the fair market value of the interest rate swap was marked to market at the balance sheet date with a corresponding adjustment to other expense. The interest rate swap has a maturity date of November 2010. As of December 30, 2006, the interest rate swap qualified for hedge accounting. The fair market value of $0.6 million as of December 30, 2006 is recorded in other assets on the consolidated balance sheets. Of the appreciation in market value of $1.1 million in fiscal 2006, $0.5 million is recorded in other comprehensive income, $0.2 million is recorded in the deferred tax liability and the remaining appreciation in market value of $0.4 million, which represents the appreciation of market value from December 31, 2005 to February 9, 2006, which was the period through which the Company did not qualify for hedge accounting, is recorded in extinguishment of debt and other expense.

Concentrations of Credit Risk—The Company’s customers are consumers who purchase products at the Company’s retail stores, through the Company’s mail-order services or through the Company’s website. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable from credit card processors. As of December 30, 2006, there were no significant concentrations of accounts receivable, or related credit risks. Accounts receivable from credit card processors, included in prepaid expenses and other current assets on the consolidated balance sheets, totaled $4.3 million at December 30, 2006 and $4.0 million at December 31, 2005.

Nature’s Value, Inc. is the only supplier from whom the Company purchased at least 5% of its merchandise during fiscal 2006, 2005 and 2004. The Company purchased approximately 12%, 13%, and 10% of its total merchandise from Nature’s Value, Inc. in fiscal 2006, 2005, and 2004 respectively.

Stock-Based Compensation—Effective January 1, 2006, the Company adopted the fair value method of recording stock-based compensation in accordance with SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors. Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period, net of anticipated forfeitures. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate. Our expected volatility is based on the volatility levels over the past 6.25 years from the average volatility of similar actively traded companies. The expected holding period of the option is calculated using the simplified method using the vesting term of 4 years and the contractual term of 10 years. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past.

Compensation expense attributable to stock-based compensation for fiscal 2006 was approximately $0.5 million. The weighted average fair value for grants for fiscal 2006 was $6.09. As of December 30, 2006, the remaining unrecognized stock-based compensation expense for non-vested stock options issued after the effective date of SFAS 123(R) to be expensed in future periods is $3.0 million, and the related weighted-average period over which it is expected to be recognized is 3.50 years. There were 769,275 and 835,656 vested and non-vested options, respectively, at December 30, 2006. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For periods prior to December 31, 2005, we accounted for forfeitures as they occurred in the Company’s pro forma information required by SFAS No. 123. The Company estimates forfeitures based on its historical forfeiture rate since the plan inception in fiscal 2002. The estimated future forfeitures as of December 30, 2006 is approximately $46,000.

The Company previously accounted for stock options under Accounting Principles Bulletin (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), using the intrinsic value method in accounting for our stock option grants. SFAS No. 123(R) permits companies to adopt its requirements using various methods. We have adopted the prospective method for all stock option grants issued prior to December 31, 2005. Under the prospective method, those nonpublic companies that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro forma disclosure purposes apply SFAS No. 123(R) prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. We continue to account for any portion of awards outstanding at the date of initial application using the accounting principles originally applied to those awards as allowed by the prospective method under SFAS 123(R). As such, no stock-based compensation costs were reflected in net income (loss) for those stock option grants issued prior to the adoption of SFAS 123(R), as the Company was not required to do so under the previous guidance nor under the new guidance.

Prior to the Company’s adoption of SFAS No. 123(R), SFAS No. 123 required that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company’s stock-based awards had been determined in accordance with the fair value method now prescribed. The pro forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represented the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.). The following table illustrates the effect on net income (loss) and net income (loss) per share as if the fair value method had been applied to all outstanding awards for the fiscal 2006, 2005 and 2004, respectively, that were granted prior to January 1, 2006 (in thousands except per share data):

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Net income (loss) as reported	$4,814	$(5,709)	$(611)
Add: Total stock based employee compensation included in net income as reported, net of tax	313	—	—
Deduct: Total stock based employee compensation under fair value based method, net of tax	(423)	(312)	(265)

Pro forma net income (loss)	4,704	(6,021)	(876)

Accumulated preferred stock dividends	4,123	7,771	7,180

Pro forma net income (loss) applicable to common stockholders	$581	$(13,792)	$(8,056)

Net income (loss) per share
Basic, as reported	$6,913	$(134,803)	$(77,910)
Basic, pro forma	$5,816	$(137,923)	$(80,560)
Diluted, as reported	$6,647	$(134,803)	$(77,910)
Diluted, pro forma	$5,592	$(137,923)	$(80,560)

The following table represents assumptions used to estimate the fair value of options:

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Expected dividend yield	0.0%	0.0%	0.0%
Volatility factor	56.7%	0.0%	0.0%
Weighted average risk-free interest rate	5.0%	4.5%	4.6%
Expected life of option	6.25 years	6.5 years	6.5 years

Net Income (Loss) Per Share

In accordance with SFAS No. 128 “Earnings Per Share” the Company’s basic net income (loss) per share excludes the dilutive effect of stock options. It is based upon the weighted average number of common shares outstanding during the period divided into net income (loss) after deducting accumulated dividends on the Company’s Series A Preferred Stock, prior to the assignment of such Series A Preferred Stock to Parent.

Diluted net income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options and warrants are included as potential dilutive securities prior to the assignment of such stock options and warrants to Parent.

For the purposes of basic and diluted net income (loss) per share, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding for purposes of presenting net income (loss) per share on a comparative basis were retroactively restated for all periods presented based on the exchange ratio in the reverse merger (the “Exchange Ratio”).

The computation of basic net income (loss) per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted net income (loss) per share assumes the foregoing and the exercise of stock options and warrants using the treasury stock method to the extent dilutive.

Unaudited pro forma net loss per share for the fiscal year ended December 30, 2006 reflects net loss per share as if the stock options, warrants and Preferred Stock that were assigned to VS Parent in June 2006 were outstanding at the Company for the full fiscal year.

The components of the calculation of basic net income (loss) per share and diluted net income (loss) per share are as follows (in thousands except share and per share data):

	For the Fiscal Years Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Numerator:
Net income (loss) applicable to common stockholders	$691	$(13,480)	$(7,791)

Denominator:
Basic weighted average common shares outstanding	100	100	100
Effect of dilutive securities:
Options	1
Warrants	3

Diluted weighted average common shares	104	100	100

Basic net income (loss) per common share	$6,913	$(134,803)	$(77,910)

Diluted net income (loss) per common share	$6,647	$(134,803)	$(77,910)

Stock options for the fiscal year ended December 30, 2006 for 791,617 shares (before giving effect to the Exchange Ratio in the reverse merger) have been excluded from the above calculation as they were anti-dilutive. Stock options for the fiscal years ended December 31, 2005 and December 25, 2004 have been excluded from the above calculation as they were anti-dilutive. In addition, all warrants for the fiscal years ended December 31, 2005 and December 25, 2004 have been excluded from the above calculation as they were anti-dilutive.

Goodwill—Goodwill is not amortized but is reviewed for impairment at least annually, or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Goodwill and other intangibles with indefinite lives are tested for impairment at the operating segment or one level below an operating segment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value.

Recent Accounting Pronouncements—In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation clarifies the evaluation methods and accounting treatment for tax positions to be taken or expected to be taken in the future. It will require that the Company determine certain tax positions to be sustainable under an examination, and the measurement of the impact for positions deemed to be non-sustainable. This interpretation is applicable for fiscal years beginning after December 15, 2006, and permits early application provided the entity has not yet issued financial statements for any interim period in the period of adoption. The Company is adopting FIN 48 effective in the first quarter of fiscal 2007. Management is currently in the process of evaluating the impact, if any, this Interpretation will have on the Company’s financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management does not expect the adoption to have a material impact on the Company’s financial condition, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure and report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently. The Company will be required to adopt SFAS No. 159 in the first quarter of fiscal year 2008. Management is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact, if any, the adoption will have on the Company’s financial condition, results of operations or cash flows.

5. Goodwill and Intangible Assets

As a result of the Acquisition in 2002, the Company acquired $88.0 million of intangible assets and $175.9 million of goodwill. During December 2006, the Company performed its required annual goodwill impairment evaluation, which concluded that there was no impairment of goodwill.

The following table discloses the carrying value of all intangible assets (in thousands):

	December 30, 2006			December 31, 2005
Intangible assets:	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer list	$19,900	$19,900	$—	$19,900	$19,900	$—
Tradenames	68,205	—	68,205	68,100	—	68,100

	$88,105	$19,900	$68,205	$88,000	$19,900	$68,100

There was no amortization expense for the year ended December 30, 2006 as the amortization period for the customer list was three years, and had was fully amortized at December 31, 2005. Intangible amortization expense amounted to $6.1 million and $6.6 million for the years ended December 31, 2005 and December 25, 2004, respectively. Tradenames are not amortized, as they were determined to be intangible assets with indefinite lives, but have been tested for impairment in the last quarter of 2006, along with the Company’s goodwill. As of December 30, 2006, tradenames were not found to be impaired.

6. Property and Equipment

Property and equipment consists of the following (in thousands):

	As of
	December 30, 2006	December 31, 2005
Furniture, fixtures and equipment	$61,869	$54,403
Leasehold improvements	61,644	57,570
Website development costs	9,618	9,618
Transportation equipment	21	8
Construction in progress	2,569	1,642

	135,721	123,241
Less: accumulated depreciation	(73,790)	(60,621)

	$61,931	$62,620

Depreciation and amortization expense on property and equipment for the fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 was approximately $13.7 million, $13.0 million and $12.7 million, respectively.

7. Credit Arrangements

Debt consists of the following (in thousands):

	As of
	December 30, 2006	December 31, 2005
Revolving Credit Facility	$6,500	$12,127

Second Priority Senior Secured Floating Rate Notes (the “Notes”)	$165,000	$165,000

2005 Second Priority Senior Secured Floating Rate Notes

On November 7, 2005, VSI completed its Notes offering for $165 million. The initial purchasers received delivery of the Notes on November 15, 2005.

Interest on the Notes is set at a per annum rate equal to a three month LIBOR plus 7.5%, which is reset quarterly on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2006. The combined weighted average interest rate from January 1, 2006 through December 30, 2006 was 12.54%. The Notes will mature on November 15, 2012. Interest on overdue principal and interest and liquidated damages, if any, will accrue at a rate that is 1% higher than the applicable interest rate on the Notes. If VSI cannot make payments on the Notes when they are due, Holdings and VSI’s only subsidiary, Direct (collectively, the “Guarantors”), have guaranteed the Notes and must make payments instead. The Notes and the guarantees are secured by a second priority security interest in substantially all of VSI’s and the Guarantors’ assets that secure VSI’s new first priority senior secured credit facility. The Notes and the guarantees are VSI’s, and the Guarantors’, second priority senior secured obligations, and rank equally in right of payment with all of VSI’s and the Guarantors’ existing and future senior indebtedness and senior to all of VSI’s and the Guarantors’ existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of VSI’s and the Guarantors’ first priority senior secured indebtedness, including VSI’s new first priority senior secured credit facility, to the extent of the collateral securing such indebtedness. If VSI sells certain assets, issues equity or experiences specific kinds of changes in control, VSI must offer to repurchase the Notes. VSI may, at its option, redeem some or all of the Notes at any time on or after November 15, 2007. Prior to November 15, 2007, VSI may, at its option, redeem up to 35% of the Notes with the proceeds of certain sales of its equity or of Holdings. VSI used the proceeds from the sale of the Notes to repay all of its and Holdings’ existing indebtedness and to pay related fees and expenses.

Revolving Credit Facility

On November 15, 2005, VSI entered into a new $50.0 million senior secured revolving credit facility (the “New Credit Facility”), and VSI has the option to increase or decrease the New Credit Facility size by $25.0 million, subject to certain conditions. The availability under the New Credit Facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and the inventory of VSI and its only subsidiary, Direct. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, VSI and Direct. The New Credit Facility provides for affirmative and negative covenants affecting Holdings, VSI and Direct. The New Credit Facility restricts, among other things, the Company’s ability to incur indebtedness, create or permit liens on the Company’s assets, declare or pay cash dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change its line of business, and restricts the types of hedging activities the Company can enter into. The New Credit Facility has a maturity date of November 15, 2010. The unused available line of credit at December 30, 2006 was $36.7 million and the amount of borrowings outstanding at December 30, 2006 was $6.5 million. The largest amount borrowed at any given point during 2006 was $12.1 million. The New Credit Facility includes a $10 million sub-facility for the issuance of letters of credit, of which there were $0.3 million issued and outstanding as of December 30, 2006.

The borrowings under the revolving credit facility accrue interest, at the Company’s option at the rate per annum announced from time to time by the agent as its “prime rate”, or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from January 1, 2006 through December 30, 2006 was 6.56%.

Expenses related to repayment of previous debt

In fiscal 2005, the Company recognized an expense of $11.1 million for previously deferred financing costs related to the repayment of the previous debt upon our issuance of the Notes, which consists of $7.7 million of original issue discount related to the allocation of value to the warrants and Holdings Preferred Stock and $3.4 million of deferred financing costs from the previous debt. This expense was recorded in extinguishment of debt and other in our consolidated statement of operations for the year ended December 31, 2005.

2002 Credit Facility and Notes

In connection with the Acquisition, the Company entered into a credit agreement dated November 27, 2002 (the “Credit Agreement”), which provided for an aggregate $120 million in senior secured debt financing. Under the Note, Stock and Warrant agreement entered into on November 27, 2002, the Company issued $15 million principal amount of 13% Holdco PIK Notes (the “Holdco Notes”) due 2009 and $52 million principal amount of 12.5% Opco Senior Subordinated Notes (the “Opco Notes”) due 2009 and warrants to purchase Common Stock and issued Preferred Stock, related to both the Holdco notes and Opco Notes.

Credit Agreement—The Credit Agreement provided for an aggregate of $120 million of senior secured borrowings including a Term Loan B of $100 million and a $20 million Revolving Credit Facility. In connection with the Acquisition the Company borrowed $100 million from the Term Loan B and received net proceeds of $97.1 million. The Credit Agreement was terminated in November 2005 when the Company completed its Priority Senior Secured Floating Rate Note offering, and all remaining principal amounts were repaid in November 2005.

The Term Loan B, which had a maturity date of May 26, 2008, was terminated in November 2005, and bore interest at the Base Rate (Prime Rate or Fed Funds Rate plus 0.5%) plus 2.0% or LIBOR plus 3.0%.

The Revolving Credit Facility, which was available for general corporate purposes, including working capital, had an original maturity date of November 26, 2007, was terminated in November 2005 and bore interest at the Base Rate (Prime Rate or Fed Funds Rate plus 0.5%) plus 3.25% or LIBOR plus 4.25%. The commitment fee paid during the year ended December 31, 2005 was $0.09 million. Borrowings under the Credit Agreement were secured by substantially all of the assets of the Company.

Holdco PIK Notes and Opco Senior Subordinated Notes—On November 27, 2002, Holdings issued $15 million principal amount of 13% Holdco Notes due November 25, 2009 and detachable warrants to purchase Holdings Common Stock and issued Holdings Preferred Stock. Proceeds of $15 million were received and value of $2.9 million was assigned to the detachable warrants and issued Holdings Preferred Stock, and was recorded as an original issue discount. The effective yield on the Holdco Notes, which were subordinate to all amounts outstanding under the Credit Agreement, was approximately 18.2%. Interest on the Holdco Notes was payable in-kind by capitalizing such interest and adding it to the aggregate principal amount. Allocation of value to the warrants and Holdings Preferred Stock was recorded as original issue discount and was being amortized using the effective interest method. The Holdco Notes agreement contained various covenants, including the maintenance of a maximum leverage ratio. The Company was in compliance with these covenants through the termination date in November 2005. The remaining balances of the Opco Notes and Holdco Notes were repaid in November 2005.

On November 27, 2002, Vitamin Shoppe Industries Inc. issued $52 million principal amount of 12.5% Opco Notes due May 26, 2009 for $45.9 million and detachable warrants to purchase Holdings Common Stock and issued Holdings Preferred Stock for $6.1 million. The effective yield on the Opco Notes, which were subordinate to all amounts outstanding under the Credit Agreement, was approximately 15.3%. Interest on the Opco Notes was payable quarterly in March, June, September and December. The allocation of value to the warrants and Holdings Preferred Stock was recorded as original issue discount and was being amortized using the effective interest method.

Year	Total	The Notes	Revolving Credit Facility(1)
2007	$—	$—	$—
2008	—	—	—
2009	—	—	—
2010	6,500	—	6,500
2011	—	—	—
Thereafter	165,000	165,000	—

	$171,500	$165,000	$6,500

(1)	The credit facility has a maturity date of November 15, 2010, though it is the Company’s intent to pay down the balance during fiscal 2007. As such, the Company has classified the facility within current liabilities.

Net interest expense for fiscal 2006, 2005 and 2004 consists of the following (in thousands):

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Interest on the Notes	$20,323	$2,543	$—
Interest on Term Loan B	—	5,344	4,698
Interest on Holdco and Opco notes	—	8,209	8,997
Amortization of debt discount	—	1,424	1,439
Amortization of deferred financing fees	1,083	1,309	1,125
Interest under cap agreements	—	—	9
Revolving credit line and other	755	766	270
Interest income	(350)	(209)	(190)

	$21,811	$19,386	$16,348

8. Income Taxes

The provision (benefit) for income taxes for fiscal 2006, fiscal 2005 and fiscal 2004 consists of the following (in thousands):

	Fiscal Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Current:
Federal	$140	$68	$—
State	462	37	236

Total current	602	105	236

Deferred:
Federal	2,566	(5,040)	(302)
State	74	(128)	(295)

Total deferred	2,640	(5,168)	(597)

Provision (benefit) for income taxes	$3,242	$(5,063)	$(361)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The temporary differences and carryforwards that give rise to deferred tax assets and liabilities at December 30, 2006 and December 31, 2005 are as follows (in thousands):

	As of
	December 30, 2006	December 31, 2005
Deferred tax assets:
Net operating loss carryforward	$8,932	$11,814
Deferred rent	4,793	3,774
Tenant allowance	843	704
Deferred sales	2,509	2,341
Organizational costs	447	976
Inventory	36	1,376
Other	913	947

	18,473	21,932
Valuation allowance	(1,001)	(915)

Deferred tax assets	17,472	21,017

Deferred tax liabilities:
Tradename	(28,229)	(28,045)
Accumulated depreciation	(4,977)	(6,150)
Prepaid expenses	(1,300)	(1,216)
Other comprehensive income	(209)	—
Other	(1,000)	(1,000)

Deferred tax liabilities	(35,715)	(36,411)

Net deferred tax liability	$(18,243)	$(15,394)

Amounts recognized in the consolidated balance sheet consists of:
Deferred tax assets—current	$2,001	$3,202
Deferred tax liabilities—long term	(20,244)	(18,596)

Net deferred tax liability	$(18,243)	$(15,394)

A reconciliation of the statutory Federal income tax rate and effective rate of the provision (benefit) for income taxes is as follows:

	Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Federal statutory rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of Federal income tax benefit	1.2%	(3.2)%	(3.9)%
Reserve	3.0%	(2.9)%	0.0%
Valuation allowance	0.7%	4.6%	0.0%
Other	0.3%	(2.3)%	1.8%

Effective tax rate	40.2%	(38.8)%	(37.1)%

The Company performs reviews of its income tax positions on a continuous basis and accrues for potential contingencies when it believes a liability is probable and can be reasonably estimated. Accruals for these contingencies are recorded in “income taxes payable” in the accompanying consolidated balance sheets based on the expectation as to the timing of when the contingency will be resolved.

At December 30, 2006, the Company had approximately $14,500 of AMT carryforwards from fiscal 2004 and $184,000 in fiscal 2006. There is no expiration period for the AMT carryforwards. At December 30, 2006, the Company had approximately $20.7 million of Federal net operating losses which expire between 2019 and 2023 and between $3.4 million and $18.3 million in state net operating losses which vary by jurisdiction. The state net operating losses expire between 2011 and 2024. Realization of deferred tax assets associated with the net operating loss is dependent upon generating sufficient taxable income prior to their expiration by tax jurisdiction. The Company believes that it is more likely than not that certain of these net operating losses may expire unused and, accordingly, have established a valuation allowance against them. Although realization is not assured for the remaining deferred tax assets, the Company believes it is more likely than not that the deferred tax assets will be realized through future taxable earnings or alternative tax strategies. However, deferred tax assets could be reduced in the near term if the Company’s estimates of taxable income during the carry forward period are significantly reduced or alternative tax strategies are no longer viable. The valuation allowance increased by $0.1 million in fiscal 2006.

9.    Stockholders’ Equity

Preferred Stock—In connection with the Acquisition, Holdings has authorized a total of 500,000 shares of preferred stock and designated 100,000 as Series A Preferred Stock. The remaining 400,000 shares of preferred stock were not designated by Holdings. The Series A Preferred Stock has no voting rights. There is a liquidation preference of $1,000 per share plus all dividends accumulated but unpaid. Dividends accumulate at the rate of 8% of the Series A Preferred Stock liquidation preference. Any sales of Series A are subject to a stockholders’ agreement. Cumulative Series A Preferred Stock dividends in arrears at December 31, 2005, were approximately $22.1 million. At June 30, 2006, as a result of the reverse merger, each share of Series A Preferred Stock was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent. Consequently, there are no shares of Preferred Stock recorded in the Company’s fiscal 2006 consolidated financial statements.

Stock Option Plan—In connection with the Acquisition, Holdings adopted the VS Holdings, Inc. 2002 Stock Option Plan (the “2002 Plan”) for certain directors, officers, consultants and employees of the Company. Holdings authorized the issuance of up to 2,046,041 shares of common stock. As of June 2006, the 2002 Plan was amended and assigned to VS Parent where it was adopted as the VS Parent, Inc. 2006 Stock Option Plan (the “2006 Plan”), converting all grants on a one-to-one basis for the right to receive a common share of VS Parent upon exercise. The stock options are generally exercisable at no less than the fair market value on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. The following table summarizes the activity for the Company’s stock option plan for the three Fiscal years in the period ended December 30, 2006:

	Total Outstanding
	Number of Options	Weighted Average Exercise Price
December 27, 2003	1,573,399	$17.50
Granted	438,176	$17.35
Canceled/forfeited	(356,010)	$17.50

December 25, 2004	1,655,565	$17.46
Granted	202,275	$19.37
Canceled/forfeited	(175,734)	$17.57

December 31, 2005	1,682,106	$17.68
Granted	585,302	$18.47
Canceled/forfeited	(662,477)	$17.70

December 30, 2006	1,604,931	$17.96

Vested or expected to vest at December 30, 2006	1,580,857	$17.96
Vested and exercisable at December 30, 2006	769,275	$17.56

At December 30, 2006, the weighted average remaining contractual terms for vested or expected to vest options was 7.51 years and for vested and exercisable was 6.17 years.

The following table summarizes information about options outstanding at December 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 30, 2006	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at December 30, 2006	Weighted Average Exercise Price
$10.00 to $20.00	1,069,955	7.51	$13.19	512,865	$12.60
$20.01 to $30.00	534,976	7.51	$27.50	256,410	$27.50

	1,604,931	7.51	$17.96	769,275	$17.56

Warrants—At December 31, 2005, Holdings had outstanding 567,163 warrants to purchase Holdings common stock at $0.01 per share. The warrants were issued in connection with the issuance of the Holdco Notes and Opco Notes, are immediately exercisable and expire on November 27, 2012. The fair value of the warrants was determined based on the aggregate fair market value and aggregate purchase price on the closing date. As of June 2006, those warrants were assigned to VS Parent in the reverse merger and are no longer recorded in the Company’s consolidated financial statements.

10. Lease Commitments

The Company has non-cancelable operating leases, which expire through 2019. The leases generally contain renewal options for periods ranging from 1 to 10 years and require the Company to pay costs such as real estate taxes and common area maintenance. Contingent rentals are paid based on a percentage of gross sales as defined by lease agreements. The following table provides the net rental expense for all operating leases (in thousands):

	Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Minimum rentals	$42,450	$37,245	$28,594
Contingent rentals	93	91	90

	42,543	37,336	28,684
Less: Sublease rentals	(120)	(44)	—

Net rental expense	$42,423	$37,292	$28,684

As of December 30, 2006, the Company’s lease commitments are as follows (in thousands):

Fiscal year	Total Operating Leases (1)
2007	44,224
2008	42,294
2009	40,256
2010	39,462
2011	36,105
Thereafter	105,799

$308,140

(1)	The operating leases included in the above table do not include contingent rent based upon sales volume, which represented less than 1% of our minimum lease obligations during fiscal 2006. In addition, the operating leases do not include common area maintenance costs or real estate taxes that are paid to the landlord during the year, which combined represented approximately 11.0% of our minimum lease obligations during fiscal 2006. Offsetting these operating lease expenses is sub-lease income of approximately $0.1 million per year, which we receive for one of our store locations.

11. Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe.    On February 25, 2005, a former store manager filed suit in the Superior Court of the State of California for the County of Orange, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to the misclassification of store managers as exempt employees under California law and violations with respect to providing meal and rest periods for store managers and assistant store managers. The Company opened its first store in California in December 2002, and the Company reclassified its California store managers as non-exempt employees in January 2004. Plaintiff seeks to bring this action on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers. In addition to the allegations made on behalf of the class, the plaintiff has also alleged violations of various provisions of the California Labor Code that would entitle plaintiff to collect fees under the California “bounty hunter” statute. The parties engaged in some preliminary pre-trial discovery, and the matter is currently stayed pending court approval of the settlement in the Perry case described below.

David Beauford, Jonathan Opris and Leonard Tyler, Jr. v. Vitamin Shoppe Industries Inc.    On July 13, 2005 plaintiff Beauford, a former store manager, and plaintiff Opris, a former assistant store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations, and violations with respect to meal and rest periods under California law on behalf of store managers and assistant store managers. Plaintiff Tyler, a former store manager and assistant store manager was later added to the case as a named plaintiff. Many of plaintiffs’ allegations are similar to the violations alleged in the Thompson and Perry matters described above, including alleged violations of various provisions of the California Labor Code that would entitle plaintiffs to collect fees under the California “bounty hunter” statute. Discovery in this case is currently stayed pending court approval of the settlement in the Perry case described below.

Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc.    On August 17, 2005, plaintiff Perry, a former assistant store manager, and plaintiff Vitrano, a current store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to misclassification of store managers and violations with respect to providing meal and rest periods for store managers and assistant store managers. Plaintiffs’ allegations are similar to the violations alleged in the Thompson and Beauford matters described above. Similarly, as in the Thompson and Beauford matters, plaintiffs seek to bring this action on behalf of themselves and other “similarly situated” current and former California store managers and assistant store managers. On December 20, 2005, the parties engaged in mediation that was facilitated by an experienced third party employment litigation mediator. After a full day session, the parties entered into a Memorandum of Understanding, which was followed by execution of a formal Settlement Agreement. There was $0.4 million of costs associated with the proposed settlement that was accrued in the last quarter of 2005. The settlement has received preliminary approval of the Marin County Superior Court, subject to notice to class members and final approval at a later hearing. Approval of the settlement is being opposed by the plaintiffs’ counsel in the other two actions.

The three matters summarized above, though separately filed, seek in primary part the same relief on behalf of the same class of employees. There was also a petition pending to consolidate the three actions which has been denied by the court. If the settlement in the Perry matter is granted final approval by the Court, such settlement will for the most part eliminate the claims in the other two, subject to the rights of individual claimants to elect to not become participants in the class settlement and pursue separate individual claims. As noted above, plaintiff’s counsel in the other two cases have been aggressive in opposing the Perry settlement. On July 7, 2006, such plaintiffs’ counsel filed a new lawsuit against the Company in Orange County, California on behalf of the same plaintiff whom they represent in the Perry case, as well as eight other individuals. The complaint seeks the same relief as is sought in Perry and the other two cases, but appears to do so on behalf of only those nine plaintiffs, as opposed to the larger class. A partial stay of this action is currently in place. The $0.4 million that was accrued and recorded as an expense in the fiscal 2005 consolidated financial statements was deposited in escrow in April of 2006 where it remains. The amount currently reported is the Company’s best estimate based on the information available, however, circumstances in the future may alter the outcome of the proposed settlement.

Red Yeast Rice Litigation.    By letter dated November 28, 2005, an individual named Lawrence Switzer alleged that certain products sold by our Company containing an ingredient known as red yeast rice violate the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws. Mr. Switzer filed suit in Los Angeles Superior Court on May 19, 2006 against our Company and 15 other manufacturers or retailers of similar products. The principal basis of the claim is that the products contain the chemical lovastatin, which is also the active ingredient in pharmaceutical products, the presence of which Mr. Switzer alleges causes the products to be drugs as opposed to dietary supplements under federal and, derivatively, California law. In addition to alleging violations of the CLRA and other state consumer protection laws, Mr. Switzer also alleges that the products are labeled and marketed in violation of the federal Food, Drug & Cosmetic Act. The case is not brought as a class action; instead, Mr. Switzer claims to be a representative of the public suing for injunctive relief that will benefit the public. He seeks restitution on behalf of all purchasers of the products as well as compensatory damages, punitive damages, and attorneys fees and costs of litigation. There is no claim of personal injury, although Mr. Switzer alleges he was injured by one unidentified product and lost money or property in purchasing each product. As a precaution, in early 2006 we temporarily ceased selling private label products containing red yeast rice until we reformulated and reintroduced the product in June 2006. We continue to sell third party products containing red yeast rice. As of December 30, 2006, the Company has not accrued any liabilities related to this litigation due to the uncertainty of the future outcome.

The Company is party to various lawsuits arising from time to time in the normal course of business. Except as described above, as of the end of fiscal 2006, the Company was not party to any material legal proceedings. Although the impact of the final resolution of these matters on the Company’s financial condition or results of operations in a particular subsequent reporting period is not known, management does not believe that the resolution of these lawsuits will have a material adverse effect on financial condition or liquidity of the Company.

12. Related Party Transactions

In connection with the Acquisition, the Company entered into a management agreement with Bear Stearns Merchant Manager II, LLC. This agreement provides for a quarterly fee of the greater of $187,500 or 0.25% of gross sales for the preceding fiscal quarter for advisory and consulting services. Amounts paid for the Fiscal years ended December 30, 2006, December 31, 2005 and December 25, 2004 were approximately $1,264,000, $1,086,000 and $969,000, respectively.

In connection with the Acquisition, the Company loaned $1.5 million to the Company’s CEO as part of a purchase of Holdings stock, of which the Company has recourse on $375,000. The note bears interest at 3.06%. In connection with the recapitalization on June 12, 2006, this $1.5 million note receivable from the Company’s CEO, along with a related accrued interest receivable of approximately $0.2 million, was assigned to VS Parent, Inc. where it is currently being held.

In 2004, the Company recorded a charge of $1.3 million related to the former Chief Executive Officer’s separation from the Company. This amount represents payment to be made over a twenty-four month period from date of separation pursuant to a pre-existing employment contract. During fiscal 2006, the Company paid the remaining balance and no longer has a liability to the former Chief Executive Officer.

The Company is one of several portfolio companies of Bear Stearns Merchant Banking Partners II, L.P. and its affiliated entities (collectively, “BSMB”). In 2004, BSMB initiated a process to identify areas where cost savings may be achieved by the companies it owns by coordinating the purchasing activities of such companies to take advantage of volume discounts that would otherwise not be available to the Company if it were acting on its own. In connection with this undertaking, BSMB entered into consulting arrangements with individuals and consulting firms. The consulting fees related to these services were charged to the participating portfolio companies based on their pro rata share of the overall cost savings achieved. Based on information received from BSMB in fiscal 2005, the Company’s share of the consulting fees was approximately $0.7 million and accordingly the Company recorded this as an expense and a corresponding liability at the end of fiscal 2005. The Company has paid this liability in its entirety during fiscal 2006.

In November 2005, the Company entered into a consulting agreement with Renaissance Brands LTD. (“Renaissance”), an advisory and consulting company serving a number of private equity and venture capital firms. Douglas B. Fox, a member of the Company’s board of directors, is the Chief Executive Officer and sole shareholder of Renaissance. Renaissance provided marketing, advertising and messaging advice to the Company and was paid $2,500 per day, for not more than three days per month, for such services. This arrangement was terminated in September 2006, and Renaissance Brands no longer performs any services for the Company. Amounts paid during fiscal 2006 were approximately $92,000 for fees and expenses.

On November 15, 2005, the Company issued $165.0 million of second priority senior secured floating rate notes due 2012. Bear, Stearns & Co. Inc. was an initial purchaser and a joint book-running manager in connection with the offering of the Notes and received approximately $4.5 million in underwriting discounts and commissions in connection with the offering.

13. Segment Data

The Company currently operates two business segments, retail and direct. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income for each segment. The below table represents key financial information for each of the Company’s business segments, retail and direct, as well as corporate costs. The retail segment includes the Company’s retail stores. The retail segment generates revenue primarily through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through retail stores throughout the United States. The direct segment generates revenue through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through the Company’s catalog and its website. A catalog is mailed each month to customers in the Company’s Frequent Buyer Program database, and the Company’s website at www.vitaminshoppe.com offers its customers online access to a full assortment of over 20,000 SKUs. Corporate costs represent the Company’s administrative expenses which include, but are not limited to: human resources, legal, finance, IT, and various other corporate level activity related expenses. There are no inter-segment sales transactions.

The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. The accounting policies of the segments are the same as those described in Note 4- Summary of Significant Accounting Policies. The Company has allocated $130.9 million and $45.0 million of its recorded goodwill to the retail and direct segments, respectively. The Company does not have identifiable assets separated by segment.

The following table contains key financial information of the Company’s business segments (in thousands except share and per share data):

	Year Ended
	December 30, 2006	December 31, 2005	December 25, 2004
Sales:
Retail	$407,506	$362,198	$302,701
Direct	78,520	74,265	84,656

Net sales	486,026	436,463	387,357

Income from operations:
Retail	59,860	49,385	42,385
Direct	14,923	17,256	20,798
Corporate costs	(45,282)	(48,734)	(47,807)

Income from operations	29,501	17,907	15,376

Extinguishment of debt and other	(366)	11,573	—
Interest income	(350)	(209)	(190)
Interest expense	22,161	19,595	16,538

Income (loss) before provision (benefit) for income taxes	8,056	(13,052)	(972)
Provision (benefit) for income taxes	3,242	(5,063)	(361)

Income (loss) before cumulative effect of accounting change	4,814	(7,989)	(611)
Cumulative effect of accounting change	—	2,280	—

Net income (loss)	$4,814	$(5,709)	$(611)

14. Fair Value of Financial Instruments

The disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts. The following table sets forth the carrying amounts and estimated fair values of the Company’s financial instruments at December 30, 2006 and December 31, 2005 (in thousands):

	December 30, 2006		December 31, 2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Second Priority Senior Secured Floating Rate Notes	$165,000	$173,250	$165,000	$165,000
Revolving Credit Facility	6,500	6,500	12,127	12,127
Interest rate swap agreement / collar agreement	617	617	435	435
Note receivable from Officer	—	—	1,500	1,527

Second Priority Senior Secured Floating Rate Note—The fair value of this security approximates its carrying value based upon its variable interest rate.

Revolving Credit Facility—The fair value of this revolving credit facility approximates its carrying value based upon the variable interest rates.

Interest Rate Swap Agreement / Collar Agreement—The fair values are the estimated amounts that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates.

Note receivable from Officer—The fair value is estimated based on the present value of future cash flows at the established rate on the Note on December 27, 2003. As of June 12, 2006, this note was no longer recorded on the Company’s consolidated financial statements (see Note 3).

15. Costs Associated with Severance

In accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company has recorded costs related to termination benefits for certain employees, during fiscal 2004, fiscal 2005 and fiscal 2006. During fiscal 2004, fiscal 2005 and fiscal 2006, a number of employee positions were eliminated throughout the Company due to a staff restructuring. Based on these eliminations, the Company incurred severance obligations which were partially payable in fiscal 2004, fiscal 2005 and fiscal 2006, with the remaining balance to be paid throughout fiscal 2007. The total amount recorded to selling, general and administrative expense was approximately $1.6 million in fiscal 2004, $0.1 million in fiscal 2005, and $0.9 in fiscal 2006. Below is a reconciliation of the activity for fiscal 2005 and fiscal 2006 (in thousands):

Severance Reserve
Balance at December 25, 2004	$1,317

Accrual made in fiscal 2005	111
Payments made in fiscal 2005	(967)

Balance at December 31, 2005	$461
Accrual made in fiscal 2006	910
Payments made in fiscal 2006	(1,219)

Balance at December 30, 2006	$152

16. Subsequent Events

On January 19, 2007, media reports noted that an organization called Consumerlab.com had tested various nutritional supplements and found the Company’s private label brand of Multivitamins Especially for Women (the “Product”) to contain less calcium than specified on the product label and to contain levels of lead that are above the Company’s acceptable parameters. As a precaution, the Company voluntarily and temporarily ceased selling the Product pending an internal investigation and offered a full refund for those have purchased the Product. On January 22, 2007, plaintiffs Angelique Odum and Sharilyn Castro, represented by different counsel, filed separate lawsuits against the Company in U.S. District Court for the Central District of California and for the Southern District of California, respectively. On March 7, 2007, plaintiffs Sara Pineda and Zara Jellicoe, both represented by other counsel, filed a third lawsuit in the U.S. District Court for the Northern District of California. The Odum and Castro suits allege violations of the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws. The Castro complaint also alleges various common law torts. The Pineda/Jellicoe suit alleges violations of California’s Unfair Competition and False Advertising Laws, but not the CLRA. The Odum, Castro and Pineda/Jellicoe plaintiffs all claim to represent a class of California consumers who purchased the Product and their complaints are premised on the factual allegations stated in the prior media reports. The Company was served with the Odum complaint on January 24, 2007, but the action has been stayed until April 23, 2007. The Company has not yet been served with the Castro or Pineda/Jellicoe complaints. On March 9, 2007, a fourth plaintiff , Elena Klyachman, filed a purported national class action complaint against the Company, and its affiliates VS Direct, Inc., VS Holdings, Inc., and VS Parent, Inc., along with the Company’s supplier of the Product, Nature’s Value, Inc., in the Superior Court of New Jersey for Bergen County. The Klyachman complaint is based on the same general allegations about the Product as the earlier complaints, but alleges violations of the New Jersey Consumer Fraud Act, common law, statutory and common law warranties, the Uniform Commercial Code and the federal Magnusson Moss Act on behalf of all persons in the United States who purchased the Product. The Company was served with the Klyachman Complaint on March 21, 2007. All plaintiffs seek restitution on behalf of purchasers of the Products as well as an injunction and attorneys fees and costs of litigation. The Castro complaint also seeks actual and punitive damages, and the Klyachman complaint seeks actual, treble, and punitive damages. There is no claim of personal injury in any of the actions. The Company is continuing its investigation so it may respond to Plaintiffs’ claims. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss.

On January 22, 2007 and February 12, 2007, respectively, two purported customers of the Company filed class action suits in the U.S. District Court for the Central District of California. The suits allege that the defendants violated a requirement in the Federal Fair Credit Reporting Act which prohibits merchants from providing consumers with a credit card receipt on which more than the last five digits of the card account number or the expiration date of the credit card are printed. Both complaints seek unspecified monetary damages and attorney’s fees and the Khorovsky Complaint also seeks injunctive relief. These cases currently are in the preliminary stages of litigation, and the Company intends to defend the lawsuits vigorously. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss.

17. Supplemental Guarantor Information

The payment obligations of VSI under the Senior Notes due 2012 are jointly and severally and fully and unconditionally guaranteed on a senior basis by: Holdings, the parent company; Direct, the only subsidiary; and all of the VSI’s future restricted domestic subsidiaries. The Notes and the guarantees will be VSI’s, Holdings’ and Direct’s second priority senior secured obligations. They rank equally with all of the Company’s existing and future senior indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of the Company’s existing first priority senior secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under the new credit facility.

The indenture governing the Notes restrict the ability of VSI and Direct to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge, or consolidate or transfer or sell assets.

The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of operations, and statements of cash flows for VS Holdings, Inc. and the Company’s guarantor subsidiary.

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 30, 2006

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$885	$587	$—	$1,472
Inventories	—	13,072	69,103	—	82,175
Prepaid expenses and other current assets		99	10,962		11,061
Intercompany receivable	—	135,685	145,581	(281,266)	—
Deferred income taxes	—	704	1,297	—	2,001

Total current assets	—	150,445	227,530	(281,266)	96,709
Property and equipment, net	—	13,115	48,816	—	61,931
Goodwill	—	—	175,896	—	175,896
Other intangibles, net	—	—	68,205	—	68,205
Other assets:
Deferred financing fees, net of accumulated amortization of $1,206	—	—	6,382	—	6,382
Other	—	—	895	—	895
Security deposits	—	20	1,582	—	1,602
Deferred income tax asset	401	630	12,869	(13,900)	—

Total other assets	401	650	21,728	(13,900)	8,879
Investment in Subsidiary	170,674	—	30,795	(201,469)	—

Total assets	$171,075	$164,210	$572,970	$(496,635)	$411,620

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$—	$—	$6,500	$—	$6,500
Intercompany payable	17,536	127,986	135,744	(281,266)	—
Accounts payable	—	18	26,654	—	26,672
Deferred sales	—	1,605	9,870	—	11,475
Accrued salaries and related expenses	—	9	4,321	—	4,330
Accrued interest	—	—	2,624	—	2,624
Other accrued expenses	33	707	6,082	—	6,822

Total current liabilities	17,569	130,325	191,795	(281,266)	58,423
Long-term debt	—	—	165,000	—	165,000
Deferred income taxes	—	1,390	32,754	(13,900)	20,244
Deferred rent	—	1,700	12,747	—	14,447
Commitments and contingencies
Stockholders’ equity:
Additional paid-in capital	155,642	20,165	166,791	(186,956)	155,642
Other comprehensive income	478	—	478	(478)	478
(Accumulated deficit) retained earnings	(2,614)	10,630	3,405	(14,035)	(2,614)

Total stockholders’ equity	153,506	30,795	170,674	(201,469)	153,506

Total liabilities and stockholders’ equity	$171,075	$164,210	$572,970	$(496,635)	$411,620

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2005

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$4,784	$—	$4,784
Inventories	—	12,906	61,226	—	74,132
Prepaid expenses and other current assets	137	27	11,439		11,603
Intercompany receivable	—	56,394	73,555	(129,949)	—
Deferred income taxes	—	396	2,806	—	3,202

Total current assets	137	69,723	153,810	(129,949)	93,721
Property and equipment, net	—	13,159	49,461	—	62,620
Goodwill	—	—	175,896	—	175,896
Other intangibles, net	—	—	68,100	—	68,100
Other assets:
Deferred financing fees, net of accumulated amortization of $123	—	—	6,605	—	6,605
Other	—	—	165	—	165
Security deposits	—	30	1,464	—	1,494
Deferred income tax asset	394	497	—	(891)	—

Total other assets	394	527	8,234	(891)	8,264
Investment in Subsidiary	165,038	—	23,899	(188,937)	—

Total assets	$165,569	$83,409	$479,400	$(319,777)	$408,601

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$—	$—	$12,127	$—	$12,127
Intercompany payable	17,671	55,272	57,006	(129,949)	—
Accounts payable	—	128	27,688	—	27,816
Deferred sales	—	1,289	9,757	—	11,046
Accrued salaries and related expenses	—	351	2,595	—	2,946
Accrued interest	—	—	2,980	—	2,980
Other accrued expenses	43	730	7,765	—	8,538

Total current liabilities	17,714	57,770	119,918	(129,949)	65,453
Long-term debt	—	—	165,000	—	165,000
Deferred income taxes	—	—	19,487	(891)	18,596
Deferred rent	—	1,740	9,957	—	11,697
Commitments and contingencies
Stockholders’ equity:
Preferred stock $0.01 par value; authorized 500,000 shares; Series A shares issued and outstanding 79,860 (aggregate liquidation preference $101,980)	1	—	—	—	1
Common stock, $0.01 par value, authorized 11,000,000 shares, 7,617,000 shares issued and outstanding	76	—	—	—	76
Additional paid-in capital	151,040	20,165	166,791	(186,956)	151,040
Warrants	5,666	—	—	—	5,666
Note receivable due from officer	(1,500)	—	—	—	(1,500)
(Accumulated deficit) retained earnings	(7,428)	3,734	(1,753)	(1,981)	(7,428)

Total stockholders’ equity	147,855	23,899	165,038	(188,937)	147,855

Total liabilities and stockholders’ equity	$165,569	$83,409	$479,400	$(319,777)	$408,601

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 30, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$82,822	$403,204	$—	$486,026
Commissions	—	24,729	5,072	(29,801)	—
Cost of goods sold	—	60,197	269,588	(3,262)	326,523

Gross profit	—	47,354	138,688	(26,539)	159,503
Selling, general and administrative expenses	561	34,766	119,858	(26,539)	128,646
Related party expenses	—	—	1,356		1,356

(Loss) income from operations	(561)	12,588	17,474	—	29,501
Extinguishment of debt and other	—	—	(366)	—	(366)
Interest income	(27)	(12)	(311)	—	(350)
Interest expense	—	—	22,161	—	22,161

(Loss) income before (benefit) provision for income taxes	(534)	12,600	(4,010)	—	8,056
(Benefit) provision from income taxes	(190)	5,704	(2,272)	—	3,242

(Loss) income before equity in net earnings of subsidiary	(344)	6,896	(1,738)	—	4,814
Equity in net earnings of subsidiary	5,158	—	6,896	(12,054)	—

Net income (loss)	$4,814	$6,896	$5,158	$(12,054)	$4,814

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$67,064	$369,399	$—	$436,463
Commissions	—	23,555	5,106	(28,661)	—
Cost of goods sold	—	51,033	242,671	(3,461)	290,243

Gross profit	—	39,586	131,834	(25,200)	146,220
Selling, general and administrative expenses	63	33,825	117,826	(25,200)	126,514
Related party expenses	—	—	1,799		1,799

(Loss) income from operations	(63)	5,761	12,209	—	17,907
Extinguishment of debt and other	—	—	11,573	—	11,573
Interest income	(40)	(17)	(152)	—	(209)
Interest expense	2,833	—	16,762	—	19,595

(Loss) income before (benefit) provision for income taxes	(2,856)	5,778	(15,974)	—	(13,052)
(Benefit) provision from income taxes	(964)	2,045	(6,144)	—	(5,063)

(Loss) income before equity in net earnings of subsidiary	(1,892)	3,733	(9,830)	—	(7,989)
Equity in net earnings of subsidiary	(3,817)	—	3,733	84	—

(Loss) income before cumulative effect of accounting change	(5,709)	3,733	(6,097)	84	(7,989)
Cumulative effect of accounting change	—	—	2,280	—	2,280

Net (loss) income	$(5,709)	$3,733	$(3,817)	$84	$(5,709)

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 25, 2004

(In thousands)

	VS Holdings, Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$387,357	$—	$387,357
Cost of goods sold	—	258,223	—	258,223

Gross profit	—	129,134	—	129,134
Selling, general and administrative expenses	81	112,708	—	112,789
Related party expenses	—	969	—	969

(Loss) income from operations	(81)	15,457	—	15,376
Interest income	(97)	(93)	—	(190)
Interest expense	2,786	13,752	—	16,538

(Loss) income before (benefit) provision for income taxes	(2,770)	1,798	—	(972)
(Benefit) provision from income taxes	(970)	609	—	(361)

(Loss) income before equity in net earnings of subsidiary	(1,800)	1,189	—	(611)
Equity in net earnings of subsidiary	1,189	—	(1,189)	—

Net (loss) income	$(611)	$1,189	$(1,189)	$(611)

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 30, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flow from operating activities:
Net income (loss)	$4,814	$6,896	$5,158	$(12,054)	$4,814
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	2,120	12,691	—	14,811
Loss on disposal of fixed assets	—	—	8	—	8
Deferred income taxes	(7)	949	1,698	—	2,640
Deferred rent	—	(40)	2,094	—	2,054
Equity compensation expense	524	—	—	—	524
Equity in earnings of subsidiary	(5,158)	—	(6,896)	12,054	—
Changes in operating assets and liabilities:
Inventories	—	(166)	(7,877)	—	(8,043)
Prepaid expenses and other current assets	(29)	(72)	1,175	—	1,074
Intercompany	(135)	(6,577)	6,712	—	—
Other non-current assets	—	10	(231)	—	(221)
Accounts payable	—	(110)	(1,034)	—	(1,144)
Accrued expenses and other current liabilities	(9)	(49)	296	—	238

Net cash provided by operating activities	—	2,961	13,794	—	16,755

Cash flow from investing activities:
Capital expenditures	—	(2,076)	(11,399)	—	(13,475)
Trademarks	—	—	(105)	—	(105)

Net cash used in investing activities	—	(2,076)	(11,504)	—	(13,580)

Cash flow from financing activities:
Repayment of borrowings under revolving credit agreement	—	—	(5,627)	—	(5,627)
Deferred financing fees	—	—	(860)	—	(860)

Net cash used in financing activities	—	—	(6,487)	—	(6,487)

Net increase (decrease) in cash and cash equivalents	—	885	(4,197)	—	(3,312)
Cash and cash equivalents beginning of year	—	—	4,784	—	4,784

Cash and cash equivalents end of year	$—	$885	$587	$—	$1,472

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005

(In thousands)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flow from operating activities:
Net (loss) income	$(5,709)	$3,733	$(3,817)	$84	$(5,709)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	63	5,486	16,298	—	21,847
Loss on extinguishment of debt	352	—	10,785	—	11,137
Cumulative effect of accounting change, net of tax (see Note 4)	—	—	(2,280)	—	(2,280)
Deferred income taxes	396	(893)	(4,671)	—	(5,168)
Deferred rent	—	5	3,124	—	3,129
Equity in earnings of subsidiary	3,817	—	(3,733)	(84)
Changes in operating assets and liabilities:
Inventories	—	(2,995)	(5,282)	—	(8,277)
Prepaid expenses and other current assets	(40)	38	(2,449)	—	(2,451)
Intercompany	(1,364)	(1,122)	2,486	—	—
Accounts payable	—	130	6,167	—	6,297
Accrued expenses and other current liabilities	2,485	1,434	(2,447)	—	1,472

Net cash provided by operating activities	—	5,816	14,181	—	19,997

Cash flow from investing activities:
Capital expenditures	—	(5,816)	(13,205)	—	(19,021)

Net cash used in investing activities	—	(5,816)	(13,205)	—	(19,021)

Cash flow from financing activities:
Borrowings under revolving credit agreement	—	—	21,127	—	21,127
Repayment of borrowings under revolving credit agreement	—	—	(9,000)	—	(9,000)
Repayment of long-term debt	—	—	(169,476)	—	(169,476)
Proceeds from issuance of long-term debt	—	—	165,000	—	165,000
Deferred financing fees	—	—	(6,728)	—	(6,728)

Net cash provided by financing activities	—	—	923	—	923

Net increase in cash and cash equivalents	—	—	1,899	—	1,899
Cash and cash equivalents beginning of year	—	—	2,885	—	2,885

Cash and cash equivalents end of year	$—	$—	$4,784	$—	$4,784

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 25, 2004

(In thousands)

	VS Holdings, Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flow from operating activities:
Net (loss) income	$(611)	$1,189	$(1,189)	$(611)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	43	21,929	—	21,972
Loss on disposal of fixed assets	—	48	—	48
Deferred income taxes	(970)	373	—	(597)
Deferred rent	—	3,443	—	3,443
Equity in earnings of subsidiary	(1,189)	—	1,189	—
Changes in operating assets and liabilities:
Inventories	—	(7,019)	—	(7,019)
Prepaid expenses and other current assets	(97)	(835)	—	(932)
Other non-current assets	—	13	—	13
Accounts payable	—	822	—	822
Accrued expenses and other current liabilities	2,824	3,129	—	5,953

Net cash provided by operating activities	—	23,092	—	23,092

Cash flow from investing activities:
Capital expenditures	—	(19,174)	—	(19,174)

Net cash used in investing activities	—	(19,174)	—	(19,174)

Cash flow from financing activities:
Borrowings under revolving credit agreement	—	4,000	—	4,000
Repayment of borrowings under revolving credit agreement	—	(4,000)	—	(4,000)
Repayment of long-term debt	—	(1,000)	—	(1,000)
Deferred financing fees	—	(800)	—	(800)
Net decrease in capital leases	—	(178)	—	(178)

Net cash used in financing activities	—	(1,978)	—	(1,978)

Net increase in cash and cash equivalents	—	1,940	—	1,940
Cash and cash equivalents beginning of year	—	945	—	945

Cash and cash equivalents end of year	$—	$2,885	$—	$2,885

18. Selected Quarterly Financial Information (unaudited)

The following tables summarize the 2006 and 2005 quarterly results, the comparability of the fourth quarter of 2006 to 2005 being impacted by the additional week of operations in fiscal 2005 (in thousands, except per share data):

	Quarter Ended
	March	June	September	December
Year Ended December 30, 2006
Total revenues	$127,300	$118,414	$119,684	$120,628
Cost of goods sold	84,611	78,948	81,934	81,030
Income from operations	8,905	6,450	5,991	8,155
Net income	2,616	617	242	1,339

Accumulated preferred stock dividends	2,041	2,082	—	—
Net income (loss) applicable to common stockholders	575	(1,465)	242	1,339
Net income (loss) per share
Basic	$5,751	$(14,648)	$2,420	$13,390
Diluted	$5,325	$(14,648)	$2,396	$13,257

Year Ended December 31, 2005
Total revenues	$110,734	$104,451	$104,490	$116,788
Cost of goods sold	71,031	70,337	71,730	77,145
Income from operations	6,742	3,648	1,395	6,122
Net income (loss)	3,622	(511)	(2,054)	(6,766)

Accumulated preferred stock dividends	1,886	1,923	1,962	2,000
Net income (loss) applicable to common stockholders	1,736	(2,434)	(4,016)	(8,766)
Net income (loss) per share
Basic	$17,365	$(24,342)	$(40,157)	$(87,669)
Diluted	$16,079	$(24,342)	$(40,157)	$(87,669)

For the fourth quarter of fiscal 2005, we recognized a charge for $11.1 million for early extinguishment of debt.

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	March 31, 2007	December 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$1,567	$1,472
Inventories	84,246	82,175
Prepaid expenses and other current assets	11,186	11,061
Deferred income taxes	1,687	2,001

Total current assets	98,686	96,709
Property and equipment, net	61,167	61,931
Goodwill	177,248	175,896
Other intangibles, net	68,205	68,205
Other assets:
Deferred financing fees, net of accumulated amortization of $1,496 and $1,206 in 2007 and 2006, respectively	6,092	6,382
Other	439	895
Security deposits	1,547	1,602

Total other assets	8,078	8,879

Total assets	$413,384	$411,620

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$8,500	$6,500
Accounts payable	26,625	26,672
Deferred sales	3,732	11,475
Accrued salaries and related expenses	2,654	4,330
Accrued interest	2,567	2,624
Other accrued expenses	9,032	6,822

Total current liabilities	53,110	58,423
Long-term debt	165,000	165,000
Deferred income taxes	20,699	20,244
Other long-term liabilities (see Note 12)	3,066	—
Deferred rent	15,139	14,447
Stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding at March 31, 2007 and December 30, 2006	—	—
Additional paid-in capital	155,816	155,642
Accumulated other comprehensive income	164	478
Retained earnings (accumulated deficit)	390	(2,614)

Total stockholders’ equity	156,370	153,506

Total liabilities and stockholders’ equity	$413,384	$411,620

See accompanying notes to condensed consolidated financial statements (unaudited).

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for shares and per share data)

(Unaudited)

	Three Months Ended
	March 31, 2007	April 1, 2006
Net sales	$137,544	$127,300
Cost of goods sold	90,570	84,611

Gross profit	46,974	42,689
Selling, general and administrative expenses	35,908	33,444
Related party expenses (see Note 10)	313	340

Income from operations	10,753	8,905
Other	—	(366)
Interest income	(55)	(137)
Interest expense	5,505	5,512

Income before provision for income taxes	5,303	3,896
Provision for income taxes	2,058	1,280

Net income	3,245	2,616

Accumulated preferred stock dividends	—	2,041

Net income applicable to common stockholders	$3,245	$575

Weighted average common shares outstanding
Basic	100	100
Diluted	100	108
Net income per share
Basic	$32,450	$5,751
Diluted	$32,450	$5,325

Accumulated preferred stock dividends—pro forma	$2,209	$2,041
Net income applicable to common stockholders—pro forma	$1,036	$575
Pro forma weighted average common shares outstanding
Basic	100	100
Diluted	109	108
Pro forma net income per share
Basic	$10,360	$5,751
Diluted	$9,505	$5,325

See accompanying notes to condensed consolidated financial statements (unaudited).

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended
	March 31, 2007	April 1, 2006
Cash flows from operating activities:
Net income	$3,245	$2,616
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of fixed assets	78	—
Depreciation and amortization	3,871	3,585
Deferred income taxes	2,170	1,352
Deferred rent	489	758
Equity compensation expense	174	16
Changes in operating assets and liabilities:
Inventories	(2,071)	(4,055)
Prepaid expenses and other current assets	78	(2,653)
Other non-current assets	28	49
Accounts payable	(47)	3,079
Accrued expenses and other current liabilities	(7,321)	(3,250)

Net cash provided by operating activities	694	1,497

Cash flows from investing activities:
Capital expenditures	(2,599)	(3,033)

Net cash used in investing activities	(2,599)	(3,033)

Cash flows from financing activities:
Borrowings under revolving credit agreement	2,000	—
Repayments of borrowing under revolving credit agreement	—	(627)
Deferred financing fees	—	(38)

Net cash provided (used in) by financing activities	2,000	(665)

Net increase (decrease) in cash and cash equivalents	95	(2,201)
Cash and cash equivalents beginning of period	1,472	4,784

Cash and cash equivalents end of period	$1,567	$2,583

Supplemental disclosures of cash flow information:
Interest paid	$5,445	$5,076
Income taxes paid	$134	$249
Supplemental disclosures of non-cash investing activities:
Accrued purchases of property and equipment	$296	$953

See accompanying notes to condensed consolidated financial statements (unaudited).

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(unaudited)

	Common Stock		Additional Paid- In-Capital	(Accumulated Defecit) Retained Earnings	Other Comprehensive Income	Total
	Shares	Amounts
Balance at December 30, 2006	100	$—	$155,642	$(2,614)	$478	$153,506

Net income	—	—	—	3,245	—	3,245
Interest Rate Swap, net of taxes of $ 170	—	—	—	—	(314)	(314)

Total Comprehensive Income						2,931
Adoption of FIN 48 (see Note 12)	—	—	—	(241)	—	(241)
Equity Compensation Expense	—	—	174	—	—	174

Balance at March 31, 2007	100	$—	$155,816	$390	$164	$156,370

See accompanying notes to condensed consolidated financial statements (unaudited).

VS HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of Presentation

VS Holdings (“Holdings”), a Delaware corporation, and through its wholly-owned subsidiary, Vitamin Shoppe Industries Inc. (“Subsidiary” or “VSI”), a New York corporation, and VSI’s wholly-owned subsidiary, VS Direct Inc. (“Direct,” and, together with Holdings and VSI, the “Company”), is a leading specialty retailer and direct marketer of nutritional products. The Company sells both national brands and “The Vitamin Shoppe” and “BodyTech” brands of vitamins, minerals, nutritional supplements, herbs, sports nutrition formulas, homeopathic remedies and other health and beauty aids through Company-owned retail stores, mail order catalogs and the Internet to customers located primarily in the United States. The Company operates from its headquarters in North Bergen, New Jersey.

The condensed consolidated financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and April 1, 2006 include the accounts of Holdings, VSI and VSI’s wholly owned subsidiary Direct. All significant intercompany transactions have been eliminated. The condensed consolidated financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and April 1, 2006 are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

The Company’s fiscal year ends on the last Saturday in December. As used herein, the term “Fiscal Year” or “Fiscal” refers to the 52-week period, ending the last Saturday in December. Fiscal 2007 is a 52-week period ending December 29, 2007 and fiscal 2006 was a 52-week period ended December 30, 2006. The results for the three months ended March 31, 2007, and April 1, 2006, are each based on a 13-week period.

2. Reorganization and Recapitalization

On June 12, 2006, VS Mergersub, Inc., then a wholly-owned subsidiary of VS Parent, Inc. (“Parent”), then a wholly-owned subsidiary of Holdings, merged with and into Holdings, with Holdings being the surviving corporation. By operation of the merger, Holdings became a direct wholly-owned subsidiary of Parent. In connection therewith, each share (or fractional share) of Series A Preferred Stock of Holdings was converted into a right to receive a share (or fractional share) of Series A preferred stock, par value $0.01 per share of Parent, and each share (or fractional share) of common stock of Holdings was converted into a share (or fractional share) of common stock, par value $0.01 per share of Parent, and all equity grants (1,533,519 stock options and 567,163 warrants) of Holdings were converted on a one-to-one basis into grants permitting the right to receive a share of Parent’s common stock upon exercise. Subsequent to the reverse merger, Holdings was authorized to issue 1,000 shares of Common Stock, whereby 100 shares were issued to Parent. In addition, a dividend of $1.7 million, recorded within additional paid-in-capital, was made from Holdings to Parent for a note receivable of $1.5 million, which was accounted for as a separate component of stockholders’ equity, and related accrued interest receivable of $0.2 million.

3. Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Policy—The Company entered into an interest rate swap during December 2005 on a portion of its $165 million Second Priority Senior Secured Floating Rate Notes due 2012 (the “Notes”) offering for $165 million, which did originally not qualify for hedge accounting under SFAS No. 133. As a result, the fair market value of the interest rate swap was marked to market in the first quarter of fiscal 2006 with a corresponding adjustment to other expense. The interest rate swap has a maturity date of November 2010. As of March 31, 2007, the interest rate swap qualified for hedge accounting. The fair market value of $0.1 million as of March 31, 2007, is recorded in other assets on the condensed consolidated balance sheet. Of the decrease in market value of $0.5 million in the first quarter of fiscal 2007, $0.3 million is recorded in other comprehensive income, $0.2 million is recorded in the deferred tax liability.

Advertising Costs—Costs associated with the production and distribution of the Company’s monthly and quarterly catalogues are expensed as incurred. The costs of advertising for online marketing arrangements, magazines, television and radio are expensed the first time advertising takes place. Advertising expense was $4.7 million and $5.3 million for the three months ended March 31, 2007 and April 1, 2006, respectively.

Net Income Per Share

In accordance with SFAS No. 128 “Earnings Per Share” the Company’s basic net income per share excludes the dilutive effect of stock options. It is based upon the weighted average number of common shares outstanding during the period divided into net income after deducting accumulated dividends on the Company’s Series A Preferred Stock (“Preferred Stock”), prior to the assignment of such Preferred Stock to Parent.

Diluted net income per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options and warrants are included as potential dilutive securities prior to the assignment of such stock options and warrants to Parent.

For the purposes of basic and diluted net income per share, as a result of the reverse merger on June 12, 2006, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented based on the Exchange Ratio in the reverse merger.

The computation of basic net income per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted net income per share assumes the foregoing and the exercise of stock options and warrants using the treasury stock method to the extent dilutive.

Unaudited pro forma net income per share for the three months ended March 31, 2007 reflects net income per share as if the stock options, warrants and Preferred Stock that were assigned to VS Parent in June 2006 were outstanding at the Company from the date of the reverse merger through the three months ended March 31, 2007.

The components of the calculation of basic net income per share and diluted net income per share are as follows (in thousands except share and per share data):

	Three months ended
	March 31, 2007	April 1, 2006
Numerator:
Net income applicable to common stockholders	$3,245	$575

Denominator:
Basic weighted average common shares outstanding	100	100
Effect of dilutive securities:

Options	—	1
Warrants	—	7

Diluted weighted average common shares outstanding	100	108

Basic net income per common share	$32,450	$5,751

Diluted net income per common share	$32,450	$5,325

For the three months ended March 31, 2007, the above table excludes stock options for 119,086 shares and warrants for 567,163 shares (before giving effect to the Exchange Ratio). Such stock options and warrants are included in the calculation of pro forma diluted net income per share, along with accumulated preferred stock dividends, on the condensed consolidated statement of operations. For the three months ended April 1, 2006, outstanding options to purchase 604,905 shares (before giving effect to the Exchange Ratio) were not included in the foregoing calculations because they were antidilutive.

Recent Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines and establishes a framework for measuring fair value, and expands fair value disclosures. It does not require any new fair value measurements. The intent of this statement is to increase consistency of definitions and comparability of methods of fair value measurements, as well as to enhance fair value disclosure. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption to have a material impact on its financial condition, results of operations or cash flows.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation clarifies the evaluation methods and accounting treatment for tax positions to be taken or expected to be taken in the future. It will require that the Company determine certain tax positions to be sustainable under an examination, and the measurement of the impact for positions deemed to be non-sustainable. The Company has adopted FIN 48 in the first quarter of fiscal 2007. Please refer to Note 12 for a detailed discussion.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure and report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and mitigate the volatility in reported earnings caused by measuring related assets and liabilities differently. The Company is currently evaluating the requirements of SFAS No. 159 and has not yet determined the impact, if any, the adoption will have on its financial condition, results of operations or cash flows.

4. Goodwill and Intangible Assets

On October 8, 2002, a definitive merger agreement was entered into whereby Vitamin Shoppe Industries Inc. agreed to be sold to Holdings, a newly formed holding company (the “Acquisition”). The Acquisition was accounted for as a purchase under the provisions of SFAS No. 141, Business Combinations. Acquired intangibles and goodwill are accounted for under SFAS No. 142, Goodwill and Other Intangible Assets. As a result of the Acquisition in 2002, the Company acquired $88.0 million of intangible assets and $177.2 million of goodwill.

The following table discloses the carrying value of all intangible assets (in thousands):

	March 31, 2007			December 30, 2006
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets:
Customer list	$19,900	$19,900	$—	$19,900	$19,900	$—
Tradenames	68,205	—	68,205	68,205	—	68,205
Goodwill	177,248	—	177,248	175,896	—	175,896

	$265,353	$19,900	$245,453	$264,001	$19,900	$244,101

There was no intangible amortization expense for the three months ended March 31, 2007 and April 1, 2006, respectively. The amortization period for the customer list was three years, and was fully amortized at December 31, 2005. Tradenames are not amortized, as they were determined to be intangible assets with indefinite lives, but will be tested for impairment in the last quarter of 2007 or whenever impairment indicators exist, along with the Company’s goodwill. For an explanation of the change in goodwill during the quarter ended March 31, 2007, please see Note 12 to the condensed consolidated financial statements.

5. Property and Equipment

Property and equipment consist of the following (in thousands):

	March 31, 2007	December 30, 2006
Furniture, fixtures and equipment	$63,329	$61,869
Leasehold improvements	62,915	61,644
Website development costs	9,618	9,618
Transportation equipment	21	21
Construction in progress	2,637	2,569

	138,520	135,721
Less: accumulated depreciation and amortization	(77,353)	(73,790)

	$61,167	$61,931

Depreciation and amortization expense on property and equipment for the three months ended March 31, 2007 was $3.6 million and for the three months ended April 1, 2006 was $3.3 million.

6. Credit Arrangements

Debt consists of the following (in thousands):

	March 31, 2007	December 30, 2006
Revolving Credit Facility	$8,500	$6,500

Second Priority Senior Secured Floating Rate Notes (the “Notes”)	$165,000	$165,000

2005 Second Priority Senior Secured Floating Rate Notes

On November 7, 2005, VSI completed its Notes offering for $165 million. The initial purchasers received delivery of the Notes on November 15, 2005.

Interest on the Notes is set at a per annum rate equal to a three month LIBOR plus 7.5%, which is reset quarterly on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2006. The combined weighted average interest rate before the impact of our hedging activities from December 31, 2006 through March 31, 2007 was 12.87%. The Notes will mature on November 15, 2012. Interest on overdue principal and interest and liquidated damages, if any, will accrue at a rate that is 1% higher than the applicable interest rate on the Notes. If VSI cannot make payments on the Notes when they are due, Holdings and VSI’s only subsidiary, Direct (collectively, the “Guarantors”), have guaranteed the Notes and must make payments instead. The Notes and the guarantees are secured by a second priority security interest in substantially all of VSI’s and the Guarantors’ assets that secure VSI’s new first priority senior secured credit facility. The Notes and the guarantees are VSI’s, and the Guarantors’, second priority senior secured obligations, and rank equally in right of payment with all of VSI’s and the Guarantors’ existing and future senior indebtedness and senior to all of VSI’s and the Guarantors’ existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinated to all of VSI’s and the Guarantors’ first priority senior secured indebtedness, including VSI’s new first priority senior secured credit facility, to the extent of the collateral securing such indebtedness. If VSI sells certain assets, issues equity or experiences specific kinds of changes in control, VSI must offer to repurchase the Notes. VSI may, at its option, redeem some or all of the Notes at any time on or after November 15, 2007. Prior to November 15, 2007, VSI may, at its option, redeem up to 35% of the Notes with the proceeds of certain sales of its equity or of Holdings. VSI used the proceeds from the sale of the Notes to repay all of its and Holdings’ existing indebtedness and to pay related fees and expenses.

Revolving Credit Facility

On November 15, 2005, VSI entered into a new $50.0 million senior secured revolving credit facility (the “Revolving Credit Facility”), and VSI has the option to increase or decrease the Revolving Credit Facility size by $25.0 million, subject to certain conditions. The availability under the Revolving Credit Facility is subject to a borrowing base calculated on the basis of certain eligible accounts receivable from credit card companies and the inventory of VSI and its only subsidiary, Direct. The obligations thereunder are secured by a security interest in substantially all of the assets of Holdings, VSI and Direct. The Revolving Credit Facility provides for affirmative and negative covenants affecting Holdings, VSI and Direct. The Revolving Credit Facility restricts, among other things, the Company’s ability to incur indebtedness, create or permit liens on the Company’s assets, declare or pay cash dividends and certain other restricted payments, consolidate, merge or recapitalize, acquire or sell assets, make certain investments, loans or other advances, enter into transactions with affiliates, change its line of business, and restricts the types of hedging activities the Company can enter into. The Revolving Credit Facility has a maturity date of November 15, 2010. The unused available line of credit at March 31, 2007 was $36.2 million and the amount of borrowings outstanding at March 31, 2007 was $8.5 million. The largest amount borrowed at any given point during 2007 was $8.5 million. The Revolving Credit Facility includes a $10 million sub-facility for the issuance of letters of credit, of which there were $0.3 million issued and outstanding as of March 31, 2007.

The borrowings under the Revolving Credit Facility accrue interest, at the Company’s option at the rate per annum announced from time to time by the agent as its “prime rate”, or at a per annum rate equal to between 1.25% and 1.75% (depending on excess availability) above the adjusted Eurodollar rate. The combined weighted average interest rate from December 31, 2006 through March 31, 2007 was 6.62%.

Interest expense for the three months ended March 31, 2007 and April 1, 2006 consists of the following (in thousands):

	Three Months Ended
	March 31, 2007	April 1, 2006
Interest on the Notes	$5,077	$5,021
Amortization of deferred financing fees	290	256
Interest on the revolving credit line and other	138	235

	$5,505	$5,512

7. Stock-Based Compensation

Stock Option Plan—In connection with the Acquisition, the Company adopted the VS Holdings, Inc. 2002 Stock Option Plan (the “2002 Plan”) for certain directors, officers, consultants and employees of the Company. The Company authorized the issuance of up to 2,046,041 shares of common stock. As of June 2006, the 2002 Plan was amended and assigned to VS Parent where it was adopted as the VS Parent, Inc. 2006 Stock Option Plan (the “2006 Plan”), converting all grants on a one-to-one basis for the right to receive a common share of VS Parent upon exercise. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, options awarded shall become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded. The stock options have a maximum term of 10 years. The following table summarizes the Company’s stock option program as of March 31, 2007 and changes during the three month period then ended:

	Total Outstanding
	Number of Options	Weighted Average Exercise Price
December 30, 2006	1,604,931	$17.96
Granted	7,200	$24.30
Forfeited	(43,950)	$18.40

March 31, 2007	1,568,181	$17.98

Vested or expected to vest at March 31, 2007	1,544,658	$17.98
Vested and exercisable at March 31, 2007	807,375	$17.58

The following table summarizes information about options outstanding at March 31, 2007:

Range of Exercise Prices	Options Outstanding			Options Exercisable
	Number Outstanding at March 31, 2007	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at March 31, 2007	Weighted Average Exercise Price
$10.00 to $ 20.00	1,043,455	7.22	$13.19	538,271	$12.62
$20.01 to $ 30.00	524,726	7.24	$27.50	269,104	$27.50

	1,568,181	7.23	$17.98	807,375	$17.58

Prior to January 1, 2006, the Company applied the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations in accounting for stock options and share units granted under these programs. Under the intrinsic value method, no compensation expense needed to be recognized if the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of the grant. Accordingly, the Company did not recognize any compensation cost in the consolidated statements of operations prior to January 1, 2006 for stock options granted to employees.

Effective January 1, 2006, the Company adopted SFAS No. 123(R) (“SFAS 123(R)”). This statement replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB No. 25. SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. The Company adopted the prospective method of applying SFAS 123(R). Under the prospective method, those nonpublic companies that used the minimum value method of measuring equity share options and similar instruments for either recognition or pro-forma disclosure purposes will apply SFAS 123(R) prospectively to new awards and awards modified, repurchased or cancelled after the required effective date. The Company continues to account for any portion of award outstanding at the date of initial application using the accounting principles originally applied to those awards which were the provisions of APB No. 25 and its related interpretive guidance. Compensation expense attributable to stock-based compensation for the three months ended March 31, 2007 and April 1, 2006, was approximately $174,000 and $16,000, respectively. As of March 31, 2007, the remaining unrecognized stock-based compensation expense for non-vested stock options issued after the effective date of SFAS 123(R) to be expensed in future periods is $2.8 million, and the related weighted-average period over which it is expected to be recognized is 3.75 years. There were 807,375 and 760,806 vested and non-vested options, respectively, at March 31, 2007. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates. For periods prior to January 1, 2006, we accounted for forfeitures as they occurred in the Company’s pro forma information required by SFAS 123. Currently, the Company estimates forfeitures based on its historical forfeiture rate since the plan inception in fiscal 2002. The estimated future forfeitures as of March 31, 2007 are approximately $40,000.

Prior to the Company’s adoption of SFAS No. 123(R), SFAS No. 123 required that the Company provide pro forma information regarding net earnings and net earnings per common share as if compensation cost for the Company’s stock-based awards had been determined in accordance with the fair value method now prescribed. The Company had previously adopted the disclosure portion of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” requiring quarterly SFAS No. 123 pro forma disclosure. The pro forma charge for compensation cost related to stock-based awards granted was recognized over the service period. For stock options, the service period represented the period of time between the date of grant and the date each option becomes exercisable without consideration of acceleration provisions (e.g., retirement, change of control, etc.). The following table illustrates the effect on net income as if the fair value method had been applied to all outstanding awards for the three months ended March 31, 2007 and April 1, 2006 that were granted prior to January 1, 2006 (in thousands except per share data):

	Three Months Ended
	March 31, 2007	April 1, 2006
Net income as reported	$3,245	$2,616
Add: Total stock based employee compensation included in net income as reported, net of tax	115	10
Deduct: Total stock based employee compensation determined under fair value based method, net of tax	(130)	(83)

Pro forma net income	3,230	2,543
Accumulated preferred stock dividends	—	2,041

Net income applicable to common stockholders	$3,230	$502

Net income per common share
Basic, as reported	$32,450	$5,751
Basic, pro forma	$32,301	$5,025
Diluted, as reported	$32,450	$5,325
Diluted, pro forma	$32,301	$4,652

The weighted-average grant date fair value of stock options granted during the three months ended March 31, 2007 and April 1, 2006, were $8.06 and $4.05 respectively. There were no stock options exercised during the first three months of fiscal 2007 or 2006. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended
	March 31, 2007	April 1, 2006
Expected dividend yield	0.0%	0.0%
Expected volatility	54.3%	56.8%
Risk-free interest rate	4.66%	5.10%
Expected holding period	6.25 years	6.25 years

The expected volatility applicable to the three months ended March 31, 2007 is based on the volatility levels over the past 6.25 years from the average volatility of similar actively traded companies. The risk-free interest rate is derived from the average yield for the five and seven year zero-coupon U.S. Treasury Strips. The expected holding period of the option is calculated using the simplified method using the vesting term of 4 years and the contractual term of 10 years.

8. Legal Proceedings

Dwight Thompson v. The Vitamin Shoppe.    On February 25, 2005, a former store manager filed suit in the Superior Court of the State of California for the County of Orange, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to the misclassification of store managers as exempt employees under California law and violations with respect to providing meal and rest periods for store managers and assistant store managers. The Company opened its first store in California in December 2002, and the Company reclassified its California store managers as non-exempt employees in January 2004. Plaintiff seeks to bring this action on behalf of himself and other “similarly situated” current and former California store managers and assistant store managers. In addition to the allegations made on behalf of the class, the plaintiff has also alleged violations of various provisions of the California Labor Code that would entitle plaintiff to collect fees under the California “bounty hunter” statute. The parties engaged in some preliminary pre-trial discovery, and the matter is currently stayed pending court approval of the settlement in the Perry case described below.

David Beauford, Jonathan Opris and Leonard Tyler, Jr. v. Vitamin Shoppe Industries Inc.    On July 13, 2005 plaintiff Beauford, a former store manager, and plaintiff Opris, a former assistant store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations, and violations with respect to meal and rest periods under California law on behalf of store managers and assistant store managers. Plaintiff Tyler, a former store manager and assistant store manager was later added to the case as a named plaintiff. Many of plaintiffs’ allegations are similar to the violations alleged in the Thompson and Perry matter described below, including alleged violations of various provisions of the California Labor Code that would entitle plaintiffs to collect fees under the California “bounty hunter” statute. Discovery in this case is currently stayed pending court approval of the settlement in the Perry case described below. Plaintiff has made a formal settlement demand, which the Company has under review. The Company intends to defend these individual claims vigorously.

Janine Perry and Thomas Vitrano v. Vitamin Shoppe Industries Inc.    On August 17, 2005, plaintiff Perry, a former assistant store manager, and plaintiff Vitrano, a current store manager, filed suit in the Superior Court of the State of California for the County of Marin, alleging miscellaneous wage and hour violations under California law, including, but not limited to, violations related to misclassification of store managers and violations with respect to providing meal and rest periods for store managers and assistant store managers. Plaintiffs’ allegations are similar to the violations alleged in the Thompson and Beauford matters described above. Similarly, as in the Thompson and Beauford matters, plaintiffs seek to bring this action on behalf of themselves and other “similarly situated” current and former California store managers and assistant store managers. On December 20, 2005, the parties engaged in mediation that was facilitated by an experienced third party employment litigation mediator. After a full day session, the parties entered into a Memorandum of Understanding, which was followed by execution of a formal Settlement Agreement. The Company accrued $0.4 million for the proposed settlement in the last quarter of fiscal 2005. The settlement has received preliminary approval of the Marin County Superior Court, subject to notice to class members and final approval at a later hearing. Approval of the settlement is being opposed by the plaintiffs’ counsel in one of the other two actions.

The three matters summarized above, though separately filed, seek in primary part the same relief on behalf of the same class of employees. There was also a petition pending to consolidate the three actions which has been denied by the court. If the settlement in the Perry matter is granted final approval by the Court, such settlement should for the most part eliminate the claims in the other two, subject to the rights of individual claimants to elect to not become participants in the class settlement and pursue separate individual claims. As noted above, plaintiff’s counsel in one of the other two cases have been aggressive in opposing the Perry settlement. On July 7, 2006, such plaintiffs’ counsel filed a new lawsuit against the Company in Orange County, California on behalf of the same plaintiff whom they represent in the Perry case, as well as eight other individuals. The complaint seeks the same relief as is sought in Perry and the other two cases, but appears to do so on behalf of only those nine plaintiffs, as opposed to the larger class. A partial stay of this action is currently in place. The Company intends to defend these individual claims vigorously. The $0.4 million that was accrued and recorded as an expense in the fiscal 2005 consolidated financial statements was deposited in escrow in April of 2006 where it remains. The amount currently reported is the Company’s best estimate based on the information available at the time of this filing, however, circumstances in the future may alter the outcome of the proposed settlement.

Red Yeast Rice Litigation.    By letter dated November 28, 2005, an individual named Lawrence Switzer alleged that certain products sold by our Company containing an ingredient known as red yeast rice violate the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws. Mr. Switzer filed suit in Los Angeles Superior Court on May 19, 2006 against our Company and 15 other manufacturers or retailers of similar products. In response, our Company and the other defendants in the case filed demurrers to Mr. Switzer’s complaint, and on March 2, 2007, the Court dismissed Mr. Switzer’s complaint, giving him 30 days leave to amend his pleading. On April 2, 2007, Mr. Switzer filed a First Amended Complaint. The principal basis of the claim is that the products contain the chemical lovastatin, which is also the active ingredient in pharmaceutical products, the presence of which Mr. Switzer alleges causes the products to be drugs as opposed to dietary supplements under federal and, derivatively, California law. In addition to alleging violations of the CLRA and other state consumer protection laws, Mr. Switzer also alleges that the products are labeled and marketed in violation of the Federal Food, Drug & Cosmetic Act. While the case is not brought as a class action, Mr. Switzer claims to be a representative of the public suing for injunctive relief that will benefit the public. He seeks restitution on behalf of all purchasers of the products as well as compensatory damages, punitive damages, and attorneys fees and costs of litigation. There is no claim of personal injury, although Mr. Switzer alleges he lost money or property in purchasing each product. As a precaution, in early 2006 we temporarily ceased selling private label products containing red yeast rice until we reformulated and reintroduced the product in June 2006. We continue to sell third party products containing red yeast rice. Additionally, on March 29, 2007, Mr. Switzer sent the Company a Notice Of Violation, asserting that red yeast rice products sold by the Company violate California’s Proposition 65. However, Proposition 65 claims are not raised in Mr. Switzer’s lawsuit. As required by Proposition 65, Mr. Switzer must wait at least 60 days from the time he sent the Notice Of Violation before he can assert such claims in a lawsuit. In response to the notices, which were served on other Switzer defendants as well, California’s Attorney General sent the Company’s outside counsel a letter on April 17, 2007, indicating that the Attorney General is investigating the notices and considering whether to take prosecutorial action. The Company’s counsel, in conjunction with other defendants in the Switzer case, has filed a response with the California Attorney General. The Company intends to defend this lawsuit vigorously. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, the Company has not accrued any liabilities related to this litigation.

Multivitamins Especially for Women Litigation.    On January 19, 2007, media reports noted that an organization called Consumerlab.com had tested various nutritional supplements and found the Company’s private label brand of multivitamins Especially for Women (the “Product”) to contain less calcium than specified on the product label and to contain levels of lead that are above acceptable parameters. As a precaution, the Company voluntarily and temporarily ceased selling the Product pending an internal investigation and offered a full refund for those have purchased the Product. On January 22, 2007, plaintiffs Angelique Odum and Sharilyn Castro, represented by different counsel, filed separate lawsuits against the Company in U.S. District Court for the Central District of California and for the Southern District of California, respectively. On March 7, 2007, plaintiffs Sara Pineda and Zara Jellicoe, both represented by other counsel, filed a third lawsuit in the U.S. District Court for the Northern District of California. The Odum and Castro suits allege violations of the California Consumers Legal Remedies Act (“CLRA”) and other California consumer protection laws. The Castro complaint also alleges various common law torts. The Pineda/Jellicoe suit alleges violations of California’s

Unfair Competition and False Advertising Laws, but not the CLRA. The Odum, Castro and Pineda/Jellicoe plaintiffs all claim to represent a class of California consumers who purchased the Product, and their complaints are premised on the factual allegations stated in the prior media reports. On March 9, 2007, a fourth plaintiff, Elena Klyachman, filed a purported national class action complaint against the Company, and its affiliates VS Direct, Inc., VS Holdings, Inc., and VS Parent, Inc., along with the Company’s supplier of the Product, Nature’s Value, Inc., in the Superior Court of New Jersey for Bergen County. The Klyachman complaint is based on the same general allegations about the Product as the earlier complaints, but alleges violations of the New Jersey Consumer Fraud Act, common law, statutory and common law warranties, the Uniform Commercial Code and the Federal Magnusson Moss Act on behalf of all persons in the United States who purchased the Product. In addition, on April 19, 2007, two other plaintiffs, Catherine Guittard and Frances Von Koenig, represented by the same counsel as plaintiffs Pineda and Jellicoe, filed a purported national class action against the Company in the U.S. District Court for the District of New Jersey, alleging violations of the New Jersey Consumer Fraud Act and unjust enrichment based on the same allegations about the Product as in the prior cases. All pending actions seek restitution on behalf of purchasers of the Products as well as an injunction and attorneys fees and costs of litigation. The Castro complaint also seeks actual and punitive damages, the Klyachman complaint seeks actual, treble, and punitive damages, and the Guittard/Von Koenig complaint seeks actual and treble damages. There is no claim of personal injury in any of the actions.

The Company was served with the Odum complaint on January 24, 2007, but on April 19, 2007, plaintiff Odum filed a Request for Dismissal of the case, and Odum’s counsel has announced that they will be associating in as counsel for plaintiff Castro. The Company has been served with the other Complaints, but has not yet filed a response. The Company is continuing its investigation so it may respond to Plaintiffs’ claims. A mediation with all pending plaintiffs is scheduled for June 11, 2007. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, the Company has not accrued any liabilities related to this litigation.

Serge Torossian v. Vitamin Shoppe Industries Inc., and Erik J. Khorovsky v. The Vitamin Shoppe, and Vitamin Shoppe Industries, Inc.    Plaintiffs Torossian and Khorovsky each filed a class action suit in the U.S. District Court for the Central District of California on January 22, 2007 and February 12, 2007, respectively. The suits allege that the defendants violated a requirement in the Federal Fair Credit Reporting Act which prohibits merchants from providing consumers with a credit card receipt on which more than the last five digits of the card account number or the expiration date of the credit card are printed. Both complaints seek monetary damages and attorney’s fees and the Khorovsky Complaint also seeks injunctive relief. These cases currently are in the preliminary stages of litigation. The Company intends to defend the lawsuits vigorously. At this time it is premature to address any potential loss as a result of these cases, or the amount or range of potential loss. As of March 31, 2007, the Company has not accrued any liabilities related to this litigation.

California District Attorney Letter.    On May 17, 2007, the Company received a letter from the Napa County (California) District Attorney alleging that six of the Company’s private label products contain levels of lead that, pursuant to California’s Proposition 65, Cal. Health & Safety Code section 25249.5 et seq., require the products to bear a warning when sold in California. The letter claims that 12 other public prosecutors in California, including the California Attorney General,” are involved in a joint investigation of dietary supplements containing lead in amounts that expose users to lead in excess of 0.50 micrograms (ug) per day.” The letter demands that the Company immediately cease all sales of these products in California unless it provides a warning to consumers. It also notes that Proposition 65 provides for civil penalties of up to $2,500 per violation per day. The Company has contacted the Napa County District Attorney as well as the California Attorney General and is investigating these allegations and contacting its third-party suppliers of these products. One of the named products, Multivitamin Especially for Women, has not been sold by the Company since late January 2007. The other named products are Dandelion Root, Green Tea Extract, Ginger Root, Chitosan and Dong Quai.

9. Costs Associated with Severance

In accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”), the Company has recorded costs related to termination benefits for certain employees during fiscal 2006 and the three months ended March 1, 2007. During fiscal 2006 eight corporate employee positions were eliminated throughout the Company due to a staff restructuring. Based on these and prior year eliminations, the Company incurred severance obligations which were partially payable in fiscal 2006 and fiscal 2007. The total amount recorded to selling, general and administrative expense was approximately $0.4 million during the three months ended April 1, 2006 and $0.1 million during the three months ended March 31, 2007. Below is a reconciliation of the activity for the three months ended March 31, 2007 (in thousands):

Balance at December 30, 2006	$152
Accrual made during three months ended March 31, 2007	120
Payments made during three months ended March 31, 2007	(196)

Balance at March 31, 2007	$76

10. Related Party Transactions

In connection with the Acquisition, the Company entered into a management agreement with Bear Stearns Merchant Manager II, LLC. This agreement provides for a quarterly fee of the greater of $187,500 or 0.25% of gross sales for the preceding fiscal quarter for advisory and consulting services. Amounts paid during the three months ended March 31, 2007 and April 1, 2006 were approximately $0.3 million and $0.3 million, respectively.

In November 2005, the Company entered into a consulting agreement with Renaissance Brands LTD. (“Renaissance”), an advisory and consulting company serving a number of private equity and venture capital firms. Douglas B. Fox, a member of the Company’s board of directors, is the Chief Executive Officer and sole shareholder of Renaissance. Renaissance provided marketing, advertising and messaging advice to the Company and was paid $2,500 per day, for not more than three days per month, for such services. This arrangement was terminated in September 2006, and Renaissance Brands no longer performs any services for the Company. Amounts paid during the three months ended April 1, 2006 were approximately $38,000 for fees and expenses.

11. Segment Data

The Company currently operates two business segments, retail and direct. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. The Company’s management evaluates segment operating results based on several indicators. The primary key performance indicators are sales and operating income for each segment. The below table represents key financial information for each of the Company’s business segments, retail and direct, as well as corporate costs. The retail segment includes the Company’s retail stores. The retail segment generates revenue primarily through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through retail stores throughout the United States. The direct segment generates revenue through the sale of third-party branded and proprietary branded vitamins, minerals, herbs, supplements, sports nutrition and other health and wellness products through the Company’s catalog and its website. A catalog is mailed each month to customers in the Company’s Frequent Buyer Program database, and the Company’s website at www.vitaminshoppe.com offers its customers online access to a full assortment of over 20,000 SKUs. Corporate costs represent the Company’s administrative expenses which include, but are not limited to: human resources, legal, finance, IT, and various other corporate level activity related expenses. There are no inter-segment sales transactions.

The Company’s segments are designed to allocate resources internally and provide a framework to determine management responsibility. The accounting policies of the segments are the same as those described in Note 4—Summary of Significant Accounting Policies in the fiscal 2006 consolidated financial statements. The Company has allocated $132.2 million and $45.0 million of its recorded goodwill to the retail and direct segments, respectively. The Company does not have identifiable assets separated by segment.

The following table contains key financial information of the Company’s business segments (in thousands):

	Three Months Ended
	March 31, 2007	April 1, 2006
Sales:
Retail	$117,278	$103,985
Direct	20,266	23,315

Net sales	137,544	127,300
Income from operations:
Retail	19,298	16,504
Direct	3,787	2,981
Corporate costs	(12,332)	(10,580)

Income from operations	10,753	8,905
Other	—	(366)
Interest income	(55)	(137)
Interest expense	5,505	5,512

Income before provision for income taxes	5,303	3,896
Provision for income taxes	2,058	1,280

Net income	$3,245	$2,616

12. Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. On December 31, 2006 (the first day of the 2007 Fiscal year) the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized a liability for uncertain tax positions of $3.1 million which is included in Other long-term liabilities in the condensed consolidated financial statements. This liability was established as an adjustment to goodwill for $1.4 million, as a cumulative effect adjustment to reduce the December 31, 2006 beginning balance of retained earnings for $0.2 million, and through the reclassification of $1.5 million of previously recorded accruals for uncertain tax benefits. The Company does not currently expect any significant change relative to its accrual for uncertain tax positions in the next twelve months.

The total amount of unrecognized tax benefits that if recognized would affect the effective tax rate is approximately $0.7 million.

The Company recognizes interest related to uncertain tax positions in income tax expense. At March 31, 2007, the Company has recorded approximately $49,000 of accrued interest included in the aforementioned liability for uncertain tax positions for potential payments related to that liability. Interest recognized through the condensed consolidated statements of operations for the three months ended March 31, 2007, was insignificant.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2002 and for state examinations before 2002.

13. Supplemental Guarantor Information

The payment obligations of VSI under the Notes are jointly and severally and fully and unconditionally guaranteed on a senior basis by: Holdings (VSI’s parent), Direct (VSI’s sole subsidiary), all of VSI’s future restricted domestic subsidiaries, and Parent. The Notes and the guarantees are VSI’s, Holdings’ and Direct’s second priority senior secured obligations. They rank equally with all of VSI’s, Holding’s and Direct’s existing and future senior indebtedness and rank senior to all of VSI’s, Holdings’ and Direct’s existing and future subordinated indebtedness. The Notes and the guarantees are effectively subordinate to all of VSI’s, Holdings’ and Direct’s existing first priority senior secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under the Revolving Credit Facility.

The indenture governing the Notes restricts the ability of VSI and Direct to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge, or consolidate or transfer or sell assets.

The following supplemental financial information sets forth, on a consolidating basis, balance sheets, statements of operations, and statements of cash flows for Holdings, VSI and VSD:

CONDENSED CONSOLIDATING BALANCE SHEETS AS OF MARCH 31, 2007

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$941	$626	$—	$1,567
Inventories	—	12,128	72,118	—	84,246
Prepaid expenses and other current assets	60	54	11,072	—	11,186
Intercompany receivable	1	157,862	163,238	(321,101)	—
Deferred income taxes	—	575	1,112	—	1,687

Total current assets	61	171,560	248,166	(321,101)	98,686
Property and equipment, net	—	12,644	48,523	—	61,167
Goodwill	—	—	177,248	—	177,248
Other intangibles, net	—	—	68,205	—	68,205
Other assets:
Deferred financing fees, net of accumulated amortization of $1,496	—	—	6,092	—	6,092
Other	—	—	439	—	439
Security deposits	—	20	1,527	—	1,547
Deferred income tax asset	406	623	11,470	(12,499)	—

Total other assets	406	643	19,528	(12,499)	8,078
Investment in Subsidiary	173,469	—	33,416	(206,885)	—

Total assets	$173,936	$184,847	$595,086	$(540,485)	$413,384

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$—	$—	$8,500	$—	$8,500
Intercompany payable	17,537	145,642	157,920	(321,099)	—
Accounts payable	—	—	26,625	—	26,625
Deferred sales	—	476	3,256	—	3,732
Accrued salaries and related expenses	—	—	2,654	—	2,654
Accrued interest	—	—	2,567	—	2,567
Other accrued expenses	29	2,262	6,741	—	9,032

Total current liabilities	17,566	148,380	208,263	(321,099)	53,110
Long-term debt	—	—	165,000	—	165,000
Deferred income taxes	—	1,351	31,847	(12,499)	20,699
Other long term liabilities	—	—	3,066	—	3,066
Deferred rent	—	1,700	13,439	—	15,139
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding	—	—	—	—	—
Additional paid-in capital	155,816	20,165	166,791	(186,956)	155,816
Accumulated other comprehensive income	164	—	164	(164)	164
Retained earnings (accumulated deficit)	390	13,251	6,516	(19,767)	390

Total stockholders’ equity	156,370	33,416	173,471	(206,887)	156,370

Total liabilities and stockholders’ equity	$173,936	$184,847	$595,086	$(540,485)	$413,384

VS HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATING BALANCE SHEET AS OF DECEMBER 30, 2006

(In thousands, except share data)

	VS Holdings, Inc.	VS Direct	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$—	$885	$587	$—	$1,472
Inventories	—	13,072	69,103	—	82,175
Prepaid expenses and other current assets		99	10,962		11,061
Intercompany receivable	—	135,685	145,581	(281,266)	—
Deferred income taxes	—	704	1,297	—	2,001

Total current assets	—	150,445	227,530	(281,266)	96,709
Property and equipment, net	—	13,115	48,816	—	61,931
Goodwill	—	—	175,896	—	175,896
Other intangibles, net	—	—	68,205	—	68,205
Other assets:
Deferred financing fees, net of accumulated amortization of $1,206	—	—	6,382	—	6,382
Other	—	—	895	—	895
Security deposits	—	20	1,582	—	1,602
Deferred income tax asset	401	630	12,869	(13,900)	—

Total other assets	401	650	21,728	(13,900)	8,879
Investment in Subsidiary	170,674	—	30,795	(201,469)	—

Total assets	$171,075	$164,210	$572,970	$(496,635)	$411,620

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Revolving credit facility	$—	$—	$6,500	$—	$6,500
Intercompany payable	17,536	127,986	135,744	(281,266)	—
Accounts payable	—	18	26,654	—	26,672
Deferred sales	—	1,605	9,870	—	11,475
Accrued salaries and related expenses	—	9	4,321	—	4,330
Accrued interest	—	—	2,624	—	2,624
Other accrued expenses	33	707	6,082	—	6,822

Total current liabilities	17,569	130,325	191,795	(281,266)	58,423
Long-term debt	—	—	165,000	—	165,000
Deferred income taxes	—	1,390	32,754	(13,900)	20,244
Deferred rent	—	1,700	12,747	—	14,447
Commitments and Contingencies
Stockholders’ equity:
Additional paid-in capital	155,642	20,165	166,791	(186,956)	155,642
Other comprehensive income	478	—	478	(478)	478
(Accumulated deficit) retained earnings	(2,614)	10,630	3,405	(14,035)	(2,614)

Total stockholders’ equity	153,506	30,795	170,674	(201,469)	153,506

Total liabilities and stockholders’ equity	$171,075	$164,210	$572,970	$(496,635)	$411,620

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2007

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$24,523	$113,021	$—	$137,544
Commissions	—	6,357	1,396	(7,753)	—
Cost of goods sold	—	16,868	74,605	(903)	90,570

Gross profit	—	14,012	39,812	(6,850)	46,974
Selling, general and administrative expenses	174	9,733	32,851	(6,850)	35,908
Related party expenses (see Note 10)	—	—	313	—	313

(Loss) income from operations	(174)	4,279	6,648	—	10,753
Interest income	—	(3)	(52)	—	(55)
Interest expense	—	—	5,505	—	5,505

(Loss) income before (benefit) provision for income taxes	(174)	4,282	1,195	—	5,303
(Benefit) provision for income taxes	(67)	1,661	464	—	2,058

(Loss) income before equity in net earnings of subsidiary	(107)	2,621	731	—	3,245
Equity in net earnings of subsidiary	3,352	—	2,621	(5,973)	—

Net income	$3,245	$2,621	$3,352	$(5,973)	$3,245

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED APRIL 1, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Net sales	$—	$20,597	$106,703	$—	$127,300
Commissions	—	7,642	1,352	(8,994)	—
Cost of goods sold	—	14,311	71,142	(842)	84,611

Gross profit	—	13,928	36,913	(8,152)	42,689
Selling, general and administrative expenses	35	10,105	31,456	(8,152)	33,444
Related party expenses (see Note 10)	—	—	340	—	340

(Loss) income from operations	(35)	3,823	5,117	—	8,905
Other	—	—	(366)	—	(366)
Interest income	(16)	(2)	(119)	—	(137)
Interest expense	—	—	5,512	—	5,512

(Loss) income before (benefit) provision for income taxes	(19)	3,825	90	—	3,896
(Benefit) provision for income taxes	(6)	1,257	29	—	1,280

(Loss) income before equity in net earnings of subsidiary	(13)	2,568	61	—	2,616
Equity in net earnings of subsidiary	2,629	—	2,568	(5,197)	—

Net income	$2,616	$2,568	$2,629	$(5,197)	$2,616

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2007

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$3,245	$2,621	$3,352	$(5,973)	$3,245
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of fixed assets	—	—	78	—	78
Depreciation and amortization	—	572	3,299	—	3,871
Deferred income taxes	(5)	97	2,078	—	2,170
Deferred rent	—	—	489	—	489
Equity compensation expense	174	—	—	—	174
Equity in earnings of subsidiary	(3,352)	—	(2,621)	5,973	—
Changes in operating assets and liabilities:
Inventories	—	944	(3,015)	—	(2,071)
Prepaid expenses and other current assets	(60)	44	94	—	78
Intercompany	—	(4,520)	4,520	—	—
Other non-current assets	—	—	28	—	28
Accounts payable	—	(18)	(29)	—	(47)
Accrued expenses and other current liabilities	(2)	417	(7,736)	—	(7,321)

Net cash provided by operating activities	—	157	537	—	694

Cash flows from investing activities:
Capital expenditures	—	(101)	(2,498)	—	(2,599)

Net cash used in investing activities	—	(101)	(2,498)	—	(2,599)

Cash flows from financing activities:
Borrowings under revolving credit agreement	—	—	2,000	—	2,000

Net cash provided by financing activities	—	—	2,000	—	2,000

Net increase in cash and cash equivalents	—	56	39	—	95
Cash and cash equivalents beginning of period	—	885	587	—	1,472

Cash and cash equivalents end of period	$—	$941	$626	$—	$1,567

VS HOLDINGS, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED APRIL 1, 2006

(In thousands)

	VS Holdings, Inc.	VS Direct Inc.	Vitamin Shoppe Industries Inc.	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$2,616	$2,568	$2,629	$(5,197)	$2,616
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	508	3,077	—	3,585
Deferred income taxes	47	91	1,214	—	1,352
Deferred rent	—	26	732	—	758
Stock based compensation	16	—	—	—	16
Equity in earnings of subsidiary	(2,629)	—	(2,568)	5,197	—
Changes in operating assets and liabilities:
Inventories	—	(147)	(3,908)	—	(4,055)
Prepaid expenses and other current assets	(56)	(893)	(1,704)	—	(2,653)
Intercompany	—	(1,919)	1,919	—	—
Other non-current assets	—	13	36	—	49
Accounts payable	—	339	2,740	—	3,079
Accrued expenses and other current liabilities	6	91	(3,347)	—	(3,250)

Net cash provided by operating activities	—	677	820	—	1,497

Cash flows from investing activities:
Capital expenditures	—	(261)	(2,772)	—	(3,033)

Net cash used in investing activities	—	(261)	(2,772)	—	(3,033)

Cash flows from financing activities:
Borrowings under revolving credit agreement	—	—	(627)	—	(627)
Deferred financing fees	—	—	(38)	—	(38)

Net cash used in financing activities	—	—	(665)	—	(665)

Net increase (decrease) in cash and cash equivalents	—	416	(2,617)	—	(2,201)
Cash and cash equivalents beginning of period	—	—	4,784	—	4,784

Cash and cash equivalents end of period	$—	$416	$2,167	$—	$2,583

                 Shares

Vitamin Shoppe, Inc.

Common Stock

PROSPECTUS

BEAR, STEARNS & CO. INC.	LEHMAN BROTHERS	BANC OF AMERICA SECURITIES LLC

PIPER JAFFRAY	WACHOVIA SECURITIES	COWEN AND COMPANY

                    , 2007

Until                 , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts except the SEC registration fee and the NASD fee are estimated. The missing amounts will be filed by amendment.

SEC Registration Fee		$4,605
NASD filing fee		17,750
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		3,000
Accounting fees and expenses		*
Blue Sky fees and expenses		5,000
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

VS Holdings, Inc. is incorporated under the laws of the state of Delaware.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The amended and restated certificate of incorporation of VS Holdings, Inc. provides for the indemnification of directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. In addition, as permitted by the Delaware General Corporation Law, the certificate of incorporation of VS Holdings, Inc. provides that none of its directors will be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.

The amended and restated by-laws of VS Holdings, Inc. provides for the indemnification of all of their respective current and former directors and current or former officers to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

We also have issued stock option grants under our Amended and Restated 2006 Stock Option Plan, a written compensatory benefit plan under which we have issued options to employees and directors. The aggregate sales price of the securities issued under the plan in reliance on Rule 701 did not exceed 15% of our total assets in any given year.

Option Grants in Past Three Years.    All of our grants of options in the past three years were for options to purchase shares of our common stock and were made under our Amended and Restated 2006 Stock Option Plan.

Since May 1, 2004, the registrant has issued to certain officers, employees and directors options to purchase 1,065,383 shares of common stock, with an estimated approximate aggregate exercise price of $20,882,218 upon exercise of such options. On June 12, 2006, VS Mergersub, Inc., then a wholly-owned subsidiary of VS Parent, Inc., then a wholly-owned subsidiary of VS Holdings, Inc., merged with and into VS Holdings, Inc., with VS Holdings, Inc. being the surviving corporation. By operation of the merger, VS Holdings, Inc. became a direct wholly-owned subsidiary of VS Parent, Inc. As a result of the merger, all of our common stock and option grants were cancelled and reissued by VS Parent, Inc.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) See the Exhibit Index beginning on the page II-5 for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Not applicable.

ITEM 17.	UNDERTAKINGS

1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

3. The undersigned registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Bergen, State of New Jersey, on May 23, 2007.

VS HOLDINGS, INC.
(Registrant)

By:	/S/ THOMAS A. TOLWORTHY
Thomas A. Tolworthy Chief Executive Officer and Director

Each person whose signature appears below constitutes and appoints Thomas A. Tolworthy and Michael G. Archbold, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ THOMAS A. TOLWORTHY Thomas A. Tolworthy	Chief Executive Officer and Director (Principal Executive Officer)	May 23, 2007

/S/ MICHAEL G. ARCHBOLD Michael G. Archbold	Executive Vice President, Chief Operating Officer and Chief Financial Officer	May 23, 2007

/S/ DOUGLAS R. KORN Douglas R. Korn	Director	May 23, 2007

/S/ RICHARD L. PERKAL Richard L. Perkal	Director	May 23, 2007

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation of VS Holdings, Inc.*

3.4	Amended and Restated By-Laws of VS Holdings, Inc.*

4.1	Indenture dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc., as Guarantors, and Wilmington Trust Company, as Trustee.†

4.2	Registration Rights Agreement dated as of dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Holdings, Inc. and VS Direct Inc., as Guarantors, and Bear Stearns, BNP Paribas Securities Corp., Banc of America Securities LLC, Jefferies & Company, Inc. and Rothschild Inc., as Initial Purchasers.†

4.3	Form of Second Priority Senior Secured Floating Rate Note due 2012.†

4.4	Specimen Common Stock Certificate*

5.1	Opinion of Kirkland & Ellis LLP.*

10.1	Loan and Security Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc. and VS Direct Inc. as borrowers, VS Holdings, Inc. as Guarantor, the Lenders from time to time thereto, and Wachovia Bank, National Association as agent for the Lenders.†

10.2	Amendment No. 1 And Consent To Loan And Security Agreement, dated as of June 12. 2006, by and among Vitamin Shoppe Industries Inc. and VS Direct Inc. as borrowers, VS Holdings, Inc. and VS Parent, Inc., as Guarantors, the Lenders from time to time thereto, and Wachovia Bank, National Association as agent for the Lenders.†

10.3	Trademark Security Agreement, dated as of November 15, 2005, by and between Vitamin Shoppe Industries Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.4	Stock Pledge Agreement, dated as of November 15, 2005, by and between Vitamin Shoppe Industries Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.5	Guarantee of VS Holdings, Inc. and VS Direct Inc. of obligations of Vitamin Shoppe Industries Inc. under the Loan and Security Agreement.†

10.6	Guarantee of Vitamin Shoppe Industries Inc. and VS Holdings, Inc. of obligations of VS Direct Inc. under the Loan and Security Agreement.†

10.7	Stock Pledge Agreement, dated as of November 15, 2005, by and between VS Holdings, Inc. as Pledgor and Wachovia Bank, National Association as Pledgee.†

10.8	Intercreditor Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., VS Direct Inc. and VS Holdings, Inc. as Pledgors, Wachovia Bank, National Association as Agent under the Loan and Security Agreement and Wilmington Trust Company, as Trustee under the Indenture and Parity Lien Collateral Agent.†

10.9	Deposit Account Control Agreement, dated as of November 15, 2005, by and among Vitamin Shoppe Industries Inc., Wachovia Bank, National Association as Agent under the Loan Agreement and Bank of America, N.A.†

10.10	Collateral Account Notification and Acknowledgement dated as of January 15, 2006, by and between Vitamin Shoppe Industries Inc., Wachovia Bank National Association and Bank of America, N.A.†

10.11	Third Amended and Restated Employment and Non-Competition Agreement, dated as of June 12, 2006, between Thomas Tolworthy, VS Parent, Inc. and VS Holdings, Inc. and Vitamin Shoppe Industries Inc.†

EXHIBIT NO.	DESCRIPTION
10.12	Amended and Restated Employment and Non-Competition Agreement, dated as of June 12, 2006, between Anthony Truesdale and VS Parent, Inc., Vitamin Shoppe Industries Inc., VS Holdings, Inc. †

10.13	Amendment to Employment Agreement, dated as of June 12, 2006, between Cosmo La Forgia, VS Parent, Inc., Vitamin Shoppe Industries Inc. and VS Holdings, Inc.†

10.14	Vitamin Shoppe Industries Inc. Management Incentive Plan, dated as of February 28, 2006.†

10.15	Vitamin Shoppe Industries Inc. Management Incentive Plan, dated as of March 7, 2005.†

10.17	Form of Employment Agreement between executive officer, VS Parent, Inc., Vitamin Shoppe Industries Inc. and VS Holdings, Inc.†

10.18	Lease Agreement, dated as of May 2, 2002, between Hartz Mountain Industries, Inc. and Vitamin Shoppe Industries. Inc.†

10.19	Purchase Agreement, dated as of November 1, 2004, between Natures Value, Inc. and Vitamin Shoppe Industries Inc.†

10.20	Advisory Services Agreement, dated as of November 27, 2002, by and among Bear Stearns Merchant Manager II, LLC, VS Holdings, Inc., and Vitamin Shoppe Industries Inc.†

10.21	Amendment No. 1 to Advisory Services Agreement, dated as of June 12, 2006, by and among VS Holdings, Inc., Vitamin Shoppe Industries Inc., Bear Stearns Merchant Manager II, LLC and VS Parent, Inc.†

10.22	Professional Services Agreement, dated as of November 2005, by and between Vitamin Shoppe Industries Inc. and Renaissance Brands, Ltd.†

10.23	Project Agreement, dated as of November 2005, by and between Vitamin Shoppe Industries Inc. and Renaissance Brands, Ltd.†

10.24	Mutual Confidentiality Agreement, dated as of November 2005, by and between Vitamin Shoppe Industries Inc. and Renaissance Brands, Ltd.†

10.25	Employment and Non-Competition Agreement, dated as of January 15, 2007, between Louis Weiss, VS Parent, Inc., VS Holdings, Inc., VS Direct Inc., and Vitamin Shoppe Industries Inc. (Incorporated by reference to Exhibit to the Current Report on Form 8-K filed on January 16, 2007).

10.26	Third Amended and Restated Employment and Non-Competition Agreement, dated as of February 28, 2007, between Thomas Tolworthy, VS Parent, Inc. and VS Holdings, Inc. and Vitamin Shoppe Industries Inc. (Incorporated by reference to the Exhibit to the Current Report on Form 8-K, filed on March 6, 2007).

10.27	Employment and Non-Competition Agreement, dates as of April 16, 2007, between Michael G. Archbold, VS Parent, Inc., VS Holdings, Inc. and Vitamin Shoppe Industries Inc. (Incorporated by reference to the Exhibit to the Current Report on Form 8-K, filed on April 19, 2007).

21.1	Subsidiaries of the Registrant.†

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*

24.1	Power of Attorney (included on the signature pages hereto).

*	To be filed by amendment.
†	Incorporated by reference to the Exhibit Index of Registration Statement No. 333-134983 on Form S-4 filed on June 13, 2006, as amended.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated March 29, 2007 (May 17, 2007 as to net income (loss) per share data described in Note 4) relating to the consolidated financial statements of VS Holdings, Inc. and Subsidiary (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective January 1, 2006 and to a change in method of accounting for costs included in inventory in Fiscal 2005) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

May 22, 2007